Annual Report

June 30, 2015

Equity Funds

Waddell & Reed Advisors Accumulative Fund
Waddell & Reed Advisors Asset Strategy Fund
Waddell & Reed Advisors Continental Income Fund
Waddell & Reed Advisors Core Investment Fund
Waddell & Reed Advisors Dividend Opportunities Fund
Waddell & Reed Advisors Energy Fund
Waddell & Reed Advisors Global Growth Fund
Waddell & Reed Advisors New Concepts Fund
Waddell & Reed Advisors Science and Technology Fund
Waddell & Reed Advisors Small Cap Fund
Waddell & Reed Advisors Tax-Managed Equity Fund
Waddell & Reed Advisors Value Fund
Waddell & Reed Advisors Vanguard Fund



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Hermann, CFA

Dear Shareholder,

As we look over the past 12 months, the economic data in the U.S. hasn't been as strong as we had anticipated. While various issues, from harsh winter weather to geopolitical risk, have slowed growth, broad fundamentals and data points remain solid. The U.S. economy appears headed in the right direction despite stops and starts.

There is growth outside the U.S. currently, although it is quite modest. The underlying force in that growth has been Japan and Europe's central banks' very aggressive monetary policy. The Chinese also have become more aggressive recently. Financial asset prices in Japan and the Eurozone have appreciated significantly so far, as have those in China. The presumption of economic acceleration imbedded in stock price increases will need to be substantiated by the data going forward for this to continue.

In the U.S., the Federal Reserve (Fed) remains steadfast in stating that rates will rise slowly and the timing of a decision on an increase will be data dependent, meaning driven by an increase in the rate of inflation and by job growth. Markets recently have begun to discount a less-accommodative Fed. A degree of uncertainty has emerged, as the equity and bond markets struggle to assess when and how much rates will rise.

Though economic data in the U.S. has improved, the timing of a rate increase is still up for debate. We believe that the economic foundation in the U.S. remains less than robust, so the odds of a rate increase by September are no better than even. When the Fed does implement a rate increase, it should be small enough not to disrupt economic growth.

The U.S. economy's ability to maintain growth in the face of sluggish global growth is one of the key questions for the months ahead. We believe an improving U.S. jobs picture, little inflation and low interest rates create a favorable environment for U.S. businesses and will combine to drive corporate earnings growth and associated equity prices.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2015	6/30/2014
S&P 500 Index	2,063.11	1,960.23
MSCI EAFE Index	1,842.46	1,972.12
10-Year Treasury Yield	2.35%	2.53%
U.S. unemployment rate	5.30%	6.10%
30-year fixed mortgage rate	4.02%	4.14%
Oil price per barrel	$ 59.47	$ 105.37

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2015.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-14	Ending Account Value 6-30-15	Expenses Paid During Period*	Beginning Account Value 12-31-14	Ending Account Value 6-30-15	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,062.70	$ 5.47	$1,000	$1,019.50	$ 5.35	1.07%
Class B**	$1,000	$1,057.50	$11.42	$1,000	$1,013.73	$11.18	2.23%
Class C	$1,000	$1,058.60	$10.29	$1,000	$1,014.79	$10.07	2.02%
Class Y	$1,000	$1,065.30	$ 4.34	$1,000	$1,020.62	$ 4.24	0.84%
Asset Strategy Fund							
Class A	$1,000	$1,000.00	$ 5.50	$1,000	$1,019.30	$ 5.55	1.11%
Class B**	$1,000	$ 995.30	$10.48	$1,000	$1,014.28	$10.57	2.12%
Class C	$1,000	$ 995.40	$ 9.68	$1,000	$1,015.07	$ 9.77	1.96%
Class Y	$1,000	$1,002.20	$ 4.10	$1,000	$1,020.73	$ 4.14	0.82%
Continental Income Fund							
Class A	$1,000	$1,017.50	$ 5.65	$1,000	$1,019.15	$ 5.65	1.14%
Class B**	$1,000	$1,012.80	$11.07	$1,000	$1,013.84	$11.08	2.21%
Class C	$1,000	$1,013.70	$ 9.87	$1,000	$1,014.98	$ 9.87	1.98%
Class Y	$1,000	$1,019.80	$ 4.34	$1,000	$1,020.53	$ 4.34	0.86%

See footnotes on page 6.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 12-31-14	Ending Account Value 6-30-15	Expenses Paid During Period*	Beginning Account Value 12-31-14	Ending Account Value 6-30-15	Expenses Paid During Period*	
Core Investment Fund							
Class A	$1,000	$1,009.90	$ 5.13	$1,000	$1,019.73	$ 5.15	1.02%
Class B**	$1,000	$1,003.30	$10.82	$1,000	$1,014.02	$10.88	2.17%
Class C	$1,000	$1,004.90	$ 9.82	$1,000	$1,014.99	$ 9.87	1.98%
Class Y	$1,000	$1,011.30	$ 3.92	$1,000	$1,020.94	$ 3.94	0.78%
Dividend Opportunities Fund							
Class A	$1,000	$ 987.70	$ 6.06	$1,000	$1,018.70	$ 6.16	1.23%
Class B**	$1,000	$ 982.80	$11.50	$1,000	$1,013.24	$11.68	2.33%
Class C	$1,000	$ 984.10	$10.12	$1,000	$1,014.59	$10.27	2.06%
Class Y	$1,000	$ 989.40	$ 4.48	$1,000	$1,020.34	$ 4.55	0.90%
Energy Fund							
Class A	$1,000	$1,008.60	$ 7.83	$1,000	$1,016.99	$ 7.87	1.57%
Class B**	$1,000	$1,002.40	$14.22	$1,000	$1,010.55	$14.27	2.87%
Class C	$1,000	$1,003.80	$12.32	$1,000	$1,012.52	$12.38	2.48%
Class Y	$1,000	$1,011.00	$ 5.43	$1,000	$1,019.41	$ 5.45	1.09%
Global Growth Fund							
Class A	$1,000	$1,050.20	$ 7.07	$1,000	$1,017.88	$ 6.96	1.39%
Class B**	$1,000	$1,042.10	$14.40	$1,000	$1,010.66	$14.18	2.85%
Class C	$1,000	$1,045.00	$12.37	$1,000	$1,012.68	$12.18	2.44%
Class Y	$1,000	$1,051.90	$ 5.33	$1,000	$1,019.62	$ 5.25	1.04%
New Concepts Fund							
Class A	$1,000	$1,034.00	$ 6.71	$1,000	$1,018.16	$ 6.66	1.34%
Class B**	$1,000	$1,027.70	$12.27	$1,000	$1,012.65	$12.18	2.45%
Class C	$1,000	$1,029.20	$11.36	$1,000	$1,013.64	$11.28	2.25%
Class Y	$1,000	$1,035.80	$ 5.09	$1,000	$1,019.77	$ 5.05	1.01%
Science and Technology Fund							
Class A	$1,000	$1,047.40	$ 6.35	$1,000	$1,018.62	$ 6.26	1.25%
Class B**	$1,000	$1,042.90	$11.64	$1,000	$1,013.42	$11.48	2.29%
Class C	$1,000	$1,043.20	$11.14	$1,000	$1,013.89	$10.98	2.20%
Class Y	$1,000	$1,048.60	$ 5.02	$1,000	$1,019.91	$ 4.95	0.99%
Small Cap Fund							
Class A	$1,000	$1,063.60	$ 7.22	$1,000	$1,017.82	$ 7.06	1.41%
Class B**	$1,000	$1,057.60	$12.76	$1,000	$1,012.37	$12.48	2.51%
Class C	$1,000	$1,058.80	$11.43	$1,000	$1,013.68	$11.18	2.24%
Class Y	$1,000	$1,065.40	$ 5.27	$1,000	$1,019.68	$ 5.15	1.03%
Tax-Managed Equity Fund							
Class A	$1,000	$1,069.50	$ 5.48	$1,000	$1,019.54	$ 5.35	1.06%
Class B**	$1,000	$1,064.30	$10.53	$1,000	$1,014.55	$10.27	2.07%
Class C	$1,000	$1,065.00	$ 9.91	$1,000	$1,015.24	$ 9.67	1.93%

See footnotes on page 6.

Fund	Actual[1] Beginning Account Value 12-31-14	Actual[1] Ending Account Value 6-30-15	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 12-31-14	Hypothetical[2] Ending Account Value 6-30-15	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Value Fund							
Class A	$1,000	$ 995.70	$ 6.09	$1,000	$1,018.73	$ 6.16	1.22%
Class B**	$1,000	$ 990.30	$11.84	$1,000	$1,012.89	$11.98	2.40%
Class C	$1,000	$ 991.70	$10.36	$1,000	$1,014.35	$10.47	2.11%
Class Y	$1,000	$ 997.60	$ 4.39	$1,000	$1,020.39	$ 4.44	0.89%
Vanguard Fund							
Class A	$1,000	$1,054.30	$ 5.75	$1,000	$1,019.21	$ 5.65	1.13%
Class B**	$1,000	$1,047.70	$11.47	$1,000	$1,013.59	$11.28	2.26%
Class C	$1,000	$1,049.30	$10.55	$1,000	$1,014.48	$10.37	2.08%
Class Y	$1,000	$1,055.20	$ 4.32	$1,000	$1,020.57	$ 4.24	0.85%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2015, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Barry M. Ogden

Below, Barry M. Ogden, CFA, CPA, portfolio manager of the Waddell & Reed Advisors Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. Mr. Ogden has managed the Fund since 2004 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Waddell & Reed Advisors Accumulative Fund (Class A shares at net asset value)	12.19%
Waddell & Reed Advisors Accumulative Fund (Class A shares including sales charges)	5.71%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of securities that represent the large-cap growth market)	7.42%
Lipper Multi-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.13%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

As we sit down to write our annual commentary, we are again humbled by the continued support so many of you have shown through your many years of holding and investing in the Fund. Having been at the helm of the Fund for more than a decade, we know that many of you have been there every step of the way and for that, thank you. There have been some ups and downs along the way and some brief periods of slight underperformance, but we are very pleased to say that this past 12-month period has been one of the Fund's best.

For the year ending June 30, 2015, the Waddell & Reed Advisors Accumulative Fund outperformed its S&P 500 Index benchmark, before the effects of sales charges. Equally important has been the relative consistent three, five and 10-year performance for the Fund. This is something we focus on each and every day; building a portfolio of stocks and companies that we think cannot only perform well over a short to intermediate time frame, but has the potential to perform well over a multi-year time period.

Contributors and detractors

Some of our largest holdings have been core positions for the Fund for quite some time. Apple, Inc. has been the Fund's largest holding for many years and is still its largest position today. While Apple has had some difficult times over the past 10 years, it has transitioned from simply offering iPod and Mac products to including its revolutionary iPhone. We believe the iPhone has truly changed the DNA of the company and has vaulted Apple to the most valuable company in the world today, based on market capitalization. We continue to believe that Apple is well positioned within several key categories and think its first generation of the Apple Watch could, over time, change the way people utilize watches. However, over the near-term, the success or failure and direction of the stock price has largely been driven by the continued momentum of the company's iPhone franchise, and we suspect this product line has a longer shelf-life than many people assume. These devices have become synonymous with everything we do and everything we are, from texting and sharing pictures, to checking Facebook pages. The iPhone is the one thing that many don't leave home without and we see no reason why this is going to change anytime soon.

Starbucks Corp. is another long-standing and large holding and we don't see any near-term reason it won't continue to be a key position for the Fund. This company continues to invent and reinvent itself to stay relevant to the consumer. It constantly is rolling out new products, new flavors, seasonal options that bring the customer back to the store. To think that a company of this size is able to deliver mid-single digit same store growth metrics at this stage of its lifecycle is remarkable. It has created an "experience" that few companies have been able to replicate. Most consumer brands stall out at some point and several years back, Starbucks' brand seemed to be getting a bit stale with the consumer. Company chairman and CEO Howard Shultz came back and has since been nothing short of amazing in reinvigorating the Starbucks culture and the results speak for themselves. In addition, the company still has tremendous growth opportunities in China and the rest of the world as it has shown the brand resonates globally and not just here in the U.S.

Lastly, a big position for the Fund is Walt Disney Company (The), which has been a strong contributor over the past 12-month period. We have purchased and sold this stock several different times over the years, but late in 2014, we became convinced that this was a name we should buy and hold. Disney is a well-diversified, fully integrated media behemoth that owns and operates some of the world's best and brightest brands. Its ESPN subsidiary continues to perform better than its peers. Disney's movie, "Frozen" was a whirlwind that took the world by storm. The best part about this investment is that it is not a one-trick pony. In addition, Disney has a pipeline of new movie releases that we believe should keep the momentum rolling. Next up is "Star Wars VII — The Force Awakens." Our guess is that nearly every person reading this commentary has been impacted by the Star Wars franchise in some way. As such, Disney is about to embark on a possibly bigger opportunity as the movie releases around the end of 2015 and has the potential for toys and other merchandising aimed at children this upcoming holiday season.

If you can't beat them, buy them

This past 12-month period has seen a flurry of mergers and acquisitions (M&A) and as far as we can tell, this trend should continue thru the back half of 2015. With interest rates still at record low levels and companies flush with cash in a modest growth environment, it simply makes a lot of sense for there to continue to be more consolidation in some industries as the debt markets remain wide open. During the period, the Fund was in the right names at the right times in terms of M&A.

The first acquisition target was Time Warner Cable, Inc. The cable provider was originally sought after by Comcast Corp. but the Department of Justice blocked the sale. Time Warner then found another suiter in Charter Communications (not a Fund holding). The Fund was on the right side of this trade with a very large holding position in Time Warner. This helped generate some strong performance for the Fund.

The Fund's second stock to be acquired during the period was Kythera Biopharmaceuticals. Allergan waited until Kythera had approval by the Federal Food and Drug Administration for an upcoming launch of a product that reduces submental fat. Kythera is being acquired for about $2.1 billion in cash and we believe that combining with Allergan will ultimately be in the best interest of the company and we intend to tender the Fund's shares.

In addition, we continue to have several holdings that, in our opinion, are ripe for a takeout or merger in the back half of calendar 2015. We believe that in a few instances, the probability is relatively high that something will happen at some point, though the timing of these deals is very difficult and often times, takes longer to play out than we would expect.

Portfolio strategy, construction

The Fund's strategy and focus remains the same as it has been for many years now. We are constantly trying to build a portfolio of stocks and, more importantly companies that we think are well positioned not only for the next several quarters, but over an extended period of time. We seek out and invest in companies that are able to differentiate themselves with a product, a brand, a technological advantage or a franchise of products that give them an advantage over their competitors. Many of the Fund's largest holdings have been core positions for many years and that's because we believe they are competitively advantaged and that doesn't usually change overnight.

The other aspect of managing the Fund that we take a lot of pride in is actively trading around core positions periodically when the opportunity presents itself. As we have moved one year later into this economic and business cycle, we believe we might be entering more of a trading environment than we've been in for a few years. We think this could play right into our philosophy and we will look to maximize performance by taking advantages of inefficiencies or mispriced securities.

Sector exposures that contributed to performance

Our largest weighting throughout the fiscal year remained consumer discretionary, which accounted for more than 26% of the Fund's holdings as of June 30, 2015. In total, this sector helped the Fund by 120 basis points and was a solid performer, despite some signs of weakness in consumer spending. Our second largest weighting was health care, which coupled with some very strong stock selection, helped the Fund by some 391 basis points, relative to the S&P 500 Index benchmark. The other sector worth highlighting is technology. Despite being underweight in total, our technology stock selection and significant position in Apple helped the Fund's relative performance by nearly 125 basis points.

Outlook

It always makes us a bit nervous to throw out predictions as it relates to the broader markets, because if there is one thing we've learned it's that things can and do change rapidly. Overall, we think the backdrop looks pretty good for U.S. equities. It's now apparent that much of the Q1 real gross domestic product (GDP) disappointment was weather and port-impacted, rather than true demand driven. Seasonal adjustments seem to be lagging the actual trends of late and it feels like we're running somewhere between a 2-3% real GDP environment. This should allow the Federal Reserve (Fed) to raise rates sometime before the end of 2015, although Chairwoman Janet Yellen has made it abundantly clear, the Fed is in no hurry to raise rates too far or too fast. We suspect that she and the committee will err on the side of caution. Lower for longer has been our working assumption and we think it still applies.

The labor markets continue to chug along at almost a "Goldilocks" type of an environment — not too hot and not too cold. For all of calendar year 2014, the U.S. added just over 3.1 million jobs in total, or about 260,000 every month. Thru the first six months of the calendar year 2015, things have slowed a bit to 208,000 per month on average. This still appears to be very respectable given we're now in the seventh year of the business cycle and should help support consumer spending trends.

In summary, we've been blessed with a healthy job market, an accommodative Fed, low inflation, record low gas prices, a recovering housing market, consumers who in most cases are much better off today than several years ago and equity markets that are hitting new highs and creating a tremendous amount of net worth for investors. In some ways, we think that this situation might be as good as it gets or at least that we're getting closer to the end of the "Goldilocks" period of investing. But for the time being, we intend to play the hand we've been dealt, and seek to maximize the potential returns for the Fund and our shareholders until the cards are reshuffled or the game ends. Stay tuned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Accumulative Fund's performance.

Accumulative Fund

Asset Allocation

Stocks	**93.4%**
Consumer Discretionary	24.3%
Health Care	24.1%
Information Technology	14.4%
Consumer Staples	10.7%
Financials	9.1%
Industrials	6.0%
Energy	3.8%
Telecommunication Services	0.9%
Materials	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.6%**

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	10/748	2
3 Year	158/658	24
5 Year	125/567	23
10 Year	126/362	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Allergen plc	Health Care	Pharmaceuticals
Starbucks Corp.	Consumer Discretionary	Restaurants
Kansas City Southern	Industrials	Railroads
Walt Disney Co. (The)	Consumer Discretionary	Movies & Entertainment
Citigroup, Inc.	Financials	Other Diversified Financial Services
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
Wells Fargo & Co.	Financials	Diversified Banks
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



	Accumulative Fund, Class A Shares[1] $20,308
	S&P 500 Index $21,377

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	5.71%	7.13%	11.07%	12.48%
5-year period ended 6-30-15	16.17%	16.01%	16.38%	17.88%
10-year period ended 6-30-15	7.34%	6.97%	6.88%	8.26%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Accumulative Fund (in thousands) JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Limited Brands, Inc.	190	$ 16,289
Auto Parts & Equipment – 0.9%		
Delphi Automotive plc	155	13,189
Broadcasting – 2.0%		
CBS Corp., Class B	385	21,368
Discovery Holding Co., Class A (A)	240	7,982
		29,350
Cable & Satellite – 3.4%		
Comcast Corp., Class A	360	21,651
Time Warner Cable, Inc. (B)	155	27,616
		49,267
Consumer Electronics – 1.0%		
Harman International Industries, Inc.	120	14,273
Footwear – 0.5%		
NIKE, Inc., Class B (B)	75	8,101
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The)	225	25,004
Hotels, Resorts & Cruise Lines – 2.1%		
Hilton Worldwide Holdings, Inc. (A)	470	12,949
Starwood Hotels & Resorts Worldwide, Inc.	215	17,434
		30,383
Leisure Facilities – 1.8%		
ClubCorp Holdings, Inc.	210	5,015
Vail Resorts, Inc.	200	21,840
		26,855
Movies & Entertainment – 3.8%		
AMC Entertainment Holdings, Inc., Class A	195	5,983
Twenty-First Century Fox, Inc., Class A	650	21,154
Walt Disney Co. (The) (B)	250	28,535
		55,672
Restaurants – 5.7%		
Jack in the Box, Inc.	100	8,816
McDonald's Corp.	150	14,260
Panera Bread Co., Class A (A)	75	13,108
Starbucks Corp.	650	34,850
YUM! Brands, Inc. (B)	130	11,710
		82,744
Specialty Stores – 0.3%		
Party City Holdco, Inc. (A)	190	3,851
Total Consumer Discretionary – 24.3%		**354,978**
Consumer Staples		
Brewers – 2.0%		
Anheuser-Busch InBev S.A. ADR (B)	160	$ 19,307
SABMiller plc (C)	195	10,123
		29,430
Household Products – 1.2%		
Procter & Gamble Co. (The)	230	17,995
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corp.	110	14,857
Wal-Mart Stores, Inc.	165	11,703
		26,560
Packaged Foods & Meats – 3.0%		
Freshpet, Inc. (A)	65	1,209
Hain Celestial Group, Inc. (The) (A)	160	10,538
Hershey Foods Corp.	90	7,995
Mead Johnson Nutrition Co.	260	23,457
		43,199
Soft Drinks – 1.6%		
Coca-Cola Co. (The)	320	12,554
PepsiCo, Inc.	115	10,734
		23,288
Tobacco – 1.1%		
Philip Morris International, Inc.	200	16,034
Total Consumer Staples – 10.7%		**156,506**
Energy		
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corp.	205	17,056
Oil & Gas Equipment & Services – 0.5%		
Halliburton Co.	175	7,537
Oil & Gas Exploration & Production – 1.2%		
ConocoPhillips	100	6,141
Equitable Resources, Inc.	70	5,694
Noble Energy, Inc.	140	5,975
		17,810
Oil & Gas Storage & Transportation – 0.9%		
MarkWest Energy Partners L.P.	225	12,686
Total Energy – 3.8%		**55,089**
Financials		
Consumer Finance – 0.5%		
American Express Co.	100	7,772
Diversified Banks – 2.5%		
Bank of America Corp.	675	11,489
Wells Fargo & Co.	455	25,589
		37,078
Other Diversified Financial Services – 3.7%		
Citigroup, Inc.	505	$ 27,896
JPMorgan Chase & Co.	375	25,410
		53,306
Regional Banks – 2.4%		
PNC Financial Services Group, Inc. (The)	185	17,695
Signature Bank (A)	115	16,835
		34,530
Total Financials – 9.1%		**132,686**
Health Care		
Biotechnology – 3.9%		
ACADIA Pharmaceuticals, Inc. (A)	190	7,957
BioMarin Pharmaceutical, Inc. (A)(B)	70	9,575
Gilead Sciences, Inc.	90	10,537
Insys Therapeutics, Inc. (A)	70	2,512
KYTHERA Biopharmaceuticals, Inc. (A)	230	17,321
Vertex Pharmaceuticals, Inc. (A)	75	9,261
		57,163
Health Care Equipment – 0.5%		
EndoChoice Holdings, Inc. (A)	220	3,597
Nevro Corp. (A)	72	3,859
		7,456
Health Care Facilities – 2.1%		
Acadia Healthcare Co., Inc. (A)	110	8,616
HCA Holdings, Inc. (A)	200	18,144
Tenet Healthcare Corp. (A)	60	3,473
		30,233
Health Care Supplies – 1.0%		
Cardinal Health, Inc.	175	14,639
Health Care Technology – 0.7%		
Cerner Corp. (A)	160	11,050
Managed Health Care – 1.4%		
Anthem, Inc.	40	6,566
Humana, Inc.	75	14,346
		20,912
Pharmaceuticals – 14.5%		
Allergen plc (A)	120	36,415
Aratana Therapeutics, Inc. (A)	165	2,495
Bristol-Myers Squibb Co. (B)	340	22,624
Endo Pharmaceuticals Holdings, Inc. (A)	102	8,124

Accumulative Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
Jazz Pharmaceuticals plc (A)	135	$ 23,769
Johnson & Johnson	180	17,543
Mylan, Inc. (A)(B)	315	21,376
Perrigo Co. Ltd. (B)	89	16,397
Revance Therapeutics, Inc. (A)	200	6,396
Shire Pharmaceuticals Group plc ADR	80	19,319
Teva Pharmaceutical Industries Ltd. ADR	630	37,233
		211,691
Total Health Care – 24.1%		**353,144**
Industrials		
Construction Machinery & Heavy Trucks – 0.6%		
Westinghouse Air Brake Technologies Corp.	90	8,481
Industrial Conglomerates – 1.0%		
General Electric Co.	570	15,145
Railroads – 4.4%		
Canadian Pacific Railway Ltd.	118	18,859
Kansas City Southern	320	29,184
Union Pacific Corp.	165	15,736
		63,779
Total Industrials – 6.0%		**87,405**
Information Technology		
Application Software – 0.6%		
Adobe Systems, Inc. (A)(B)	100	8,101
Communications Equipment – 0.9%		
Cisco Systems, Inc.	500	13,730
Data Processing & Outsourced Services – 2.1%		
Black Knight Financial Services, Inc., Class A (A)	75	2,315
MasterCard, Inc., Class A	145	13,555
Visa, Inc., Class A	225	15,109
		30,979

COMMON STOCKS (Continued)	Shares	Value
Electronic Equipment & Instruments – 0.4%		
Fitbit, Inc., Class A (A)	155	$ 5,926
Internet Software & Services – 1.4%		
Google, Inc., Class C (A)	39	20,355
Semiconductors – 2.2%		
Intel Corp.	360	10,949
NXP Semiconductors N.V. (A)	130	12,766
Texas Instruments, Inc.	170	8,757
		32,472
Systems Software – 1.6%		
Microsoft Corp.	525	23,179
Technology Hardware, Storage & Peripherals – 5.2%		
Apple, Inc.	605	75,882
Total Information Technology – 14.4%		**210,624**
Materials		
Diversified Metals & Mining – 0.1%		
Freeport-McMoRan Copper & Gold, Inc., Class B	125	2,327
Total Materials – 0.1%		**2,327**
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
Verizon Communications, Inc.	285	13,284
Total Telecommunication Services – 0.9%		**13,284**
TOTAL COMMON STOCKS – 93.4%		**$1,366,043**
(Cost: $1,066,288)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 5.2%		
Diageo Capital plc (GTD by Diageo plc), 0.340%, 7–2–15	$ 5,000	$ 5,000
Essilor International S.A., 0.130%, 7–16–15	10,000	9,999
Exxon Mobil Corp., 0.090%, 7–6–15	1,270	1,270
Illinois Tool Works, Inc., 0.080%, 7–8–15	5,000	5,000
John Deere Canada ULC (GTD by Deere & Co.), 0.120%, 7–13–15	12,000	12,000
Novartis Finance Corp. (GTD by Novartis AG):		
0.080%, 7–7–15	10,000	10,000
0.070%, 7–8–15	5,000	5,000
Sherwin-Williams Co. (The), 0.250%, 7–17–15	15,000	14,998
Wisconsin Electric Power Co., 0.150%, 7–1–15	7,569	7,569
Wisconsin Gas LLC, 0.140%, 7–14–15	4,000	4,000
		74,836
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (E)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 5.3%		**$ 76,836**
(Cost: $76,836)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$1,442,879**
(Cost: $1,143,124)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		**18,915**
NET ASSETS – 100.0%		**$1,461,794**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $36,176 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at June 30, 2015.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

Accumulative Fund *(in thousands)* JUNE 30, 2015

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Actavis plc	N/A	Call	150	July 2015	$335.00	$ 18	$ (1)
Adobe Systems, Inc.	N/A	Call	300	August 2015	90.00	22	(13)
Anheuser-Busch InBev S.A. ADR	N/A	Call	300	July 2015	130.00	28	(7)
Biogen, Inc.	N/A	Put	200	July 2015	395.00	68	(111)
BioMarin Pharmaceutical, Inc.	N/A	Call	150	July 2015	140.00	58	(49)
	N/A	Call	103	July 2015	150.00	26	(11)
Bristol-Myers Squibb Co.	N/A	Call	500	July 2015	70.00	32	(8)
Facebook, Inc., Class A	N/A	Put	250	July 2015	80.50	20	(33)
Mylan, Inc.	N/A	Call	200	July 2015	80.00	29	(4)
Perrigo Co. Ltd.	N/A	Call	100	July 2015	200.00	33	(10)
	N/A	Call	80	July 2015	210.00	21	(4)
Time Warner Cable, Inc.	N/A	Call	250	July 2015	185.00	38	(16)
Walt Disney Co. (The)	N/A	Call	250	July 2015	119.00	15	(13)
YUM! Brands, Inc.	N/A	Call	200	July 2015	97.50	19	(7)
	N/A	Call	400	July 2015	100.00	24	(6)
Zoetis, Inc.	N/A	Put	250	July 2015	46.00	18	(21)
						$469	$(314)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,366,043	$ —	$ —
Short-Term Securities	—	76,836	—
Total	$ 1,366,043	$ 76,836	$ —
Liabilities			
Written Options	$ 243	$ 71	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Michael L. Avery



Chace Brundige



Cynthia P. Prince-Fox

Below, Michael L. Avery, Cynthia P. Prince-Fox and Chace Brundige, CFA, portfolio managers of Waddell & Reed Advisors Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2015. Mr. Avery has managed the Fund for 18 years and has 37 years of industry experience. Ms. Prince-Fox and Mr. Brundige became portfolio managers on August 4, 2014. Ms. Prince-Fox has 32 years of industry experience and Mr. Brundige has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Asset Strategy Fund (Class A shares at net asset value)	−4.46%
Asset Strategy Fund (Class A shares including sales charges)	−9.94%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	7.42%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	1.86%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.01%
Lipper Alternative Global Macro Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	−2.78%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Market gains after volatile year

U.S. equities recorded a somewhat volatile year in 2014 but gained as the year closed after repeatedly reaching record highs in broad market indexes during the period. In October 2014, the S&P 500 Index broke below its 200-day moving average for the first time in almost two years. Crude oil prices plunged worldwide in the second half of 2014 to levels not seen since 2009 on forecasts of reduced global demand along with OPEC's unwillingness to cut production. Late in the fiscal year, oil seemed to have found some support in a range of $50-$55 per barrel. While the debate continues about when and where the price will stabilize, we believe lower oil prices could translate into another powerful tailwind for global growth. With the conclusion of the talks of the "P5+1" group of countries (China, France, Germany, Russia, U.K. and U.S.) with Iran about its nuclear program, we think lower oil prices are likely to prevail into 2016 on the back of incremental supply from Iran.

The U.S. Federal Reserve (Fed), as expected, removed "patient" from its March 18, 2015, statement. We believe it is likely this was done to allow the Fed flexibility in the timing of interest rate hikes. The Fed also inserted language assuring markets it would not raise rates until "reasonably confident" the 2% inflation target would be achieved in the medium term. However, the Fed lowered its forecast for gross domestic product at that same March meeting and again in June. Equity and bond markets rallied on the news and took this to mean higher short-term rates were unlikely until the second half of 2015. The June meeting received a different reaction: equity markets moved slightly higher, but in fixed-income, the short end of the U.S. Treasury curve gained, but the long end was essentially flat. We cautiously expect the Fed to begin normalizing short-term interest rates, given the favorable domestic data, although we are mindful of the initial impact on asset prices.

Many global central banks were in easing mode during the first half of 2015 — more than 20 at last count, including the Bank of Japan and the People's Bank of China — to stimulate their economies and, in most cases, weaken their currencies. The most surprising move in our view was by the Swiss National Bank in January 2015, which cut interest rates by 0.5 percentage point and removed its four-year-old currency peg to the euro. In March 2015, the European Central Bank began its own quantitative easing program, implementing a larger-than-expected bond purchasing program of more than 1 trillion euros.

By the end of the first half of the calendar year, activity and sentiment showed improvement in the eurozone, led by Spain. Both the Northern and Southern European regions, except Greece, benefitted from extremely low yields. Greece's membership in the European Union (EU) remained unresolved as the fiscal year came to a close. Prime Minister Alexis Tsipras called for a surprise referendum on the requisite austerity measures, but we do not think there is much interest on either side for the country to leave the EU. Recent talks have resulted in a short-term solution allowing for the continuation of EU debt relief in exchange for asset sales and tax/pension reform.

Geopolitical forces, including the continued turmoil in Ukraine and Russia — which prompted economic sanctions against some Russian banks by western countries in the first half of 2014 — and across the Middle East (including negotiations with Iran on a nuclear agreement) unsettled global markets at various times during the year.

Generally, U.S. economic trends remained solid during the fiscal year and we think it is likely the data will show continued improvement as we move through 2015.

Reviewing Fund returns

The Fund reported a negative return for the fiscal year, trailing the positive return of its all-equities benchmark, the S&P 500 Index. We maintained an elevated allocation to equities as the fiscal year progressed and continued to believe equities offered the best alternative for generating returns on a relative basis in a low-growth, low-interest rate environment. We focused on increasing the Fund's stock-specific risk in areas where we had the highest conviction in long-term fundamentals.

The largest detractors from performance during the fiscal year relative to the Fund's benchmark were some of the holdings in the consumer discretionary sector, specifically the China-focused gaming and media subsectors. In China, the effects of an anti-corruption campaign led to significant declines in gaming revenues and negatively affected gaming stocks, including our exposure to Galaxy Entertainment Group and Las Vegas Sands. We reduced the weighting to the gaming sector throughout the fiscal year on the basis of limited medium-term visibility, given the government's attitude toward the casino operators.

Other detractors from performance compared to the benchmark included the Fund's allocation to gold bullion as well as adverse stock selection in several sectors including consumer staples, information technology, and industrials. Additionally, an average allocation to cash in excess of 15% in a rising market also was a detractor from relative performance for the fiscal year.

Gold has been a long-term holding in the Fund, although we reduced our position during the second half of the fiscal year. Global bond investors remained desperate for yield throughout the fiscal year, forcing them further into risk-taking strategies. This signaled to us that market inflation expectations remained well-contained. With little evidence of breakout inflation or currency debasement risk, we think spot prices will be challenged.

Contributors to relative performance in the fiscal year included the Fund's underweight exposure to energy as well as the decision to not invest in bond surrogates such as the utilities and telecom sectors, both of which declined during the period.

The derivatives usage throughout the fiscal year was relatively low and generally deployed to opportunistically increase exposure to equities through options, total return swaps and index futures as well as to hedge foreign currency risk using forward contracts. The contribution to performance from derivatives was virtually flat.

We continue to seek investment opportunities that we believe should benefit from the growing number of emerging market consumers with rising incomes and an affinity for global consumer brands and content. We also continue to position the portfolio for an environment of higher interest rates and those areas that can benefit from that change. In addition, we continue to look for investments that have the potential for revenue growth and solid balance sheets along with the potential for cost cutting through mergers and acquisitions.

During the fiscal year, we expanded the team to include two additional experienced portfolio managers with established track records in portfolio management and security selection.

Potential for improving growth, although risks remain

We believe U.S. growth in real terms could accelerate in the year ahead. The breadth of the U.S. economic recovery is demonstrated, in part, by the slow, steady improvement in the labor market. We think job growth and the improving real wages indicate the U.S. consumer is better positioned going into the next fiscal year than at any other point since the global financial crisis. In our view, rising incomes would be especially beneficial for individuals in the lower-income segments of the economy who largely have not benefitted from previous stimulus measures. We think lower energy prices have provided an additional benefit to consumers in the U.S., of which most has been saved rather than spent, and globally, especially in India and China. Consumer sentiment has broadly improved. However, business sentiment has been tempered by the effects of the strengthening dollar, declining oil prices, and lower demand for commodities from China in particular.

We believe the U.S. remains the most attractive market globally. In our view, the prospect for rising domestic consumption, combined with reasonable valuations and a lack of favorable alternatives, make global companies that can capitalize on these compelling investment ideas.

We increasingly are seeking investment opportunities in companies developing technology focused on helping companies maintain or improve efficiency or increase productivity, and on helping individuals communicate, transact or share information more effectively. In general, we also believe there is significant growth potential in e-commerce in China and India.

The Fund's holdings represent companies we believe have relatively unlevered balance sheets, are growing fast enough to generate free cash flow and increase dividends or share buybacks, and have a business model that can generate increasing returns. These companies fit our theme focused on the rising prosperity of a growing global middle class with greater discretionary income, and we thus remain optimistic about consumer-related sectors. We continue to focus on global brands that may be relevant in the U.S. and in other parts of the world.

We believe materials and infrastructure companies stand to benefit in the next fiscal year with the potential of fiscal stimulus measures, both in the U.S., in the form of a highway bill, and in emerging markets like China and India. China has excess capacity it would like to export that was built up post the financial crisis. India has enormous infrastructure needs that make it a long-term potential opportunity to us.

Despite our high allocation to equities, we have concerns about market stability. We remain troubled by the large allocation to fixed income by many investors in an environment that is approaching seven years with interest rates near zero. Uncertainty about what may follow and the potential implications of investors pursuing yield via complicated and riskier credit securities raise concerns for us about the time when interest rates eventually rise, although at fiscal year-end expectations around the timing of those rate hikes remained uncertain. Looking ahead, we think the unintended consequences associated with global central bank policies are a primary risk for the markets.

We see additional risks from the equity bubble in Chinese markets and the measures its government has taken to manage it, whether a deal between Greece and its creditors is approved and accepted by the citizens of Greece, and implications from any nuclear agreement with Iran and are mindful of the potential consequences. The Fund's flexible mandate gives us the ability to position for these well-vetted, but still outstanding uncertainties.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and in investments with exposure to various foreign countries. The Fund may also invest in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, foreign currencies and/or precious metals and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Asset Strategy Fund's performance.

Asset Allocation

Stocks	**78.0%**
Information Technology	18.5%
Consumer Discretionary	17.3%
Financials	11.4%
Consumer Staples	9.1%
Health Care	7.9%
Energy	6.6%
Industrials	5.2%
Materials	2.0%
Bullion (Gold)	**3.1%**
Purchased Options	**0.0%**
Bonds	**4.9%**
Corporate Debt Securities	4.9%
United States Government and Government Agency Obligations	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**14.0%**

Country Weightings

North America	**52.8%**
United States	52.8%
Pacific Basin	**15.3%**
China	4.2%
Other Pacific Basin	11.1%
Europe	**14.8%**
United Kingdom	8.6%
Other Europe	6.2%
Bullion (Gold)	**3.1%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**14.0%**

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	198/316	63
3 Year	14/212	7
5 Year	17/130	13
10 Year	2/41	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Galaxy Entertainment Group	Macau	Consumer Discretionary	Casinos & Gaming
Microsoft Corp.	United States	Information Technology	Systems Software
Delta Topco Ltd.	United Kingdom	Consumer Discretionary	Movies & Entertainment
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services
SABMiller plc	United Kingdom	Consumer Staples	Brewers
Caterpillar, Inc.	United States	Industrials	Construction Machinery & Heavy Trucks

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



Asset Strategy Fund, Class A Shares[1]	....	$25,439
S&P 500 Index	....	$21,377
Barclays U.S. Aggregate Bond Index	....	$15,438
Barclays U.S. Treasury Bills: 1-3 Month Index	....	$11,426

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-9.94%	-8.42%	-5.29%	-4.16%
5-year period ended 6-30-15	7.56%	7.67%	7.98%	9.21%
10-year period ended 6-30-15	9.79%	9.65%	9.55%	10.78%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Asset Strategy Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.0%		
Limited Brands, Inc. (A)	375	$ 32,183
Auto Parts & Equipment – 2.4%		
Continental AG (B)	169	39,872
Delphi Automotive plc	411	34,929
		74,801
Automobile Manufacturers – 1.6%		
Toyota Motor Corp. (B)	771	51,697
Broadcasting – 1.1%		
CBS Corp., Class B	615	34,117
Casinos & Gaming – 2.3%		
Galaxy Entertainment Group (B)	18,509	73,783
Home Improvement Retail – 1.5%		
Home Depot, Inc. (The) (C)	430	47,742
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (D)(E)	—*	—
Leisure Products – 2.4%		
Media Group Holdings LLC, Series H (D)(E)(F)(G)	73	33,299
Media Group Holdings LLC, Series I (D)(E)(F)(G)	43	17,019
Media Group Holdings LLC, Series T (D)(E)(F)(G)	9	24,665
		74,983
Movies & Entertainment – 4.0%		
Delta Topco Ltd. (F)	104,001	68,974
Legend Pictures LLC (D)(F)(G)	22	39,523
Twenty-First Century Fox, Inc., Class A (A)(C)	528	17,193
		125,690
Restaurants – 1.0%		
McDonald's Corp.	348	33,056
Total Consumer Discretionary – 17.3%		**548,052**
Consumer Staples		
Brewers – 2.9%		
InBev N.V. (B)	275	32,946
SABMiller plc (B)	1,116	57,910
		90,856
Packaged Foods & Meats – 4.5%		
Kraft Foods Group, Inc.	99	8,454
Mead Johnson Nutrition Co. (A)	558	50,352

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats (Continued)		
Mondelez International, Inc., Class A (A)	960	$ 39,478
Unilever N.V., Certicaaten Van Aandelen (B)	1,085	45,168
		143,452
Tobacco – 1.7%		
ITC Ltd. (B)	1,590	7,869
Philip Morris International, Inc.	565	45,312
		53,181
Total Consumer Staples – 9.1%		**287,489**
Energy		
Oil & Gas Equipment & Services – 0.2%		
Schlumberger Ltd.	58	4,956
Oil & Gas Exploration & Production – 2.9%		
Anadarko Petroleum Corp.	50	3,887
Apache Corp.	218	12,575
ConocoPhillips	862	52,905
Noble Energy, Inc.	567	24,195
		93,562
Oil & Gas Refining & Marketing – 2.0%		
Phillips 66	777	62,583
Oil & Gas Storage & Transportation – 1.5%		
Plains GP Holdings L.P., Class A (A)	1,880	48,574
Total Energy – 6.6%		**209,675**
Financials		
Diversified Banks – 4.5%		
Axis Bank Ltd. (B)(D)	2,930	25,714
Banca Intesa S.p.A. (B)	9,612	34,849
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	1,202	8,638
Standard Chartered plc (B)	1,206	19,309
State Bank of India (B)	2,960	12,211
Wells Fargo & Co. (A)	742	41,747
		142,468
Life & Health Insurance – 3.1%		
AIA Group Ltd. (B)	15,120	98,992
Other Diversified Financial Services – 3.6%		
Citigroup, Inc.	1,207	66,669
JPMorgan Chase & Co.	712	48,266
		114,935
Total Financials – 11.2%		**356,395**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Biotechnology – 4.3%		
Amgen, Inc.	289	$ 44,414
Biogen, Inc. (C)(D)	124	50,250
Gilead Sciences, Inc.	348	40,732
		135,396
Managed Health Care – 1.2%		
Humana, Inc. (A)	193	36,841
Pharmaceuticals – 2.4%		
Allergen plc (D)	165	50,025
Bristol-Myers Squibb Co.	418	27,794
		77,819
Total Health Care – 7.9%		**250,056**
Industrials		
Construction & Engineering – 0.6%		
Larsen & Toubro Ltd. (B)	673	18,830
Construction Machinery & Heavy Trucks – 2.7%		
AB Volvo, Class B (B)	2,521	31,297
Caterpillar, Inc.	643	54,531
		85,828
Industrial Machinery – 1.9%		
FANUC Ltd. (B)	138	28,178
Ingersoll-Rand plc	481	32,456
		60,634
Total Industrials – 5.2%		**165,292**
Information Technology		
Application Software – 3.2%		
Adobe Systems, Inc. (A)(D)	635	51,458
Intuit, Inc. (H)	507	51,110
		102,568
Data Processing & Outsourced Services – 2.2%		
Alliance Data Systems Corp. (A)(D)	122	35,704
Visa, Inc., Class A	511	34,280
		69,984
Internet Software & Services – 4.7%		
Alibaba Group Holding Ltd. ADR (D)	378	31,090
Baidu.com, Inc. ADR (D)	225	44,860
Google, Inc., Class A (D)	28	14,959
Tencent Holdings Ltd. (B)	2,922	58,309
		149,218
IT Consulting & Other Services – 2.1%		
Cognizant Technology Solutions Corp., Class A (D)(H)	1,059	64,680

Asset Strategy Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 1.4%		
Applied Materials, Inc.	1,662	$ 31,949
ASML Holding N.V., NY Registry Shares	116	12,048
		43,997
Semiconductors – 2.7%		
Micron Technology, Inc. (D)	1,185	22,331
Taiwan Semiconductor Manufacturing Co. Ltd. (B)	5,765	26,252
Texas Instruments, Inc. (A)	742	38,220
		86,803
Systems Software – 2.2%		
Microsoft Corp. (C)	1,586	70,003
Total Information Technology – 18.5%		**587,253**
Materials		
Diversified Chemicals – 1.1%		
PPG Industries, Inc.	288	33,062
Diversified Metals & Mining – 0.9%		
Freeport-McMoRan Copper & Gold, Inc., Class B	757	14,103
Rio Tinto plc (B)	366	15,020
		29,123
Total Materials – 2.0%		**62,185**
TOTAL COMMON STOCKS – 77.8%		**$2,466,397**
(Cost: $2,257,796)		

PREFERRED STOCKS		
Financials		
Reinsurance – 0.2%		
WMI Holdings Corp., Class B, 3.000%	4	4,772
Total Financials – 0.2%		**4,772**
TOTAL PREFERRED STOCKS – 0.2%		**$ 4,772**
(Cost: $4,000)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Anadarko Petroleum Corp., Call $100.00, Expires 8–21–15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	997	$ 8
Apache Corp., Call $70.00, Expires 7–17–15, OTC (Ctrpty: UBS AG)	564	1
Dow Chemical Co. (The), Call $55.00, Expires 7–17–15, OTC (Ctrpty: Deutsche Bank AG)	1,995	18
EOG Resources, Inc.:		
Call $100.00, Expires 7–17–15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	469	7
Call $105.00, Expires 10–16–15, OTC (Ctrpty: Citibank N.A.)	1,983	114
Exxon Mobil Corp., Call $90.00, Expires 7–17–15, OTC (Ctrpty: Citibank N.A.)	492	1
Financial Select Sector SPDR Fund:		
Call $26.00, Expires 9–18–15	7,533	124
Call $26.00, Expires 9–18–15, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	12,489	206
Google, Inc., Class A:		
Call $575.00, Expires 7–17–15, OTC (Ctrpty: Deutsche Bank AG)	338	52
Call $700.00, Expires 9–18–15, OTC (Ctrpty: Deutsche Bank AG)	773	14
Halliburton Co.:		
Call $50.00, Expires 7–17–15, OTC (Ctrpty: Deutsche Bank AG)	3,756	7
Call $52.50, Expires 7–17–15, OTC (Ctrpty: Deutsche Bank AG)	4,481	7
Micron Technology, Inc.:		
Call $32.00, Expires 7–17–15, OTC (Ctrpty: UBS AG)	11,822	12
Call $32.00, Expires 7–17–15, OTC (Ctrpty: Societe Generale Bank)	4,254	4

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Call $31.00, Expires 10–16–15, OTC (Ctrpty: UBS AG)	1,173	$ 6
Microsoft Corp.:		
Call $49.00, Expires 7–17–15, OTC (Ctrpty: Bank of America N.A.)	3,198	6
Call $50.00, Expires 1–15–16, OTC (Ctrpty: Bank of America N.A.)	7,995	636
Noble Energy, Inc.:		
Call $55.00, Expires 8–21–15, OTC (Ctrpty: Bank of America N.A.)	748	4
Call $57.50, Expires 8–21–15, OTC (Ctrpty: Bank of America N.A.)	702	2
Schlumberger Ltd., Call $97.50, Expires 8–21–15, OTC (Ctrpty: Citibank N.A.)	1,134	19
TOTAL PURCHASED OPTIONS – 0.0%		**$ 1,248**
(Cost: $6,185)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Automobile Manufacturers – 0.5%		
Aston Martin Holdings Ltd., 10.250%, 7–15–18 (I)(J)	$14,893	$ 14,662
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series C, 0.000%, 12–31–20 (K)	7,285	4,597
Movies & Entertainment – 4.3%		
Delta Topco Ltd., 10.000%, 11–24–60 (F)(I)	95,939	95,939
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%, 3–15–18	41,100	40,923
		136,862
Total Consumer Discretionary – 4.9%		**156,121**
TOTAL CORPORATE DEBT SECURITIES – 4.9%		**$156,121**
(Cost: $157,640)		

Asset Strategy Fund *(in thousands)* JUNE 30, 2015

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 3–15–23 (L)	$ 172	$ 15
5.500%, 10–15–25 (L)	1,149	169
5.500%, 5–15–33 (L)	601	105
6.000%, 11–15–35 (L)	442	92
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (L)	294	38
5.500%, 8–25–33 (L)	720	138
5.500%, 12–25–33 (L)	429	21
5.500%, 4–25–34 (L)	920	203
5.500%, 11–25–36 (L)	1,086	247
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (L)	120	2
5.000%, 7–20–33 (L)	9	—*
5.500%, 11–20–33 (L)	150	2
5.500%, 7–20–35 (L)	379	73
		1,105
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 1,105**
(Cost: $4,457)		

BULLION – 3.1%	Troy Ounces	
Gold	82	96,587
(Cost: $100,571)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper (M) – 13.8%		
Air Products and Chemicals, Inc.:		
0.140%, 7–6–15	$ 7,000	$ 7,000
0.130%, 7–21–15	10,000	9,999
0.130%, 7–24–15	5,000	5,000
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.110%, 7–23–15	17,000	16,999
Army & Air Force Exchange Service, 0.100%, 7–10–15	$10,000	$10,000
Becton Dickinson & Co., 0.480%, 8–17–15	7,000	6,996
Bemis Co., Inc., 0.420%, 7–10–15	10,000	9,999
BMW U.S. Capital LLC (GTD by BMW AG):		
0.110%, 7–8–15	10,000	10,000
0.140%, 7–9–15	20,000	19,999
0.190%, 7–14–15	5,000	5,000
Campbell Soup Co., 0.230%, 8–26–15	2,000	1,999
Danaher Corp., 0.170%, 7–10–15	19,152	19,151
Essilor International S.A.:		
0.130%, 7–16–15	20,000	19,999
0.150%, 7–20–15	10,000	9,999
Exxon Mobil Corp., 0.090%, 7–6–15	15,000	15,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.360%, 7–8–15	15,000	14,999
Illinois Tool Works, Inc.:		
0.090%, 7–6–15	15,000	15,000
0.080%, 7–8–15	15,000	15,000
John Deere Canada ULC (GTD by Deere & Co.), 0.120%, 7–13–15	15,000	14,999
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.130%, 7–21–15	10,000	9,999
Kellogg Co., 0.400%, 8–13–15	20,000	19,990
Kimberly-Clark Corp., 0.110%, 7–14–15	10,000	10,000
Kroger Co. (The), 0.300%, 7–1–15	4,635	4,635
L Oreal USA, Inc., 0.130%, 7–20–15	9,000	8,999
Microsoft Corp., 0.160%, 7–8–15	7,000	7,000
National Oilwell Varco, Inc.:		
0.150%, 7–14–15	5,000	5,000
0.190%, 7–16–15	19,000	18,999
0.140%, 7–22–15	10,000	9,999
NBCUniversal Enterprise, Inc., 0.440%, 7–13–15	10,000	9,998
Sherwin-Williams Co. (The), 0.240%, 7–16–15	15,000	14,998
St. Jude Medical, Inc., 0.270%, 7–31–15	15,016	15,012
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 7–16–15	$20,000	$ 19,999
0.150%, 7–20–15	15,000	14,999
Unilever Capital Corp. (GTD by Unilever N.V.), 0.160%, 7–6–15	5,000	5,000
Virginia Electric and Power Co.:		
0.380%, 7–8–15	7,000	6,999
0.370%, 7–15–15	25,000	24,996
Wisconsin Gas LLC, 0.140%, 7–14–15	5,000	5,000
		438,760
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (N)	1,901	1,901
Municipal Obligations – 0.3%		
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL (Var Rate Demand Bonds), 0.060%, 7–7–15 (N)	8,000	8,000
United States Government Agency Obligations – 0.5%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 7–1–15 (N)	10,400	10,400
0.110%, 7–7–15 (N)	5,000	5,000
0.110%, 7–7–15 (N)	1,000	1,000
		16,400
TOTAL SHORT-TERM SECURITIES – 14.7%		**$ 465,061**
(Cost: $465,063)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$3,191,291**
(Cost: $2,995,712)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7)%		**(22,514)**
NET ASSETS – 100.0%		**$3,168,777**

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of securities with an aggregate value of $12,470 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

Asset Strategy Fund *(in thousands)* JUNE 30, 2015

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $12,272 have been pledged as collateral on open futures contracts.

(D)No dividends were paid during the preceding 12 months.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F)Restricted securities. At June 30, 2015, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1–23–12 to 6–15–12	104,001	$ 53,710	$ 68,974
Legend Pictures LLC	12–18–12	22	41,637	39,523
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	50,896	33,299
Media Group Holdings LLC, Series I	4–23–13 to 11–8–13	43	23,835	17,019
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,593	24,665
		Principal		
Delta Topco Ltd., 10.000%, 11–24–60	4–1–12 to 1–1–15	$ 95,939	96,837	95,939
			$286,508	$279,419

The total value of these securities represented 8.8% of net assets at June 30, 2015.

(G)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(H)All or a portion of securities with an aggregate value of $64,531 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(I)Payment-in-kind bonds.

(J)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $14,662 or 0.5% of net assets.

(K)Zero coupon bond.

(L)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(M)Rate shown is the yield to maturity at June 30, 2015.

(N)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at June 30, 2015:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	113,576	U.S. Dollar	127,706	7–14–15	Deutsche Bank AG	$1,065	$ —
Japanese Yen	10,986,760	U.S. Dollar	88,370	7–14–15	Morgan Stanley International	—	1,416
						$1,065	$1,416

The following futures contracts were outstanding at June 30, 2015 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Depreciation
German Stock Index	Long	9–18–15	413	$126,637	$(1,477)

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Anadarko Petroleum Corp.	Morgan Stanley & Co., Inc.	Put	997	August 2015	$ 85.00	$304	$(735)
	Morgan Stanley & Co., Inc.	Call	997	August 2015	115.00	31	(4)
Apache Corp.	UBS AG	Put	564	July 2015	57.50	194	(77)
	UBS AG	Call	564	July 2015	90.00	16	(1)
EOG Resources, Inc.	Morgan Stanley & Co., Inc.	Put	469	July 2015	82.50	213	(18)
	Morgan Stanley & Co., Inc.	Call	469	July 2015	120.00	44	(2)
	Citibank N.A.	Put	997	October 2015	87.50	349	(506)
	Citibank N.A.	Put	986	October 2015	90.00	431	(634)
	Citibank N.A.	Call	1,983	October 2015	120.00	145	(15)
Exxon Mobil Corp.	Citibank N.A.	Put	492	July 2015	80.00	62	(16)
Financial Select Sector SPDR Fund	Morgan Stanley & Co., Inc.	Put	12,489	September 2015	22.00	281	(250)
	N/A	Put	7,533	September 2015	22.00	166	(151)

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Google, Inc., Class A	Deutsche Bank AG	Put	338	September 2015	$525.00	$ 524	$ (493)
Halliburton Co.	Deutsche Bank AG	Put	4,481	July 2015	45.00	453	(1,004)
	Deutsche Bank AG	Call	4,481	July 2015	57.50	121	(5)
Humana, Inc.	Goldman Sachs International	Put	872	August 2015	170.00	445	(379)
	Goldman Sachs International	Call	436	August 2015	200.00	314	(340)
	Goldman Sachs International	Call	436	August 2015	210.00	174	(157)
Micron Technology, Inc.	UBS AG	Put	5,911	July 2015	26.00	633	(4,226)
	Societe Generale Bank	Put	4,254	July 2015	27.00	366	(3,456)
	Societe Generale Bank	Call	4,254	July 2015	36.00	76	(2)
	UBS AG	Put	1,173	October 2015	24.00	179	(628)
Microsoft Corp.	Bank of America N.A.	Put	3,198	July 2015	37.00	342	(3)
	Bank of America N.A.	Put	3,198	January 2016	37.00	700	(254)
Noble Energy, Inc.	Bank of America N.A.	Put	1,216	August 2015	47.50	221	(651)
Schlumberger Ltd.	Citibank N.A.	Put	1,134	August 2015	82.50	227	(171)
	Citibank N.A.	Call	1,134	August 2015	105.00	75	(3)
						$7,086	$(14,181)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 364,572	$ —	$ 183,480
Consumer Staples	287,489	—	—
Energy	209,675	—	—
Financials	356,395	—	—
Health Care	250,056	—	—
Industrials	165,292	—	—
Information Technology	587,253	—	—
Materials	62,185	—	—
Total Common Stocks	$2,282,917	$ —	$ 183,480
Preferred Stocks	—	4,772	—
Purchased Options	124	1,124	—
Corporate Debt Securities	—	60,182	95,939
United States Government Agency Obligations	—	1,105	—
Bullion	96,587	—	—
Short-Term Securities	—	465,061	—
Total	$2,379,628	$ 532,244	$ 279,419
Forward Foreign Currency Contracts	$ —	$ 1,065	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,416	$ —
Futures Contracts	$ 1,477	$ —	$ —
Written Options	$ 151	$ 14,030	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 7–1–14	$ 243,481	$ 134,028	$ 22,858
Net realized gain (loss)	—	—	246
Net change in unrealized appreciation (depreciation)	(44,685)	—*	(1,107)
Purchases	1,367	8,722	—
Sales	(16,683)	—	(22,000)
Amortization/Accretion of premium/discount	—	—	3
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	(46,811)	—
Ending Balance 6–30–15	$ 183,480	$ 95,939	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–15	$ (44,685)	$ —*	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the period ended June 30, 2015, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 6-30-15	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 33,299	Discounted book value	Multiple of book value	1x
			Illiquidity discount	10%
	$150,181	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.1 to 14.1%
			Illiquidity discount	10%
Corporate Debt Securities	$ 95,939	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.1%
			Illiquidity discount	10%

Significant increase in long-term growth rate or multiple of book value inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

During the year ended June 30, 2015, securities totaling $50,896 changed valuation techniques from discounted cash flows model to discounted book value. The change in valuation techniques is primarily due to the discounted cashflows model method no longer reflecting current market conditions.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit
ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	52.8%
United Kingdom	8.6%
China	4.2%
Hong Kong	3.1%
Japan	2.8%
Macau	2.3%
India	2.1%

Country Diversification (Continued)

Netherlands	1.8%
Germany	1.3%
Italy	1.1%
Ireland	1.0%
Sweden	1.0%
Other Countries	0.8%
Other+	17.1%

+Includes gold bullion, options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Matthew A. Hekman

Matthew A. Hekman, who has 17 years of industry experience, became portfolio manager of Waddell & Reed Advisors Continental Income Fund in August 2014. Prior to August 2014, the Fund was managed by Cynthia P. Prince-Fox. Below, Mr. Hekman discusses positioning, performance and results for the fiscal year ended June 30, 2015.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Waddell & Reed Advisors Continental Income Fund (Class A shares at net asset value)	3.62%
Waddell & Reed Advisors Continental Income Fund (Class A shares including sales charges)	–2.30%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	7.42%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.57%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	1.69%

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

The fiscal year ended June 30, 2015 was one of an increasing amount of volatility as investors grappled with a sluggish global growth environment; the transition away from the U.S. Federal Reserve (Fed) program of quantitative easing (commonly referred to as "QE") toward anticipation of a Fed interest rate cycle; ongoing geopolitical unrest in Eurasia and the Middle East; ongoing Eurozone uncertainty coupled with significant currency fluctuations; and a dramatic decline in the price of oil. As a result, longer-term interest rates, while volatile, declined modestly over the course of the period. Equity markets rallied modestly with health care, a traditionally defensive sector, posting outsized relative returns.

Contributors and detractors

The Fund outperformed its peers in the Lipper Mixed-Asset Target Allocation Growth universe, posting a total return of 3.62% for the fiscal year ended June 30, 2015. By prospectus, the Fund ordinarily will not invest more than 75% of its total assets in equity securities. The Fund's equity benchmark, the S&P 500, was up 7.42% for the fiscal year. The Fund's fixed-income benchmark, the Barclays U.S. Government/Credit Index was up 1.69% for the fiscal year.

The equity portfolio advanced approximately 6% in the period, underperforming the benchmark return due to sector weighting and stock selection. In particular, the Fund's underweight health care position and equal weight energy position detracted from performance. The health care sector was up 24% during the fiscal year, well ahead of the S&P 500 average while energy declined 22%, well below the index average. Strong stock selection in industrials; a long-standing overweight consumer discretionary position; and an underweight utilities position within the equity portfolio served to support relative performance over the course of the fiscal year.

The fixed-income portfolio advanced approximately 2% in the past 12-month fiscal period, outperforming the benchmark return due to the Fund's overweight in credit. The portfolio has long been short duration relative to its benchmark given the absolute low level of interest rates. The portfolio is substantially overweight credit given the good health of corporate balance sheets and abundant liquidity available within the financial system. The overweight in credit overcame the Fund's shorter duration resulting in relative outperformance.

Top contributors to Fund performance came from the consumer discretionary, industrials and technology sectors. Specifically, Limited Brands, Inc., Southwest Airlines (no longer a Fund holding), Apple, Home Depot, Ulta Salon (no longer a Fund holding), Broadcom Corp., Cognizant and Amazon were notable contributors. In addition, Constellation Brands and JP Morgan Chase posted strong performance during the fiscal year. In most cases, we feel that the outlook for these companies continues to be promising. At Limited, the Victoria's Secret and PINK brands continue to resonate with consumers and a global growth opportunity appears to be emerging as international consumers look for affordable luxury. At Apple, exceptional demand for its new products and strong cash flow generation from its base business could allow the company to fund ongoing product development, reward shareholders and maintain an option for more aggressive utilization of its balance sheet, if opportunities arise. At Home Depot, ongoing improvement in the home repair and remodel market here in the U.S., coupled with an emphasis on cost management, has produced very strong results that we believe will prove sustainable.

Detractors to Fund performance were Noble Energy, Schlumberger (no longer a Fund holding), ConocoPhillips, National Oilwell Varco (no longer a Fund holding), Precision Castparts, Las Vegas Sands, Regency Energy Partners (acquired by Energy Transfer Partners on April 30, 2015), American Express and GlaxoSmithKline PLC. Energy shares fell as global oil prices declined in the third and fourth calendar quarters due to oversupply. Las Vegas Sands was negatively impacted by a dramatic decline in Macau casino visitation and spend as Asian economies cooled and the Chinese government cracked down on corruption. Precision Castparts, while growing at an attractive rate, has persistently posted operating results below expectations, which has caused investor anxiety around future growth and caused a de-rating in the equity. American Express has been growing at a slower rate than its peers and lost a significant customer relationship during the period, which caused investors to question its competitive position. GlaxoSmithKline PLC has seen generic drug competition erode its market share and operating margins, while its pipeline of new products has disappointed relative to expectations.

Outlook

As we look ahead to the next 12 months, it seems volatility is likely to remain at an elevated level in the near term. The Fund's strategy was adjusted slightly during the fourth quarter of 2014 in reaction to the growing risks to economic growth and potential economic disruption resulting from the dramatic decline in oil prices. The targeted equity allocation was reduced from 75% to 70% with the balance allocated to fixed income and cash.

We believe global growth will improve modestly as clarity around fiscal spending and monetary policy improve; strengthened balance sheets and higher consumer and corporate confidence readings begin to translate into higher consumer and corporate spending; and the lagged effect of historical stimulus continues to provide a persistent tailwind to growth. We continue to be encouraged by modest inflation rates and subdued inflation expectations, which provide an environment conducive for central banks to provide support to their local economies, if needed.

In addition, we see encouraging signs from the U.S. housing market as well as growing evidence of acceleration in consumer spending as significant positives for the domestic economy. As the U.S. economy gradually improves, the Fed will begin to raise interest rates, though the timing of that inflection point is elusive. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high-quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 months. This approach has served investors well over time, and our confidence in it has not waned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Continental Income Fund's performance.

Continental Income Fund

Asset Allocation

Stocks	**68.9%**
Consumer Discretionary	16.1%
Information Technology	11.6%
Financials	10.2%
Industrials	9.8%
Health Care	8.4%
Materials	4.6%
Energy	3.8%
Consumer Staples	3.6%
Telecommunication Services	0.8%
Bonds	**28.5%**
Corporate Debt Securities	27.5%
United States Government and Government Agency Obligations	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.6%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	168/509	33
3 Year	126/473	27
5 Year	24/422	6
10 Year	8/314	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Boeing Co. (The)	Industrials	Aerospace & Defense
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Union Pacific Corp.	Industrials	Railroads
Cognizant Technology Solutions Corp., Class A	Information Technology	IT Consulting & Other Services
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Broadcom Corp., Class A	Information Technology	Semiconductors
Citigroup, Inc.	Financials	Other Diversified Financial Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Continental Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Continental Income Fund, Class A Shares(1) $20,452
S&P 500 Index $21,377
Barclays U.S. Government/Credit Index $15,359
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class Y
1-year period ended 6-30-15	-2.30%	-1.45%	2.77%	3.91%
5-year period ended 6-30-15	11.87%	11.83%	12.19%	13.55%
10-year period ended 6-30-15	7.42%	7.17%	7.09%	8.38%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Continental Income Fund (in thousands) JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.3%		
Limited Brands, Inc.	403	$ 34,575
Cable & Satellite – 2.3%		
Comcast Corp., Class A	355	21,320
Time Warner Cable, Inc.	80	14,271
		35,591
Casinos & Gaming – 1.2%		
Las Vegas Sands, Inc.	348	18,289
Department Stores – 0.9%		
Kohl's Corp.	234	14,669
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The)	293	32,539
Hotels, Resorts & Cruise Lines – 2.5%		
Carnival Corp.	486	24,013
Hyatt Hotels Corp., Class A (A)	258	14,598
		38,611
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	44	18,926
Motorcycle Manufacturers – 1.0%		
Harley-Davidson, Inc.	265	14,905
Movies & Entertainment – 1.3%		
Twenty-First Century Fox, Inc.	599	19,297
Restaurants – 1.3%		
McDonald's Corp.	205	19,499
Total Consumer Discretionary – 16.1%		**246,901**
Consumer Staples		
Brewers – 1.0%		
Anheuser-Busch InBev S.A. ADR	126	15,144
Distillers & Vintners – 1.4%		
Constellation Brands, Inc.	184	21,371
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Co.	205	18,477
Total Consumer Staples – 3.6%		**54,992**
Energy		
Oil & Gas Exploration & Production – 2.1%		
ConocoPhillips	245	15,015
Noble Energy, Inc.	404	17,230
		32,245
Oil & Gas Storage & Transportation – 1.7%		
Energy Transfer Partners L.P.	296	$ 15,455
Plains GP Holdings L.P., Class A	386	9,985
		25,440
Total Energy – 3.8%		**57,685**
Financials		
Asset Management & Custody Banks – 1.4%		
Northern Trust Corp.	284	21,722
Consumer Finance – 0.8%		
American Express Co.	154	12,001
Multi-Line Insurance – 1.3%		
American International Group, Inc.	324	20,036
Other Diversified Financial Services – 3.4%		
Citigroup, Inc.	424	23,438
JPMorgan Chase & Co.	411	27,816
		51,254
Regional Banks – 2.2%		
PNC Financial Services Group, Inc. (The)	355	33,985
Specialized REITs – 1.1%		
Crown Castle International Corp.	218	17,473
Total Financials – 10.2%		**156,471**
Health Care		
Biotechnology – 0.9%		
Biogen, Inc. (A)	34	13,815
Pharmaceuticals – 6.7%		
Allergen plc (A)	77	23,275
GlaxoSmithKline plc ADR	379	15,781
Johnson & Johnson	223	21,704
Shire Pharmaceuticals Group plc ADR	86	20,817
Teva Pharmaceutical Industries Ltd. ADR	342	20,206
		101,783
Total Health Care – 7.6%		**115,598**
Industrials		
Aerospace & Defense – 5.3%		
Boeing Co. (The)	215	29,825
Lockheed Martin Corp.	86	15,950
Precision Castparts Corp.	78	15,570
Rockwell Collins, Inc.	208	19,162
		80,507
Electrical Components & Equipment – 1.4%		
Rockwell Automation, Inc.	174	21,712
Industrial Conglomerates – 1.3%		
General Electric Co.	751	$ 19,965
Railroads – 1.8%		
Union Pacific Corp.	286	27,257
Total Industrials – 9.8%		**149,441**
Information Technology		
Application Software – 1.2%		
Autodesk, Inc. (A)	359	17,982
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corp. (A)	71	20,786
FleetCor Technologies, Inc. (A)	122	19,071
		39,857
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corp., Class A (A)	402	24,564
Semiconductor Equipment – 1.2%		
Applied Materials, Inc.	955	18,349
Semiconductors – 3.9%		
Broadcom Corp., Class A	462	23,809
Microchip Technology, Inc.	339	16,058
Texas Instruments, Inc.	368	18,956
		58,823
Technology Hardware, Storage & Peripherals – 1.1%		
Apple, Inc.	138	17,299
Total Information Technology – 11.6%		**176,874**
Materials		
Diversified Chemicals – 1.9%		
Dow Chemical Co. (The)	148	7,578
PPG Industries, Inc.	190	21,797
		29,375
Diversified Metals & Mining – 1.0%		
Freeport-McMoRan Copper & Gold, Inc., Class B	777	14,458
Industrial Gases – 1.1%		
Praxair, Inc.	146	17,407
Total Materials – 4.0%		**61,240**
TOTAL COMMON STOCKS – 66.7%		**$1,019,202**
(Cost: $809,531)		

PREFERRED STOCKS	Shares	Value
Health Care		
Pharmaceuticals – 0.8%		
Allergan plc, Series A, 5.500%	12	$11,990
Total Health Care – 0.8%		11,990
Materials		
Commodity Chemicals – 0.6%		
A. Schulman, Inc., Convertible (A)	9	9,176
Total Materials – 0.6%		9,176
Telecommunication Services		
Integrated Telecommunication Services – 0.8%		
Frontier Communications Corp., Convertible Series A, 11.125% (A) . . .	118	11,832
Total Telecommunication Services – 0.8%		11,832
TOTAL PREFERRED STOCKS – 2.2%		$32,998

(Cost: $32,399)

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Apparel Retail – 0.3%		
Limited Brands, Inc.:		
6.625%, 4–1–21	$2,915	3,205
5.625%, 2–15–22	744	783
		3,988
Auto Parts & Equipment – 0.0%		
Delphi Corp., 5.000%, 2–15–23	808	860
Automobile Manufacturers – 0.6%		
Toyota Motor Credit Corp., 2.000%, 10–24–18	2,000	2,017
Volkswagen Group of America, Inc.:		
2.125%, 5–23–19 (B) . . .	5,000	4,995
2.400%, 5–22–20 (B) . . .	2,500	2,484
		9,496
Broadcasting – 0.1%		
Discovery Communications LLC, 3.300%, 5–15–22	900	884
Cable & Satellite – 0.4%		
News American, Inc., 3.000%, 9–15–22	2,000	1,952
Pearson Funding Five plc, 3.250%, 5–8–23 (B)	800	765

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Viacom, Inc.:		
2.500%, 9–1–18	$ 800	$ 808
2.200%, 4–1–19	1,300	1,285
2.750%, 12–15–19	1,500	1,499
		6,309
Distributors – 0.0%		
LKQ Corp., 4.750%, 5–15–23	607	579
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7–15–17	450	471
1.875%, 4–15–18	750	746
		1,217
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	1,000	980
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7–15–23	250	243
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12–5–19	1,650	1,659
Total Consumer Discretionary – 1.7%		26,215
Consumer Staples		
Brewers – 0.2%		
Heineken N.V., 1.400%, 10–1–17 (B) . . .	750	750
SABMiller Holdings, Inc., 2.200%, 8–1–18 (B)	1,800	1,819
		2,569
Distillers & Vintners – 0.1%		
Beam, Inc., 1.750%, 6–15–18	750	746
Brown-Forman Corp., 1.000%, 1–15–18	1,000	986
		1,732
Drug Retail – 0.1%		
Walgreens Boots Alliance, Inc., 2.700%, 11–18–19	1,050	1,051
Food Distributors – 0.2%		
Campbell Soup Co., 2.500%, 8–2–22	900	855
ConAgra Foods, Inc., 1.900%, 1–25–18	2,498	2,460
		3,315
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	250	244

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8–15–22	$ 1,200	$ 1,158
Tobacco – 0.1%		
BAT International Finance plc, 2.750%, 6–15–20 (B) . . .	2,400	2,416
Total Consumer Staples – 0.8%		12,485
Energy		
Oil & Gas Drilling – 0.1%		
Transocean, Inc., 2.500%, 10–15–17	1,500	1,455
Oil & Gas Equipment & Services – 0.0%		
National Oilwell Varco, Inc., 1.350%, 12–1–17	250	247
Oil & Gas Exploration & Production – 1.8%		
BP Capital Markets plc, 2.315%, 2–13–20	1,500	1,493
BP Capital Markets plc (GTD by BP plc), 2.241%, 9–26–18	2,850	2,890
ConocoPhillips, 1.050%, 12–15–17	3,200	3,175
Devon Energy Corp., 2.250%, 12–15–18	1,500	1,503
ONEOK Partners L.P., 3.200%, 9–15–18	1,500	1,533
Stone Energy Corp., Convertible, 1.750%, 3–1–17	6,050	5,524
Whiting Petroleum Corp., Convertible, 1.250%, 4–1–20 (B)	11,000	12,018
		28,136
Oil & Gas Storage & Transportation – 1.0%		
Buckeye Partners L.P., 2.650%, 11–15–18	3,300	3,286
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9–1–19	6,000	4,898
Kinder Morgan Energy Partners L.P., 2.650%, 2–1–19	1,850	1,833
Plains All American Pipeline L.P. and PAA Finance Corp., 2.600%, 12–15–19	1,250	1,244
Williams Partners L.P., 3.600%, 3–15–22	3,500	3,395
		14,656
Total Energy – 2.9%		44,494

Continental Income Fund *(in thousands)* JUNE 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Asset Management & Custody Banks – 0.6%		
Ares Capital Corp.:		
4.875%, 11–30–18	$3,300	$ 3,458
3.875%, 1–15–20	6,050	6,136
		9,594
Consumer Finance – 1.3%		
American Express Co., 4.900%, 12–29–49	3,200	3,100
American Express Credit Corp., 2.125%, 7–27–18	1,150	1,162
American Honda Finance Corp., 2.125%, 10–10–18	1,200	1,217
Capital One Bank USA N.A.:		
2.150%, 11–21–18	1,500	1,497
2.250%, 2–13–19	2,000	1,988
Capital One N.A., 2.400%, 9–5–19	2,100	2,080
Charles Schwab Corp. (The), 2.200%, 7–25–18	700	710
Hyundai Capital America, 2.875%, 8–9–18 (B)	1,200	1,228
Intercontinental Exchange Group, Inc., 2.500%, 10–15–18	1,200	1,226
SLM Corp., 4.875%, 6–17–19	1,500	1,485
Total System Services, Inc., 2.375%, 6–1–18	3,900	3,887
		19,580
Diversified Banks – 6.3%		
ABN AMRO Bank N.V., 2.500%, 10–30–18 (B)	3,000	3,048
Bank of America Corp.:		
2.000%, 1–11–18	2,100	2,106
8.000%, 12–29–49	5,400	5,697
Bank of New York Mellon Corp. (The), 2.100%, 1–15–19	3,500	3,508
Bank of Nova Scotia (The):		
1.450%, 4–25–18	2,000	1,989
2.050%, 10–30–18	3,150	3,180
Barclays Bank plc, 2.500%, 2–20–19	1,400	1,406
BNP Paribas S.A., 2.450%, 3–17–19	2,600	2,631
Commonwealth Bank of Australia, 2.250%, 3–13–19	2,900	2,912
DBS Group Holdings Ltd., 2.246%, 7–16–19 (B)	5,250	5,251
ING Bank N.V.:		
2.500%, 10–1–19 (B)	3,500	3,520
2.450%, 3–16–20 (B)	4,000	3,996
KeyBank N.A., 2.500%, 12–15–19	2,500	2,509
Lloyds Bank plc, 2.350%, 9–5–19	1,750	1,749
Mizuho Bank Ltd., 2.650%, 9–25–19 (B)	3,500	3,539
Diversified Banks (Continued)		
National Australia Bank Ltd., 2.400%, 12–9–19 (B)	$6,750	$ 6,778
Rabobank Capital Funding Trust III (GTD by Rabobank Nederland), 5.254%, 12–31–49 (B)	4,500	4,644
Royal Bank of Scotland Group plc (The), 7.640%, 3–29–49	2,800	2,992
Skandinaviska Enskilda Banken AB, 2.375%, 3–25–19 (B)	2,000	2,020
Societe Generale S.A.:		
4.250%, 4–14–25 (B)	1,750	1,643
5.922%, 4–29–49 (B)	7,000	7,166
Standard Chartered plc, 2.250%, 4–17–20 (B)	7,000	6,876
Sumitomo Mitsui Banking Corp., 2.450%, 1–16–20	2,400	2,403
Swedbank AB (publ), 1.750%, 3–12–18 (B)	3,270	3,273
UBS Preferred Funding Trust V, 6.243%, 5–29–49	4,250	4,346
Wells Fargo & Co.:		
1.500%, 1–16–18	750	748
2.150%, 1–15–19	1,500	1,508
Westpac Banking Corp., 2.250%, 7–30–18	4,000	4,058
		95,496
Investment Banking & Brokerage – 0.8%		
BGC Partners, Inc., 5.375%, 12–9–19	3,000	3,126
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3–26–20 (B)	2,500	2,468
Goldman Sachs Group, Inc. (The):		
2.900%, 7–19–18	1,200	1,230
2.625%, 1–31–19	2,000	2,031
2.600%, 4–23–20	1,800	1,789
Morgan Stanley, 2.125%, 4–25–18	2,000	2,013
		12,657
Life & Health Insurance – 0.1%		
AIA Group Ltd., 2.250%, 3–11–19 (B)	1,600	1,588
Mortgage REITs – 0.3%		
Mubadala GE Capital, 3.000%, 11–10–19 (B)	4,000	3,965
Multi-Line Insurance – 0.1%		
American International Group, Inc., 2.300%, 7–16–19	1,950	1,945
Other Diversified Financial Services – 2.7%		
Citigroup, Inc.:		
3.875%, 2–19–19	1,400	1,389
2.550%, 4–8–19	6,750	6,801
2.400%, 2–18–20	3,250	3,214
5.800%, 11–29–49	5,000	5,012
5.950%, 12–31–49	4,500	4,343
Diversified Banks (Continued)		
Daimler Finance North America LLC, 2.375%, 8–1–18 (B)	$2,250	$ 2,280
Fidelity National Financial, Inc., 6.600%, 5–15–17	1,300	1,407
Fifth Street Finance Corp., 4.875%, 3–1–19	5,000	5,089
JPMorgan Chase & Co., 7.900%, 4–29–49	2,000	2,116
Moody's Corp., 2.750%, 7–15–19	800	806
MUFG Americas Holdings Corp., 2.250%, 2–10–20	1,550	1,530
PennantPark Investment Corp., 4.500%, 10–1–19	5,250	5,271
Total Capital, 2.125%, 8–10–18	1,200	1,217
Total Capital Canada Ltd., 1.450%, 1–15–18	1,450	1,451
		41,926
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp., 2.000%, 8–15–18	1,200	1,217
Berkshire Hathaway, Inc., 1.550%, 2–9–18	250	251
		1,468
Regional Banks – 0.7%		
BB&T Corp., 1.450%, 1–12–18	2,200	2,190
PNC Bank N.A., 2.200%, 1–28–19	2,250	2,259
SunTrust Banks, Inc.:		
2.350%, 11–1–18	2,800	2,816
5.625%, 12–29–49	2,800	2,818
		10,083
Specialized REITs – 0.6%		
Air Lease Corp., 3.750%, 2–1–22	2,400	2,396
Aircastle Ltd., 5.125%, 3–15–21	5,293	5,346
Crown Castle International Corp., 5.250%, 1–15–23	1,171	1,180
		8,922
Thrifts & Mortgage Finance – 0.1%		
Walter Investment Management Corp., Convertible, 4.500%, 11–1–19	2,350	1,924
Total Financials – 13.7%		**209,148**
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5–22–19	4,200	4,186

Continental Income Fund *(in thousands)* JUNE 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Equipment – 0.2%		
Mallinckrodt International Finance S.A., 3.500%, 4–15–18	$ 250	$ 251
Medtronic, Inc., 2.500%, 3–15–20 (B)	1,500	1,501
Zimmer Holdings, Inc., 2.700%, 4–1–20	1,650	1,640
		3,392
Health Care Services – 0.1%		
Quest Diagnostics, Inc., 2.500%, 3–30–20	1,750	1,735
Health Care Supplies – 0.6%		
C.R. Bard, Inc., 1.375%, 1–15–18	2,800	2,779
Cardinal Health, Inc., 2.400%, 11–15–19	2,400	2,379
Express Scripts Holding Co., 2.250%, 6–15–19	4,000	3,964
		9,122
Managed Health Care – 0.4%		
Aetna, Inc., 2.200%, 3–15–19	1,600	1,601
WellPoint, Inc., 1.875%, 1–15–18	4,800	4,789
		6,390
Pharmaceuticals – 0.9%		
Amgen, Inc., 2.125%, 5–1–20	3,000	2,935
Forest Laboratories, Inc., 5.000%, 12–15–21 (B)	5,000	5,422
Perrigo Co. Ltd., 2.300%, 11–8–18	5,000	5,002
		13,359
Total Health Care – 2.5%		**38,184**
Industrials		
Aerospace & Defense – 0.5%		
General Dynamics Corp., 1.000%, 11–15–17	1,000	997
Northrop Grumman Corp., 1.750%, 6–1–18	950	948
TransDigm Group, Inc., 7.500%, 7–15–21	5,293	5,690
		7,635
Environmental & Facilities Services – 0.3%		
Ecolab, Inc., 1.450%, 12–8–17	3,925	3,889
Republic Services, Inc., 5.000%, 3–1–20	500	550
		4,439
Industrial Machinery – 0.4%		
Eaton Corp., 1.500%, 11–2–17	6,800	6,784

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5–15–20	$ 800	$ 780
Union Pacific Corp., 2.250%, 2–15–19	500	506
		1,286
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11–15–18	1,000	1,005
2.350%, 2–26–19	600	598
		1,603
Total Industrials – 1.4%		**21,747**
Information Technology		
Data Processing & Outsourced Services – 0.1%		
Fidelity National Information Services, Inc., 2.000%, 4–15–18	500	499
Fiserv, Inc., 2.700%, 6–1–20	1,800	1,795
		2,294
IT Consulting & Other Services – 0.3%		
iGATE Corp., 4.750%, 4–15–19	5,293	5,485
Semiconductors – 0.4%		
Broadcom Corp., 2.700%, 11–1–18	750	759
Micron Technology, Inc., 5.500%, 2–1–25 (B)	5,293	4,959
		5,718
Systems Software – 0.4%		
CA, Inc., 2.875%, 8–15–18	2,000	2,039
Oracle Corp., 2.250%, 10–8–19	3,500	3,519
		5,558
Total Information Technology – 1.2%		**19,055**
Materials		
Diversified Metals & Mining – 0.7%		
Anglo American plc, 4.125%, 4–15–21 (B)	1,300	1,299
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9–30–18	700	710
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3–15–18	400	397

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Glencore Funding LLC:		
3.125%, 4–29–19 (B)	$3,500	$ 3,530
2.875%, 4–16–20 (B)	3,500	3,427
Teck Resources, 3.000%, 3–1–19	1,200	1,156
		10,519
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7–15–19	1,300	1,290
Industrial Gases – 0.4%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,242
Praxair, Inc.:		
1.250%, 11–7–18	3,726	3,675
3.000%, 9–1–21	500	515
		5,432
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5–1–18 (B)	1,164	1,187
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), 3.000%, 12–1–19	1,200	1,201
RPM International, Inc., 3.450%, 11–15–22	750	723
Sherwin-Williams Co. (The), 1.350%, 12–15–17	250	249
		2,173
Total Materials – 1.4%		**20,601**
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc., 2.300%, 3–11–19	8,250	8,251
Verizon Communications, Inc., 2.625%, 2–21–20	1,717	1,712
		9,963
Wireless Telecommunication Service – 0.1%		
American Tower Corp., 4.700%, 3–15–22	1,140	1,185
Virgin Media Finance plc, 4.875%, 2–15–22	298	280
		1,465
Total Telecommunication Services – 0.8%		**11,428**

Continental Income Fund *(in thousands)* JUNE 30, 2015

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities		
Electric Utilities – 0.4%		
Electricite de France S.A., 2.150%, 1–22–19 (B)	$2,500	$ 2,515
PPL Energy Supply LLC, 4.600%, 12–15–21	2,100	1,927
Southern Co. (The), 2.450%, 9–1–18	2,050	2,092
		6,534
Gas Utilities – 0.2%		
Sempra Energy, 2.400%, 3–15–20	2,300	2,280
Multi-Utilities – 0.2%		
Dominion Resources, Inc., 2.500%, 12–1–19	2,500	2,505
Renewable Electricity – 0.3%		
Canadian Solar, Inc., Convertible, 4.250%, 2–15–19	5,300	5,191
Total Utilities – 1.1%		**16,510**
TOTAL CORPORATE DEBT SECURITIES – 27.5%		**$419,867**
(Cost: $417,776)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.1%		
National Archives Facility Trust, 8.500%, 9–1–19	1,588	1,828
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12–1–31	$ 62	$ 71
6.500%, 1–1–32	56	65
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7–1–18	301	313
4.500%, 9–1–19	597	624
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9–15–18	279	294
6.500%, 8–15–28	33	38
		1,405
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		**$ 3,233**
(Cost: $2,907)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.8%		
U.S. Treasury Notes:		
0.375%, 1–15–16	3,000	3,003
0.625%, 7–15–16	3,500	3,509
0.625%, 2–15–17	6,450	6,457
		12,969
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.8%		**$12,969**
(Cost: $12,942)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.1%		
Ecolab, Inc., 0.440%, 7–16–15	$ 609	$ 609
EMC Corp., 0.110%, 7–16–15	3,000	3,000
Mondelez International, Inc., 0.440%, 7–7–15	10,000	9,999
Siemens Capital Co. LLC (GTD by Siemens AG), 0.150%, 8–25–15	5,000	4,999
St. Jude Medical, Inc., 0.270%, 7–23–15	7,000	6,999
Wisconsin Electric Power Co., 0.150%, 7–1–15	6,013	6,013
		31,619
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (D)	4,931	4,931
TOTAL SHORT-TERM SECURITIES – 2.4%		**$ 36,550**
(Cost: $36,550)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$1,524,819**
(Cost: $1,312,105)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**3,494**
NET ASSETS – 100.0%		**$1,528,313**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $112,370 or 7.4% of net assets.

(C)Rate shown is the yield to maturity at June 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

Continental Income Fund *(in thousands)* JUNE 30, 2015

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,019,202	$ —	$ —
Preferred Stocks	23,822	9,176	—
Corporate Debt Securities	—	419,867	—
United States Government Agency Obligations	—	3,233	—
United States Government Obligations	—	12,969	—
Short-Term Securities	—	36,550	—
Total	$ 1,043,024	$ 481,795	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Waddell & Reed Advisors Core Investment Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2015. They have co-managed the Fund since 2006. Both have 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Waddell & Reed Advisors Core Investment Fund (Class A shares at net asset value)	3.89%
Waddell & Reed Advisors Core Investment Fund (Class A shares including sales charges)	–2.08%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	7.42%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.83%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Three major market forces influenced the U.S. equity market over the past fiscal year ended June 30, 2015. These forces were the price of oil (and other commodities more broadly), the strength of the U.S. dollar and interest rates. As oil plunged nearly 60% from June 30, 2014 levels following OPEC's decision to flood the world market, the performance of the impacted segments of the market (energy, industrials and materials) lagged considerably.

Commodities fell more broadly as market participants continued to focus on slowing economic growth and, therefore, slowing demand within China as policymakers attempted to transition to a consumption-driven economy from an investment-driven one. The oil shock certainly benefitted the portion of the portfolio tied to the U.S. consumer, a long over-weighted sector for the Fund; however, exposure to industrial firms with energy exposure and U.S. railroads fared poorly as capital expenditures have been effectively cut in half. With that said, we remain optimistic that over a multi-year period, the U.S. will continue to be a growing producer of crude and natural gas, thereby providing benefits for firms still involved in the energy supply chain.

The dramatic increase in the value of the U.S. dollar was the second major force over the past fiscal year. As economic growth stagnated outside the U.S., particularly in Europe, Latin America, and China, and as anticipation grew for the first interest rate increase by the Federal Reserve since the financial crisis, the U.S. dollar rose. Central banks in the Eurozone and Japan also sought to intentionally reduce the value of their currencies to make exports more competitive. Better growth in the U.S. (relatively speaking) and a stronger dollar created a flight to domestic-oriented equities and structural growth stories. As a result, consumer discretionary and health care companies lead market returns for the past fiscal year.

The final major force driving market returns has been interest rate volatility. Interest rates, as measured by the 10-year Treasury Bond, started the fiscal year at 2.5%, dipped down to 1.8%, and more recently recovered to nearly 2.4% (as of June 30, 2015). Prospects for U.S. growth have improved modestly over the past 12 months as employment and wage growth continue to provide a solid underpinning to U.S. growth. Rates have moved up off the bottom driving sharp underperformance of income-oriented sectors such as utilities and telecommunications.

Contributors and detractors

For the 12-month period ending June 30, 2015, the Fund underperformed for the period with a 3.9% return, while the S&P 500 increased 7.4%. Positive sector selection was more than offset by negative security selection, particularly in the areas of industrials, technology and consumer discretionary. Fund holdings in energy infrastructure companies, such as Flowserve (no longer a Fund holding) and Kansas City Southern, hurt performance within industrials while Applied Materials' failed merger with Tokyo Electron drove negative stock selection within industrials. Within consumer discretionary, holdings in CBS Corp., Polo Ralph Lauren Corp. and Harley Davidson (no longer a Fund holding) negatively impacted performance results. For the fiscal year, health care was the top performing sector within the market by a large margin, followed by consumer discretionary and technology. Energy, utilities and materials were the worst performing sectors of the market.

Outlook

We remain cautiously optimistic regarding the U.S. equity market for the remainder of 2015 though we do foresee the potential for many of the headwinds plaguing the U.S. market dissipating as we approach 2016. We believe the path of future monetary policy will be better-known to market participants over the coming three to six months. A modest hike in interest rates could be viewed positively by the markets as it signals a healing U.S. economy that is more able to stand on its own. Continued growth in employment and wage gains should provide further evidence to market participants that the foundation for U.S. economic growth is self-sustaining rather than propped up by unusually easy monetary policy.

While tough to know precisely, the issue of Greece and the future of the Eurozone should be evident as the events there appear to be coming to a head. We believe the risk of a contagion event associated with Greece is low given that market participants have had years to position for Greece's ultimate insolvency.

The effects of U.S. dollar strength on profit growth could also ease materially entering 2016. We believe policymakers in the U.S. will be increasingly cognizant of dollar strength undermining U.S. competitiveness and could back away from policy that serves to further increase the value of the dollar. We believe the most significant longer-term risk for the equity markets is the undesirable effects of the unprecedented monetary stimulus on a global basis. These effects are most likely to come in the form of asset bubbles or accelerating inflation with policymakers likely to reverse course on monetary policy should either show up in a meaningful way.

Current Fund construction is tilted toward the areas of the market likely to perform well in a modest growth environment. Moving forward, the Fund will be overweight the consumer discretionary and utilities sectors, two areas that we believe are structural drivers of the U.S. economy. Moreover, many of the Fund's utilities positions should benefit from recently completed or yet to be completed merger and acquisition activity. As we enter the second quarter earnings season, we have yet to hear anything positive regarding earnings prospects in the more cyclical sectors of the U.S. economy, specifically industrials and energy. As such, the Fund remains underweight these sectors while searching for value opportunities in each area. We continue to avoid areas of the market that tend to be income oriented this includes real estate investment trusts (REITs) and some consumer staples names that are favored not for their earnings growth but for their income characteristics. We view these stocks as expensive with poor risk/reward propositions over a long period of time. As always, we will focus our efforts on buying competitively advantaged firms capable of driving long-term earnings power well above current market expectations.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Core Investment Fund's performance.

Asset Allocation

Stocks	**97.9%**
Health Care	22.0%
Information Technology	18.2%
Consumer Discretionary	17.2%
Financials	9.7%
Industrials	8.0%
Consumer Staples	8.0%
Energy	7.0%
Materials	4.1%
Telecommunication Services	3.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.1%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	658/845	78
3 Year	444/770	58
5 Year	115/690	17
10 Year	29/492	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Allergen plc	Health Care	Pharmaceuticals
Philip Morris International, Inc.	Consumer Staples	Tobacco
Dollar General Corp.	Consumer Discretionary	General Merchandise Stores
Microsoft Corp.	Information Technology	Systems Software
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Medtronic plc	Health Care	Health Care Equipment
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-2.08%	-0.98%	2.94%	4.12%
5-year period ended 6-30-15	16.13%	15.98%	16.34%	17.86%
10-year period ended 6-30-15	8.71%	8.34%	8.26%	9.67%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Core Investment Fund (in thousands) JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.7%		
Polo Ralph Lauren Corp.	249	$ 32,971
Auto Parts & Equipment – 3.6%		
Delphi Automotive plc	1,134	96,518
Magna International, Inc.	1,165	65,367
		161,885
Broadcasting – 1.8%		
CBS Corp., Class B	1,451	80,528
Cable & Satellite – 1.9%		
Comcast Corp., Class A	1,367	82,224
General Merchandise Stores – 2.7%		
Dollar General Corp.	1,555	120,878
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	877	97,472
Hotels, Resorts & Cruise Lines – 1.3%		
Hilton Worldwide Holdings, Inc. (A)	2,157	59,414
Internet Retail – 1.5%		
Amazon.com, Inc. (A)	148	64,332
Restaurants – 1.5%		
Starbucks Corp.	1,214	65,094
Total Consumer Discretionary – 17.2%		**764,798**
Consumer Staples		
Brewers – 2.3%		
Anheuser-Busch InBev S.A. ADR	837	101,048
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corp.	599	80,901
Packaged Foods & Meats – 1.0%		
Kraft Foods Group, Inc.	531	45,192
Tobacco – 2.9%		
Philip Morris International, Inc.	1,625	130,305
Total Consumer Staples – 8.0%		**357,446**
Energy		
Oil & Gas Exploration & Production – 4.3%		
Cabot Oil & Gas Corp.	2,296	72,422
Cimarex Energy Co.	295	32,541
EOG Resources, Inc.	298	26,081
Noble Energy, Inc.	1,392	59,394
		190,438
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66	607	48,918
Oil & Gas Storage & Transportation – 1.6%		
MarkWest Energy Partners L.P.	1,250	$ 70,498
Total Energy – 7.0%		**309,854**
Financials		
Consumer Finance – 2.1%		
Capital One Financial Corp.	1,064	93,556
Multi-Line Insurance – 1.9%		
American International Group, Inc.	1,408	87,055
Other Diversified Financial Services – 5.7%		
Citigroup, Inc.	3,595	198,566
JPMorgan Chase & Co.	788	53,422
		251,988
Total Financials – 9.7%		**432,599**
Health Care		
Biotechnology – 4.2%		
Alexion Pharmaceuticals, Inc. (A)	577	104,304
Celgene Corp. (A)	707	81,813
		186,117
Health Care Equipment – 2.6%		
Medtronic plc	1,542	114,270
Health Care Facilities – 1.7%		
HCA Holdings, Inc. (A)	831	75,361
Managed Health Care – 1.5%		
Humana, Inc.	362	69,205
Pharmaceuticals – 12.0%		
Allergen plc (A)	479	145,448
Bristol-Myers Squibb Co.	1,802	119,919
Shire Pharmaceuticals Group plc ADR	471	113,621
Teva Pharmaceutical Industries Ltd. ADR	2,626	155,173
		534,161
Total Health Care – 22.0%		**979,114**
Industrials		
Aerospace & Defense – 3.4%		
Boeing Co. (The)	656	90,972
Rockwell Collins, Inc.	674	62,207
		153,179
Railroads – 4.6%		
Canadian Pacific Railway Ltd.	489	78,353
Kansas City Southern	808	73,735
Union Pacific Corp.	545	51,948
		204,036
Total Industrials – 8.0%		**357,215**
Information Technology		
Application Software – 3.9%		
Adobe Systems, Inc. (A)	1,400	$ 113,430
Autodesk, Inc. (A)	1,172	58,673
		172,103
Data Processing & Outsourced Services – 2.0%		
MasterCard, Inc., Class A	965	90,208
Internet Software & Services – 1.4%		
Google, Inc., Class A (A)	116	62,644
IT Consulting & Other Services – 2.1%		
Cognizant Technology Solutions Corp., Class A (A)	1,494	91,293
Semiconductor Equipment – 2.6%		
Applied Materials, Inc.	5,927	113,919
Semiconductors – 3.5%		
NXP Semiconductors N.V. (A)	555	54,521
Texas Instruments, Inc.	1,971	101,521
		156,042
Systems Software – 2.7%		
Microsoft Corp.	2,731	120,587
Total Information Technology – 18.2%		**806,796**
Materials		
Diversified Chemicals – 2.1%		
PPG Industries, Inc.	801	91,868
Industrial Gases – 2.0%		
Air Products and Chemicals, Inc.	661	90,403
Total Materials – 4.1%		**182,271**
Telecommunication Services		
Alternative Carriers – 1.6%		
Level 3 Communications, Inc. (A)	1,355	71,347
Wireless Telecommunication Service – 2.1%		
American Tower Corp., Class A	971	90,538
Total Telecommunication Services – 3.7%		**161,885**
TOTAL COMMON STOCKS – 97.9%		**$4,351,978**
(Cost: $3,522,050)		

Core Investment Fund *(in thousands)* JUNE 30, 2015

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.2%		
Army & Air Force Exchange Service, 0.100%, 7–10–15	$15,000	$14,999
BMW U.S. Capital LLC (GTD by BMW AG), 0.190%, 7–14–15	10,000	9,999
Diageo Capital plc (GTD by Diageo plc), 0.340%, 7–2–15	5,000	5,000
Exxon Mobil Corp., 0.090%, 7–6–15	12,225	12,225
Illinois Tool Works, Inc.:		
0.090%, 7–6–15	15,000	15,000
0.080%, 7–8–15	15,000	15,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
John Deere Canada ULC (GTD by Deere & Co.), 0.120%, 7–13–15	$8,000	$ 8,000
Microsoft Corp., 0.160%, 7–8–15	5,000	5,000
Wisconsin Electric Power Co., 0.150%, 7–1–15	8,356	8,356
		93,579
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (C)	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.3%		
CA GO Notes, Ser B-5 (Taxable), (GTD by U.S. Bank N.A.), 0.120%, 7–13–15	$13,733	$ 13,733
TOTAL SHORT-TERM SECURITIES – 2.5%		**$ 109,312**
(Cost: $109,312)		
TOTAL INVESTMENT SECURITIES – 100.4%		**$4,461,290**
(Cost: $3,631,362)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		**(16,179)**
NET ASSETS – 100.0%		**$4,445,111**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 4,351,978	$ —	$ —
Short-Term Securities	—	109,312	—
Total	$ 4,351,978	$ 109,312	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Christopher J. Parker

Christopher J. Parker, CFA, who has 19 years of industry experience, became portfolio manager of Waddell & Reed Advisors Dividend Opportunities Fund in August 2014. The Fund was managed by Cynthia P. Prince-Fox from July 2013 to July 2014 and prior to that, it was managed by David P. Ginther, CFA. Below, Mr. Parker discusses positioning, performance and results for the fiscal year ended June 30, 2015.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares at net asset value)	1.20%
Waddell & Reed Advisors Dividend Opportunities Fund (Class A shares including sales charges)	−4.63%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	7.37%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.74%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The past 12 months represented a positive period for large-cap equities for the most part, with the Russell 1000 Index rising by 7.4% during the period and the Lipper Equity Income Funds Universe increasing by 1.7%. This level of performance is more muted than prior years as equity returns began to face a steeper hill toward double-digit returns due in part to more fulsome valuations, as well as the emergence of several headwinds to the outlook for corporate earnings. In our view, the bigger picture story over the past fiscal year has revolved around three themes: energy; merger and acquisitions (M&A) and corporate restructuring/activism; and the U.S. dollar.

For the past several years, the U.S. has experienced a period of prolific growth in the production of oil and global markets have generally absorbed this incremental production without downward pressure on prices as production elsewhere has been sluggish and demand has been robust. However, about a year ago the market for crude reached a tipping point, as production began to outstrip demand and prices came under pressure. This downward pressure on prices accelerated when OPEC chose not to cut supply to balance the market, leading to a gap downward to price levels not seen since the 2008 financial crisis. This drop has crushed earnings and cash flow in the energy sector, leading to a sizable reduction in exploration activity (though production has remained at high levels). This led to sizable underperformance in energy shares (they were the worst performing sector in the past fiscal year), and drove weakness in industrials as we learned that energy had been a more significant driver of overall industrial activity than many previously believed. As it sits today, there are two items we are watching: first, does a nuclear deal with Iran lead to a sizable increase in production from a nation with substantial reserves? Second, some U.S. exploration and production companies have been able to improve operations and cut service costs to such a degree that they have shifted to increased drilling activity. How will prices and the market react to these dynamics and what are the implications for earnings in this sector and others tied to energy?

M&As, restructuring and activism have become seemingly so prevalent that any period of time that does not feature some event or announcement along these lines seems unusually quiet. Management teams have clearly embraced the idea that the window on cheap money will eventually close, and the ability to finance transactions at near zero cost of money means strategic deals can be meaningful accretive (which is not generally the case) and financially driven deals can be massively accretive. The past fiscal year has been an unparalleled opportunity to transform a company via M&A without having to worry as much about dilution issues that plague transformative deals. This dynamic has been especially noteworthy in health care and a key driver of the substantial outperformance of this sector. The challenge from here is that sellers are now seeking premiums on top of valuations that often already embed a takeover premium — the simple math on value creation is becoming less compelling and could eventually turn into a negative. Investor activism has also now hit such a fevered pitch that company management teams have begun labeling themselves as internal activists. Furthermore, management teams are taking far more dramatic actions to address underperforming divisions or structurally unattractive businesses than in recent history. This theme has become so prominent in some cases that businesses with underperforming or impaired divisions or business lines are often being valued as if those areas will eventually get fixed — either by current management or activists. In our view, these factors have been a clear driver of individual stock returns, but have also become more fully reflected in valuations. As a result, it is becoming more difficult to find exploitable areas of distress and skepticism in the market at present.

In the depths of the financial crisis and in the early to middle stages of the recovery, the U.S. Federal Reserve was the most aggressive central bank in terms of using all of the tools in its arsenal to drive down interest rates and stimulate financial markets and the economy. While many question the ultimate efficacy of these programs from an economic perspective, there is no debate that these various efforts drove U.S. financial markets and weakened the dollar versus other currencies. Now, the U.S. is commencing the process of exiting various programs that provided support, while other regions such as Europe and Japan have pursued their own versions of quantitative easing and stimulative policies. The impact has been a sizable strengthening of the U.S. dollar versus other currencies. This has created translational headwinds to corporate earnings over the past fiscal year — which is fairly mechanical and shows up quickly in estimates. It has also created demand and profitability issues in some sectors where costs are in dollars and revenues are not (think much of technology), which has led to margin pressure and/or some pricing driven demand destruction. The final dynamic that is still unfolding is the competitive impact of U.S. dollar strengthening. For companies with costs in dollars competing against overseas operators, the strengthening dollar tilts the competitive landscape against them. It is akin to a competitor cutting costs by 20%, and we are seeing the early stages of how this is translating into competitive discount and share shift — and there is likely more to come.

Contributors and detractors

The Fund underperformed its benchmark during the fiscal year ended June 30, 2015. Performance was adversely impacted by sector allocation and stock selection during the period. From a sector allocation perspective, Fund performance was aided by being overweight health care and underweight utilities and telecommunications. The Fund's overweight position in materials and industrials negatively impacted performance, as did its underweight positions in technology and financials.

Fund performance was aided by stock selection in energy, materials and financials, while stock selection in consumer staples, consumer discretionary, health care and technology were headwinds to performance. From an individual stock perspective, the most favorable contribution to results came from Limited Brands Inc., Bristol-Myers Squibb Co., Home Depot, Apple, Inc. and JP Morgan Chase & Co. Positions in Wynn Resorts (no longer a holding of the Fund), Seagate Technology, Schlumberger (no longer a holding of the Fund), Caterpillar and Occidental Petroleum were the greatest detractors to Fund performance from an individual stock perspective.

General strategy going forward

Dividends are a source of income for investors and can provide some stability of returns as well. One of the objectives of the Fund is to provide an attractive level of income for our investors relative to the overall equity market (we also look to offer an income stream that grows over time as well). However, dividend yields and changes in dividend policy are also signals of how the market is thinking about the future prospects of a particular company or how management is thinking about its business and its relationship with its shareholders. In addition to generating income for our investors, our approach will be centered around exploiting those aforementioned signals to generate an attractive total return for Fund investors.

The first signal is above average-dividend yields. This can signal some skepticism about the future prospects of a business (in much the same way a low price-to-earnings ratio can communicate this) or it may communicate that growth expectations are substantially lower than average. Using the dividend yield alone is highly susceptible to value traps and is a blunt instrument. However, when an above-average dividend yield is combined with an attractive valuation on free-cash-flow and earnings before interest, taxes, depreciation and amortization (EBITDA) metrics, the combination can create a rich universe of potential investments. Our bias here is also for companies that can grow the dividend at a reasonable rate either due to a below average, but rising payout ratio or attractive underlying earnings growth. We are basically using additional valuation metrics to confirm the signal of potential cheapness created by the above-average yield, but also using the bias toward growth to avoid instances where yield is the vast source of return (and where our growth in income would be uninspiring).

The second signal is changes in dividend and capital return policy, or simply rapid dividend growth. In this case we are still using cash flow and EBITDA-based metrics to evaluate relative cheapness, but are much more focused on prospects for noteworthy changes in dividend policy (rapid increases in dividends from an initial low level or initiation) or simply rapid dividend growth driven by strong earnings growth. Such changes in policy are often an indication of management's greater confidence in its business prospects or the durability of cash generation or an increased focus on rewarding shareholders. Both of these are strong positive signals that, when combined with an attractive valuation, can lead to outsized returns (and also provide good income growth).

Finally, we must note that the above criteria merely define the Fund's approach and universe. Each name is then subject to thorough fundamental research, an estimate of intrinsic value and potential return is determined. Additionally, near and medium risks and catalysts are also evaluated before stocks enter the Fund and are considered in sizing of positions.

Outlook

Our outlook for equities is muted at present. Earnings expectations remain under pressure due to weakness in the energy, technology and industrial sectors. Additionally, we are concerned that further slowing in economic growth in emerging markets — and China in particular — will lead to further downward revisions in the outlook for global gross domestic product growth, which would have a cascading effect on the earnings outlook in numerous sectors. Valuations overall are not particularly stretched (with the possible exceptions of consumer discretionary and consumer staples, which both look elevated), though given the mixed fundamental outlook, we do not believe that multiple expansion will be a driver of returns from here.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Dividend Opportunities Fund's performance.

Dividend Opportunities Fund

Asset Allocation

Stocks	90.8%
Health Care	18.6%
Financials	14.9%
Industrials	14.2%
Consumer Discretionary	12.7%
Information Technology	12.6%
Energy	6.7%
Consumer Staples	5.3%
Materials	4.4%
Utilities	1.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**9.2%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	317/493	65
3 Year	185/358	52
5 Year	179/282	64
10 Year	104/175	60

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Pfizer, Inc.	Health Care	Pharmaceuticals
Medtronic plc	Health Care	Health Care Equipment
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Microsoft Corp.	Information Technology	Systems Software
Energy Transfer Equity L.P.	Energy	Oil & Gas Storage & Transportation
McDonald's Corp.	Consumer Discretionary	Restaurants

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.



Dividend Opportunities Fund, Class A Shares[1]	. . . .	$18,284
Russell 1000 Index	. . . .	$21,853

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-4.63%	-3.28%	0.43%	1.53%
5-year period ended 6-30-15	12.84%	12.78%	13.18%	14.60%
10-year period ended 6-30-15	6.22%	5.97%	5.92%	7.24%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Dividend Opportunities Fund (in thousands) JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.6%		
Omnicom Group, Inc.	151	$10,503
Apparel Retail – 1.4%		
Limited Brands, Inc.	110	9,430
Automobile Manufacturers – 1.1%		
Ford Motor Co.	456	6,851
Cable & Satellite – 3.9%		
Comcast Corp., Class A	146	8,774
Time Warner Cable, Inc.	93	16,481
		25,255
Home Improvement Retail – 1.9%		
Home Depot, Inc. (The)	109	12,091
Restaurants – 2.8%		
McDonald's Corp.	190	18,021
Total Consumer Discretionary – 12.7%		**82,151**
Consumer Staples		
Brewers – 2.1%		
Anheuser-Busch InBev S.A. ADR	110	13,219
Packaged Foods & Meats – 0.9%		
Mead Johnson Nutrition Co.	66	5,995
Tobacco – 2.3%		
Philip Morris International, Inc.	186	14,888
Total Consumer Staples – 5.3%		**34,102**
Energy		
Integrated Oil & Gas – 1.6%		
Occidental Petroleum Corp.	132	10,242
Oil & Gas Storage & Transportation – 5.1%		
Energy Transfer Equity L.P. . .	283	18,144
MarkWest Energy Partners L.P.	204	11,513
Plains GP Holdings L.P., Class A	131	3,390
		33,047
Total Energy – 6.7%		**43,289**
Financials		
Diversified Banks – 1.6%		
Wells Fargo & Co.	187	10,539
Industrial REITs – 1.2%		
ProLogis	216	8,021

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 7.1%		
Citigroup, Inc.	434	$ 23,946
JPMorgan Chase & Co.	322	21,845
		45,791
Property & Casualty Insurance – 1.0%		
ACE Ltd.	64	6,497
Regional Banks – 1.9%		
PNC Financial Services Group, Inc. (The)	128	12,210
Specialized REITs – 2.1%		
Crown Castle International Corp.	169	13,587
Total Financials – 14.9%		**96,645**
Health Care		
Health Care Equipment – 3.2%		
Medtronic plc	281	20,856
Pharmaceuticals – 15.4%		
AbbVie, Inc.	158	10,613
Bristol-Myers Squibb Co. . . .	326	21,722
Johnson & Johnson	124	12,095
Merck & Co., Inc.	193	10,970
Pfizer, Inc.	646	21,649
Teva Pharmaceutical Industries Ltd. ADR	383	22,620
		99,669
Total Health Care – 18.6%		**120,525**
Industrials		
Aerospace & Defense – 4.7%		
Boeing Co. (The)	95	13,227
Honeywell International, Inc.	167	16,983
		30,210
Commercial Printing – 1.7%		
Corrections Corp. of America	330	10,930
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	77	6,569
Industrial Machinery – 2.6%		
Eaton Corp.	249	16,835
Railroads – 2.6%		
Union Pacific Corp.	176	16,800
Research & Consulting Services – 1.6%		
Nielsen Holdings N.V.	234	10,474
Total Industrials – 14.2%		**91,818**

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Data Processing & Outsourced Services – 1.5%		
Paychex, Inc.	201	$ 9,427
Semiconductor Equipment – 3.1%		
Applied Materials, Inc. . . .	1,046	20,099
Semiconductors – 3.1%		
Analog Devices, Inc.	99	6,377
Texas Instruments, Inc. . . .	269	13,846
		20,223
Systems Software – 3.0%		
Microsoft Corp.	435	19,194
Technology Hardware, Storage & Peripherals – 1.9%		
Apple, Inc.	27	3,393
Seagate Technology	195	9,265
		12,658
Total Information Technology – 12.6%		**81,601**
Materials		
Diversified Chemicals – 3.2%		
Dow Chemical Co. (The)	168	8,599
PPG Industries, Inc.	103	11,839
		20,438
Industrial Gases – 1.2%		
Air Products and Chemicals, Inc.	57	7,800
Total Materials – 4.4%		**28,238**
Utilities		
Electric Utilities – 1.4%		
PPL Corp.	316	9,311
Total Utilities – 1.4%		**9,311**
TOTAL COMMON STOCKS – 90.8%		**$587,680**
(Cost: $453,994)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (A) – 7.4%		
Air Products and Chemicals, Inc., 0.130%, 7–9–15	$ 5,000	5,000
BMW U.S. Capital LLC (GTD by BMW AG), 0.190%, 7–14–15	5,000	5,000
John Deere Capital Corp., 0.130%, 8–19–15	9,000	8,998
L Air Liquide S.A., 0.190%, 7–13–15	15,000	14,999

Dividend Opportunities Fund (in thousands) JUNE 30, 2015

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(A) (Continued)		
Northern Illinois Gas Co., 0.300%, 7–1–15	$5,231	$ 5,231
Siemens Capital Co. LLC (GTD by Siemens AG), 0.110%, 7–29–15	5,000	4,999
Wisconsin Gas LLC, 0.140%, 7–14–15	4,000	4,000
		48,227
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (B)	$2,970	$ 2,970
TOTAL SHORT-TERM SECURITIES – 7.9%		**$ 51,197**
(Cost: $51,198)		
TOTAL INVESTMENT SECURITIES – 98.7%		**$638,877**
(Cost: $505,192)		

	Value
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%	**$ 8,649**
NET ASSETS – 100.0%	**$647,526**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at June 30, 2015.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 587,680	$ —	$ —
Short-Term Securities	—	51,197	—
Total	$ 587,680	$ 51,197	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Below, David P. Ginther, CPA, portfolio manager of Waddell & Reed Advisors Energy Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. Mr. Ginther has managed the Fund since its inception in 2006 and has 20 years of industry experience.

David P. Ginther

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Energy Fund (Class A shares at net asset value)	–24.88%
Energy Fund (Class A shares including sales charges)	–29.21%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index	–23.36%
(generally reflects the performance of stocks that represent the energy market)	
Lipper Natural Resources Funds Universe Average	–27.71%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value.

Oil prices fall

U.S. equities closed the fiscal year with gains across the broad market indexes after reaching record-high levels in the final quarter of 2014. Global equities in general also finished the fiscal year slightly higher. Crude oil prices plunged worldwide in the first half of the fiscal year on forecasts of reduced global demand along with a decision in November by OPEC that it would not reduce production. Prices fell to levels not seen since 2009, pressuring stocks and raising ideas that the price tumble, if sustained, could improve economic growth in some regions. Crude oil prices continued to trade near these lower levels as the fiscal year came to a close.

U.S. economic indicators were improving as the fiscal year came to a close and showed steady growth. The U.S. remained the economic leader among developed countries. The European Central Bank (ECB) increased its economic growth forecasts for Europe during the fiscal year, coinciding with the start of the ECB's bond-buying program as economic stimulus. The continued turmoil in Russia — which prompted economic sanctions by western countries in the first half of 2014 — and across the Middle East unsettled global markets at various times during the year. The steadily improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided support to energy markets through much of 2014. Worldwide oil production in general again increased. Slow global economic growth meant that energy demand also slowed its rate of increase in the second half of the year and reached a five-year low early in 2015. A strong U.S. dollar contributed to the weakness in crude oil prices, as oil is priced globally in dollars.

Fund feels effects of price drop

The Fund had a negative return for the fiscal year that was somewhat greater than the negative return of its benchmark index. The plunge in oil prices in late 2014 caused a significant decline in the prices of energy stocks, which represent the largest sector in the Fund.

The underperformance to the benchmark index primarily was because of the Fund's allocations to "upstream" energy companies (oil and gas exploration and production) when compared to the benchmark. The benchmark index holds what the Fund manager considers to be an outsized allocation to large integrated oil companies. For example, the Fund averaged a 1.5% allocation to Exxon Mobil during the year versus the index average of 23%. Typically, the Fund does not exceed a 5% allocation to a single company. Historically, integrated companies often underperform when the energy sector performs well as a whole, but they tend to do relatively better when the sector is in decline. This held true during the fiscal year, as the Fund outpaced its benchmark early in its fiscal year but trailed in the remainder as the energy sector experienced broad declines on concerns about a global oversupply of oil stemming from slower global demand and growth in global production, mostly from the U.S.

The five greatest relative contributors to the Fund's performance in the year were Tesoro Corp., MPLX LP, Energy Transfer Equity LP, CME Group and Phillips 66 Partners LP. The five greatest relative detractors were Exxon Mobil, Basic Energy Services, Bonanza Creek Energy, Weatherford International and Continental Resources. By the end of the Fund's fiscal year, it had exited its positions in Basic Energy Services and Bonanza Creek Energy.

Outlook for continued slow growth

We think the U.S. should continue to have steady economic growth and low inflation in 2015 and expect it to lead other developed countries. We also believe economic growth will continue globally, although also at a mild rate. We think global energy demand could continue to grow over the long term, but will be stagnant in the coming months. Lower oil prices have prompted cuts in capital expenditures at energy firms, which we think will continue, which in turn will reduce the growth rate of global production. We also think current levels in crude oil prices are unlikely to be sustainable in the long term.

We believe the U.S. will continue to increase oil and gas production, but at a slower rate because of the price decline. We also think exploration & production companies, oil service companies and infrastructure providers will remain the main beneficiaries of this growth.

We remain concerned about geopolitical risks related to the Middle East. We also are carefully watching China for any impact on its economy and energy demand from stock market volatility there late in the fiscal year.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Waddell & Reed Advisors Energy Fund.

Asset Allocation

Stocks	**97.4%**
Energy	89.9%
Industrials	4.2%
Financials	2.5%
Information Technology	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.6%**

Country Weightings

North America	**92.1%**
United States	87.4%
Canada	4.7%
Europe	**4.5%**
Other	**0.8%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.6%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	28/85	33
3 Year	10/71	14
5 Year	20/64	31

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
CME Group, Inc.	United States	Financials	Specialized Finance
Weatherford International Ltd.	Switzerland	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66 Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Energy Fund

(UNAUDITED)


Energy Fund, Class A Shares(1) $13,682
S&P 1500 Energy Sector Index $16,518
$30,000
$20,000
$10,000
$0
3-1 2006
6-30 2006
6-30 2007
6-30 2008
6-30 2009
6-30 2010
6-30 2011
6-30 2012
6-30 2013
6-30 2014
6-30 2015

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class Y
1-year period ended 6-30-15	-29.21%	-28.77%	-25.50%	-24.50%
5-year period ended 6-30-15	6.51%	6.31%	6.87%	8.34%
10-year period ended 6-30-15	—	—	—	—
Since Inception of Class through 6-30-15(5)	3.42%	3.08%	3.25%	4.65%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5)3-1-06 for Class A shares, 3-1-06 for Class B shares, 3-1-06 for Class C shares and 3-1-06 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Energy Fund (in thousands) JUNE 30, 2015

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.1%		
Chevron Corp.	25	$ 2,426
Exxon Mobil Corp.	43	3,590
Royal Dutch Shell plc, Class A (A)	81	2,283
Suncor Energy, Inc.	99	2,730
		11,029
Oil & Gas Drilling – 3.2%		
Helmerich & Payne, Inc.	64	4,532
Patterson-UTI Energy, Inc.	224	4,206
		8,738
Oil & Gas Equipment & Services – 21.2%		
Baker Hughes, Inc.	161	9,915
Cameron International Corp. (B)	64	3,344
Core Laboratories N.V.	28	3,136
Dril-Quip, Inc. (B)	35	2,604
FMC Technologies, Inc. (B)	62	2,556
Forum Energy Technologies, Inc. (B)	237	4,811
Halliburton Co.	226	9,730
Schlumberger Ltd.	125	10,761
Superior Energy Services, Inc.	195	4,107
Weatherford International Ltd. (B)	529	6,491
		57,455
Oil & Gas Exploration & Production – 36.2%		
Anadarko Petroleum Corp.	83	6,490
Antero Resources Corp. (B)	77	2,627
Cabot Oil & Gas Corp.	127	4,004
Canadian Natural Resources Ltd.	134	3,643
Cimarex Energy Co.	82	9,062
Concho Resources, Inc. (B)	55	6,291
ConocoPhillips	60	3,709
Continental Resources, Inc. (B)	126	5,320
EOG Resources, Inc.	91	7,998
Gulfport Energy Corp. (B)	100	4,039
Laredo Petroleum Holdings, Inc. (B)	160	2,008
Memorial Resource Development Corp. (B)	169	3,203
Newfield Exploration Co. (B)	151	5,449
Noble Energy, Inc.	131	5,576
Oasis Petroleum LLC (B)	190	3,018
Parsley Energy, Inc., Class A (B)	324	5,641
Pioneer Natural Resources Co.	43	5,943
Rice Energy, Inc. (B)	225	4,677
RSP Permian, Inc. (B)	161	4,520
Southwestern Energy Co. (B)	99	2,246
Whiting Petroleum Corp. (B)	89	2,990
		98,454

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Refining & Marketing – 10.3%		
HollyFrontier Corp.	63	$ 2,668
Marathon Petroleum Corp.	102	5,330
Marathon Petroleum Corp. L.P.	77	5,493
Phillips 66	63	5,111
Tesoro Corp.	58	4,879
Valero Energy Corp.	73	4,598
		28,079
Oil & Gas Storage & Transportation – 14.9%		
Columbia Pipeline Partners L.P.	123	3,089
Enbridge, Inc.	66	3,069
Energy Transfer Equity L.P.	91	5,856
MarkWest Energy Partners L.P.	67	3,752
Phillips 66 Partners L.P.	84	6,048
Plains GP Holdings L.P., Class A	73	1,888
Rice Midstream Partners L.P.	91	1,573
Shell Midstream Partners L.P.	38	1,720
Tallgrass Energy GP L.P., Class A (B)	161	5,163
Valero Energy Partners L.P.	50	2,551
Williams Co., Inc. (The)	98	5,650
		40,359
Total Energy – 89.9%		**244,114**
Financials		
Specialized Finance – 2.5%		
CME Group, Inc.	73	6,789
Total Financials – 2.5%		**6,789**
Industrials		
Construction & Engineering – 1.0%		
Fluor Corp.	51	2,722
Electrical Components & Equipment – 1.2%		
SolarCity Corp. (B)	59	3,157
Railroads – 2.0%		
Canadian Pacific Railway Ltd.	21	3,381
Kansas City Southern	22	2,015
		5,396
Total Industrials – 4.2%		**11,275**

COMMON STOCKS (Continued)	Shares	Value
Information Technology		
Semiconductor Equipment – 0.8%		
SolarEdge Technologies, Inc. (B)	61	$ 2,210
Total Information Technology – 0.8%		**2,210**
TOTAL COMMON STOCKS – 97.4%		**$264,388**
(Cost: $218,304)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.5%		
Kroger Co. (The), 0.300%, 7–1–15	$4,115	4,115
Master Note – 1.1%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (D)	3,062	3,062
TOTAL SHORT-TERM SECURITIES – 2.6%		**$ 7,177**
(Cost: $7,177)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$271,565**
(Cost: $225,481)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		**40**
NET ASSETS – 100.0%		**$271,605**

Energy Fund *(in thousands)* JUNE 30, 2015

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 264,388	$ —	$ —
Short-Term Securities	—	7,177	—
Total	$ 264,388	$ 7,177	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

Country Diversification

(as a % of net assets)	
United States	87.4%
Canada	4.7%
Switzerland	2.4%
Netherlands	1.2%
Other Countries	1.7%
Other+	2.6%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Below, Sarah C. Ross, CFA, portfolio manager of the Waddell & Reed Advisors Global Growth Fund (formerly the Waddell & Reed Advisors International Growth Fund), discusses positioning, performance and results for the fiscal year ended June 30, 2015. Effective August 4, 2014, Ms. Ross assumed portfolio management responsibilities for the Waddell & Reed Advisors Global Growth Fund from Chace Brundige. Ms. Ross has 19 years of industry experience. In November of 2014, the Waddell & Reed Advisors International Growth Fund expanded its investment strategy to include stocks of U.S. companies.

Effective January 1, 2015, the Fund changed its name to the Waddell & Reed Advisors Global Growth Fund to reflect its global focus. Performance prior to November 2014 reflects the Fund's former international strategy and may have differed if the Fund's current strategy, which includes investing globally, had been in place.

Sarah C. Ross

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Waddell & Reed Advisors Global Growth Fund (Class A shares at net asset value)	–0.59%
Waddell & Reed Advisors Global Growth Fund (Class A shares including sales load)	–6.31%
Current and Former Benchmark(s) and/or Lipper Category*	
Current index — MSCI World Index (generally reflects the performance of securities markets around the world)	1.43%
Former index — MSCI EAFE Growth Index (generally reflects the performance of international growth stocks)	1.01%
Lipper category — Lipper Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.36%

* Effective January 2015, the Fund's benchmark changed from the MSCI EAFE Growth Index to the MSCI World Index, which is more reflective of the types of securities in which the Fund invests following the change to its investment strategy.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic uncertainty dominates markets

Equity markets remained volatile during the fiscal year ended June 30, 2015, on continued uncertainty surrounding global growth rates. The U.S. dollar generally strengthened during the period, while the yen and euro weakened, with the bulk of the currency moves occurring in the first half of the period. Japan and U.S. stocks continued to lead most major global equity markets for the period. Despite steep market declines in recent weeks, Hong Kong and China had particularly strong returns in the first few months of the year, primarily on price/earnings (P/E) expansion. U.S. outperformance for the year was driven by an improving employment outlook for the majority of the period, solid consumer confidence and stable gross domestic product (GDP) relative to other markets around the world. With the exception of Germany, which posted strong results for the fiscal year, most European markets were weak during the period. Weak European growth and the uncertainty of Greece's impact on the European Union were contributors to the decline. Japan saw considerable volatility throughout the fiscal year, but outperformed the benchmark with particular strength in the last half of the year. The macroeconomic environment was a significant driver of asset class performance during the year as economies sensitive to consumption tended to outperform those sensitive to commodities.

Global economic growth remains slow. In particular, China has seen a major deceleration in growth rates. European growth has shown early signs of improvement after multiple easing steps initiated during the first quarter of 2015, but is off a low base. While growth remains stable in the U.S. and consumer confidence remains strong, corporate earnings are under pressure from slowing global growth and the negative currency headwind from a stronger dollar. During the fiscal year, health care and information technology were two of the strongest performing sectors, while energy stocks posted significant negative returns. Commodity prices in energy dropped significantly in the second half of 2014. Despite some recovery in energy prices off its low, the sector is still at risk for production cuts and further negative earnings revisions.

Performance for the year

The Fund underperformed its current benchmark, the MSCI World Index, for the fiscal year. Drivers of underperformance were driven partially by limits on ownership of U.S. stocks prior to the broadening mandate change as compared to the current global benchmark with significant U.S. exposure. An additional contributor to underperformance was poor stock selection in financials and consumer discretionary. Specifically, ownership in Galaxy Entertainment Group, Hyundai Motor Co. and Grupo Financiero Banorte detracted to performance for the fiscal year. (The Fund no longer holds these positions). Stock selection in health care was a positive contributor. In addition, sector weightings contributed positively in the period. The decision to overweight health care and consumer discretionary, which both outperformed the broader market, was a positive contributor to performance. Additionally, the Fund's underweight to energy, which was weak through most of the period, helped performance as well.

We seek to take advantage of increased equity volatility by adding positions in strong structural growth companies throughout the world that have sustainable competitive advantages.

Outlook

The Fund's broadened investment mandate (from *international* to *global*) that became effective after calendar year end, allows for increased exposure to U.S. equities. We believe the increased focus on U.S. companies, in addition to international businesses, will enable us to select the strongest growth companies with the best opportunities for shareholder return regardless of where the business is based.

We expect continued slow global growth. A number of challenges remain that are likely to cause intermittent equity market volatility. This includes political uncertainty in certain regions across the globe, such as in the Middle East, Ukraine and Russia, and the impact of lower energy prices on global GDP rates. In addition, uncertainty surrounding the resolution of the Greek debt crisis could impact sentiment surrounding Europe. That said, we believe the economic impact is likely to be contained. Inflation across many markets is below target and we expect central bank policy to become easier rather than tighter, with the exception of the U.S. Federal Reserve who is still anticipating modest rate increases in the next few months.

We believe the likelihood of further P/E expansion is limited, and expect market outperformers to be driven by earnings growth. Despite uncertainties in the market, we believe our portfolio of strong global growers with sustainable competitive advantages and unique products serving large end-markets can continue to drive shareholder value over time.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Growth Fund.

Global Growth Fund[(a)]

ALL DATA IS AS OF JUNE 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**94.3%**
Health Care	21.2%
Consumer Discretionary	18.9%
Information Technology	17.3%
Industrials	11.7%
Financials	10.9%
Consumer Staples	7.2%
Telecommunication Services	3.7%
Energy	2.4%
Materials	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.7%**

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	106/120	88
3 Year	76/101	75
5 Year	56/72	77
10 Year	30/56	53

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**48.4%**
United States	47.0%
Other North America	1.4%
Europe	**27.3%**
United Kingdom	7.0%
Germany	5.4%
France	4.3%
Netherlands	3.8%
Other Europe	6.8%
Pacific Basin	**16.1%**
Japan	8.4%
China	5.7%
Other Pacific Basin	2.0%
Other	**2.5%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet Retail
Carnival Corp.	United States	Consumer Discretionary	Hotels, Resorts & Cruise Lines
Biogen, Inc.	United States	Health Care	Biotechnology
Gilead Sciences, Inc.	United States	Health Care	Biotechnology
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Prudential plc	United Kingdom	Financials	Life & Health Insurance
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(a)*Effective January 1, 2015, the name of International Growth Fund has changed to Global Growth Fund.*

Global Growth Fund[a]



	International Growth Fund, Class A Shares[1]	$20,075
	MSCI World Index	$18,557
	MSCI EAFE Growth Index	$17,571

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-6.31%	-5.82%	-1.65%	-0.30%
5-year period ended 6-30-15	10.85%	10.47%	11.00%	12.64%
10-year period ended 6-30-15	7.22%	6.76%	6.76%	8.31%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a) *In November of 2014, International Growth Fund expanded its investment strategy to include stocks of U.S. companies. Effective January 1, 2015, the Fund changed its name to Global Growth Fund to reflect its global focus and changed its benchmark to MSCI World Index. For comparison purposes, the prior benchmark MSCI EAFE Growth Index is included in this report. Performance prior to November 2014 reflects the Fund's former international strategy and may have differed if the Fund's current strategy that includes investing globally had been in place.*

Global Growth Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Canada		
Industrials – 1.4%		
Canadian Pacific Railway Ltd.	57	$ 9,196
Total Canada – 1.4%		**$ 9,196**
China		
Consumer Discretionary – 1.1%		
JD.com, Inc. ADR (A)	201	6,846
Financials – 0.9%		
China Construction Bank Corp.	6,601	6,029
Industrials – 1.2%		
CAR, Inc. (A)	3,643	7,755
Information Technology – 2.5%		
Baidu.com, Inc. ADR (A)	41	8,105
Legend Holdings Corp. (A)(B)	577	3,226
Tencent Holdings Ltd.	247	4,937
		16,268
Total China – 5.7%		**$36,898**
Denmark		
Financials – 1.1%		
Danske Bank A.S.	233	6,860
Total Denmark – 1.1%		**$ 6,860**
France		
Consumer Discretionary – 0.1%		
Hermes International	2	792
Industrials – 3.2%		
European Aeronautic Defence and Space Co.	124	8,016
Safran	188	12,727
		20,743
Materials – 1.0%		
L Air Liquide S.A.	51	6,471
Total France – 4.3%		**$28,006**
Germany		
Consumer Discretionary – 2.3%		
Continental AG	62	14,659
Health Care – 3.1%		
Bayer AG	43	6,084
Fresenius SE & Co. KGaA	219	14,075
		20,159
Total Germany – 5.4%		**$34,818**

COMMON STOCKS (Continued)	Shares	Value
Hong Kong		
Financials – 0.9%		
AIA Group Ltd.	868	$ 5,681
Total Hong Kong – 0.9%		**$ 5,681**
India		
Consumer Staples – 1.1%		
ITC Ltd.	1,407	6,964
Total India – 1.1%		**$ 6,964**
Israel		
Health Care – 2.5%		
Teva Pharmaceutical Industries Ltd. ADR	270	15,973
Total Israel – 2.5%		**$15,973**
Italy		
Financials – 3.3%		
Azimut Holding S.p.A.	380	11,112
Banca Intesa S.p.A.	2,921	10,588
		21,700
Total Italy – 3.3%		**$21,700**
Japan		
Consumer Discretionary – 3.8%		
Fuji Heavy Industries Ltd.	368	13,544
Honda Motor Co. Ltd.	343	11,090
		24,634
Industrials – 2.5%		
Komatsu Ltd.	422	8,478
Mitsubishi Electric Corp.	609	7,872
		16,350
Information Technology – 2.1%		
Tokyo Electron Ltd.	219	13,875
Total Japan – 8.4%		**$54,859**
Netherlands		
Consumer Discretionary – 1.1%		
Koninklijke Philips Electronics N.V., Ordinary Shares	276	7,032
Information Technology – 2.7%		
ASML Holding N.V., NY Registry Shares	73	7,602
NXP Semiconductors N.V. (A)	103	10,154
		17,756
Total Netherlands – 3.8%		**$24,788**

COMMON STOCKS (Continued)	Shares	Value
Spain		
Financials – 1.3%		
CaixaBank S.A.	1,831	$ 8,481
Total Spain – 1.3%		**$ 8,481**
Switzerland		
Health Care – 1.1%		
Novartis AG, Registered Shares	74	7,326
Total Switzerland – 1.1%		**$ 7,326**
United Kingdom		
Consumer Staples – 1.3%		
SABMiller plc	170	8,836
Financials – 3.4%		
Aviva plc	864	6,686
Prudential plc	632	15,226
		21,912
Health Care – 2.3%		
Shire plc	186	14,918
Total United Kingdom – 7.0%		**$45,666**
United States		
Consumer Discretionary – 10.5%		
Amazon.com, Inc. (A)	45	19,641
Carnival Corp.	389	19,190
Hilton Worldwide Holdings, Inc. (A)	426	11,724
Home Depot, Inc. (The)	89	9,871
Limited Brands, Inc.	94	8,077
		68,503
Consumer Staples – 4.8%		
Coca-Cola Co. (The)	281	11,026
InBev N.V.	112	13,451
Mead Johnson Nutrition Co.	73	6,570
		31,047
Energy – 2.4%		
Halliburton Co.	192	8,272
Schlumberger Ltd.	81	6,995
		15,267
Health Care – 12.2%		
Acadia Healthcare Co., Inc. (A)	40	3,120
Allergen plc (A)	36	10,982
Biogen, Inc. (A)	47	18,971
Gilead Sciences, Inc.	159	18,611
HCA Holdings, Inc. (A)	193	17,478
Medtronic plc (A)	137	10,150
		79,312

Global Growth Fund *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Industrials – 3.4%		
J.B. Hunt Transport Services, Inc.	184	$ 15,140
Kansas City Southern	79	7,183
		22,323
Information Technology – 10.0%		
Cognizant Technology Solutions Corp., Class A (A)	269	16,413
Google, Inc., Class C (A) . .	24	12,302
GrubHub, Inc. (A)	143	4,864
Micron Technology, Inc. (A)	275	5,172
Visa, Inc., Class A	386	25,922
		64,673
Telecommunication Services – 3.7%		
Level 3 Communications, Inc. (A)	247	13,030
SBA Communications Corp. (A)	98	11,259
		24,289
Total United States – 47.0%		**$305,414**

TOTAL COMMON STOCKS – 94.3%	$612,630

(Cost: $529,123)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(C) – 3.8%		
Ecolab, Inc. 0.440%, 7-16-15	$4,652	$ 4,651
EMC Corp. 0.110%, 7-16-15	4,000	4,000
Mondelez International, Inc. 0.290%, 7–21–15	5,000	4,999
St. Jude Medical, Inc. 0.270%, 7–23–15	3,000	3,000
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank) 0.150%, 7–20–15	8,000	7,999
		24,649
Master Note – 0.2%		
Toyota Motor Credit Corp. 0.140%, 7–1–15 (D) . . .	1,395	1,395
Municipal Obligations – 0.2%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) 0.050%, 7–7–15 (D) . . .	1,500	1,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corp. (GTD by U.S. Government) 0.110%, 7–7–15 (D) . .	$4,500	$ 4,500
TOTAL SHORT-TERM SECURITIES – 4.9%		**$ 32,044**

(Cost: $32,044)

TOTAL INVESTMENT SECURITIES – 99.2%	$644,674

(Cost: $561,167)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%	5,387

NET ASSETS – 100.0%	$650,061

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $3,226 or 0.5% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2015.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 612,630	$ —	$ —
Short-Term Securities	$ —	$ 32,044	$ —
Total	$ 612,630	$ 32,044	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Global Growth Fund (in thousands) JUNE 30, 2015

Market Sector Diversification

(as a % of net assets)	
Health Care	21.2%
Consumer Discretionary	18.9%
Information Technology	17.3%
Industrials	11.7%
Financials	10.9%
Consumer Staples	7.2%
Telecommunication Services	3.7%
Energy	2.4%
Materials	1.0%
Other+	5.7%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

New Concepts Fund



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Waddell & Reed Advisors New Concepts Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. She has managed the Fund since February 2001 and has 28 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisors New Concepts Fund (Class A shares at net asset value)	7.51%
Waddell & Reed Advisors New Concepts Fund (Class A shares including sales charges)	1.29%

Benchmark(s) and/or Lipper Category

Russell Midcap Growth Index	9.45%
(generally reflects the performance of securities that represent the mid-cap sector of the stock market)	
Lipper Mid-cap Growth Funds Universe Average	9.43%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

We fought a few key battles in the fiscal year, the biggest and most impactful being the current risk-on environment that favored lower-quality business models, balance sheets and strong differentiated growth, either real or perceived. Non-earners, low return-on-equity and high debt-to-total capitalization companies soared in value relative to the rest of the market for much of the year. We are encouraged, however, that the market environment is transitioning to one of more sound thinking about creditworthiness and stability, and sustainability of earnings.

Contributors and detractors

The Fund underperformed the index for the fiscal year ended June 30, 2015. The primary factors in our underperformance were stock selection issues in technology, energy and industrials. All other sectors contributed positively to relative performance, with the greatest positive impact from the health care and consumer discretionary sectors, followed by financials, consumer staples, materials, utilities and telecommunications. The performance of equity option positions was also negative to performance, as was the Fund's cash position, which averaged less than 2% across the fiscal year.

Our technology sector exposure made the greatest negative contribution to the Fund's return for the fiscal year. We were overweight this outperforming sector, but the Fund's modest exposure to the very strong semiconductor sector and weakness in two names in particular, Pandora Media and SanDisk were negative to performance. One of our biggest disappointments in the technology sector was Pandora, the internet radio service company. The stock struggled under the weight of concern about a 2015 Copyright Royalty Board rate decision. We continue to believe that Pandora is the premier asset in the internet radio space with a strong and growing commercial opportunity and we expect the rate decision to be neutral, at worst to Pandora's business model. We retain the name in the portfolio and will be interested in building a larger position as the outlook for the company clears. The weak performance of SanDisk came after news of a sluggish December 2014 and 2015 outlook, and then weakened further with another soft business outlook late in the first quarter of 2015. We had some stocks that performed very well in the group over that past 12 months, including Electronic Arts, CoStar Group, ServiceNow and ANSYS.

The Fund's energy names were weak across the board, as the swift decline in the price of oil from June 2015 through December 2015 became a woodshed moment for the group generally, and our names, specifically. Our largest negative contribution for the fiscal year came from the names we own with exposure to domestic shale oil drilling in the Bakken region as well as those related to deepwater drilling, where a large customer, Petrobras (not a holding of the Fund), is under stress, and to capital markets and financing exposure. Oasis Petroleum, Continental Resources, Dril-Quip and Southwestern Energy all delivered significantly weak performance. We understand the severe reaction by investors to the rapid changes in the economics of oil- and gas-related companies, but we are of the opinion that the problem has been considerably discounted, as the dynamics of shale oil drilling may be such that the oversupply problem is solved with greater expediency than we've seen historically. We have retained our energy positions in the portfolio, and have added exposure since late 2014, in both new and existing positions, where we have seen stock price opportunities present themselves. Noble Energy and Cimarex Energy are both new holdings to the portfolio since late 2014. We eliminated the Fund's Dril-Quip position given our concern that the problems of deepwater drillers, such as Petrobras, to whom Dril-Quip sells its equipment, would be severe and protracted.

We had many weak names in industrials, but the weakest and most negatively impactful were those that are associated with customers in energy and other commodities industries. Flowserve, Jacobs Engineering (no longer a Fund holding) and Joy Global all struggled because of concerns about their business with customers in the energy industry. Joy Global's issues extended to broad weakness in the mining sector, globally. The weakness in these industrials names, and a number of others in the group, overwhelmed the successes we had in many other names, including Polypore International (no longer a Fund holding), which recently received a buyout offer through a deal that was approved by shareholders in May; Stericycle, which collects and processes medical waste, and is a perennially strong performer because of the consistent and growing demand for its services; Fortune Brands Home and Security, which saw an improvement in performance late in the fiscal year as the outlook for the housing market improved; Verisk Analytics and Expeditors International.

The Fund's cash holdings and equity options were the final detractors from performance in the fiscal year. Our average cash position of 1.67% across the period was an opportunity cost in a strong positive market. Equity options, used primarily for hedging purposes, or building or exiting positions, was 2 basis points to the negative for the Fund's relative performance.

Strong stock selection in the Fund's consumer discretionary, financials and consumer staples sectors were positive for performance, as was a healthy overweight position in health care. We saw the strongest relative performance contribution last fiscal from our health care group as many of these stocks performed well, yielding stock performance that was exactly in line with that of the sector within the benchmark. Our strong overweight position, made a difference, however, as our health care exposure made a solid positive relative contribution to the Fund's return for the fiscal year. We have made progress in our health care exposure, adding what we consider to be more stable, less risky biotechnology positions to the portfolio, in addition to some greater exposure to medical technology and health care capital equipment stocks that should benefit from greater utilization of health care related to strengthening employment, and also the Affordable Care Act.

Health care is the Fund's most substantially overweight sector. All of our names delivered positive returns, many of them at exceptional levels.

Adding consumer discretionary exposure to the portfolio early in the fiscal year proved to be a positive for Fund performance. The negative impact of a difficult 2013 holiday season and pressure on demand in the spring-selling season related to the severe winter weather across much of the U.S. gave way to the benefits to the consumer of stronger employment growth and the rapid decline in the price of oil. Most of our specialty retail and apparel names performed strongly, particularly in the fourth quarter when it became clear that holiday season 2014 would be much stronger than 2013. Ulta Salon, Cosmetics & Fragrances, Nordstrom, [Ross Stores, Limited Brands, Inc. and Carter's (no longer Fund holdings] all benefited from an improving consumer environment and stronger holiday selling season. Norwegian Cruise Line also performed well, although we no longer own it, as the stock became fully valued, in our opinion. A few weak names in our consumer discretionary exposure included Mattel, which was a significant disappointment in a time when consumer discretionary spending is on the upswing. The company is facing the loss of some important product licenses and is working to make product innovation more effective for the firm; Polo Ralph Lauren and Tiffany, which both fell prey to the strong U.S. dollar's impact on sales and margins; Kate Spade & Company; LKQ Corp., another strong dollar victim, in addition to its own issues assimilating an overseas acquisition; and Panera Bread, which is spending money to reinvent aspects of its business without convincing results, to date. We remain committed to most of these names and their longer-term growth and earnings prospects, and, in fact, have added to the position in many of them as their stock prices have weakened. LKQ Corp. and Panera Bread are the exceptions, where we have moved away from these stocks in favor of allocating the assets to what we think are more promising opportunities to generate returns for our shareholders.

The performance of our financial stocks was strong relative to the benchmark, with all of our stocks, with the exception of UMB Financial Corporation, outperforming the financial sector and the overall index. Signature Bank of New York, First Republic Bank, Northern Trust and Oaktree Capital Group all posted solid gains for the fiscal year. CME Group, a recent addition to the Fund, turned in strong performance, as volatility in the currency, interest rate and energy markets drives demand for their risk management services. Outside of strong stock selection, underexposure to the weak real estate investment trust stocks, which struggled as interest rates rose late in the period, boosted performance.

Consumer staples exposure was a slight positive for performance based on the strength of Hain Celestial Group and Coty, Inc. Mead Johnson, which makes infant formula and Whole Foods Market were the weak stocks in the sector.

The Fund was underweight the outperforming materials sector, which accounted for the majority of our underperformance in that group. A lack of exposure to utilities and telecommunications was a light positive and a modest negative to performance, respectively. Telecommunications strongly outperformed the index, while utilities underperformed considerably. Both are small weights in the index.

The Fund was overweight health care and technology, financials and energy last fiscal year, and underweight consumer staples, materials, consumer discretionary, industrials, telecommunications and utilities.

Outlook

Our outlook remains cautiously constructive, as it has been for much of the fiscal year. The U.S. economy is in a growth, albeit a slow growth, mode. Economies elsewhere in the world remain challenged, which restricts the ultimate strength of U.S. companies and the economy. Europe has shown signs of recovery, but the region's economies are threatened anew by serious trouble in Greece related to debt obligations to the Eurozone central banks. Slowing growth in China remains an anchor on world economic progress and Latin America is broadly weak.

There are more stresses on the earnings outlook for U.S. companies than we have seen in a considerable period of time. While much of this stress emanated in the energy sector earlier in 2015, the negative feedback loop associated with energy-related employment and spending has had a broader impact on economic growth and corporate health across many sectors. The strengthening dollar has been another source of earnings pressure on many companies. This impact should subside as 2015 progresses, given current exchange rates, but we are likely to continue to see near-term impact earnings.

Labor costs are also drifting higher. Commodity prices, especially prices of industrial materials, are helping the cost equation for some companies, while food commodity prices — meat protein prices, in particular — are driving cost increases for many restaurant companies. Earnings have marked time, as best, across the economy, in the first half of 2015. Valuations on those earnings are not extreme, but are no longer a gift to investors.

Finally, initial rate hike expectations add another level of uncertainty and volatility to the market.

Our outlook is based on our confidence that the positives we see in the economy — greater employment, an improving housing market, low energy prices, more accommodative lending and supportive demographic trends — will be enough to offset the negatives to earnings, allowing earnings and stock prices to move higher. We think these positives will outweigh the negatives as we progress through the remainder of the year. We think that the ongoing positive but slow rate of growth in the economy should drive greater demand from investors for the stocks of clearly differentiated growth companies that can deliver superior earnings performance independent of any overall sluggishness.

We think markets could trend more defensively in terms of both earnings stability and creditworthiness. This will be a response to any increases in interest rates that might come as a result of firmer economic growth, and also because of concerns around simmering debt issues around the world.

Our preference for high-quality growth companies with stable and sustainable earnings profiles and strong balance sheets will serve our investors well should the economy struggle to regain a faster growth rate as it progresses through 2015.

We will continue to invest in well-managed growth companies in the key growth areas of the economy, including health care, technology and consumer discretionary, as well as some aspects of consumer staples, financials and industrials. Health care remains our biggest overweight sector, as we continue to find many opportunities to invest in interesting long-term growth companies in that sector. We are most likely to add to weightings in technology and consumer discretionary, and possibly industrials, over the next three to six months.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors New Concepts Fund's performance.

New Concepts Fund

Asset Allocation

Stocks	**97.9%**
Consumer Discretionary	20.4%
Health Care	17.5%
Industrials	16.8%
Information Technology	16.2%
Financials	11.2%
Consumer Staples	7.6%
Energy	6.1%
Materials	2.1%
Purchased Options	**0.4%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**1.7%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	300/425	71
3 Year	262/369	71
5 Year	223/333	67
10 Year	38/236	17

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Signature Bank	Financials	Regional Banks
First Republic Bank	Financials	Regional Banks
Expeditors International of Washington, Inc.	Industrials	Air Freight & Logistics
BioMarin Pharmaceutical, Inc.	Health Care	Biotechnology
Microchip Technology, Inc.	Information Technology	Semiconductors
Dunkin' Brands Group, Inc.	Consumer Discretionary	Restaurants
Hain Celestial Group, Inc. (The)	Consumer Staples	Packaged Foods & Meats

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



		$30,000
	New Concepts Fund, Class A Shares[1]	$25,832
	Russell Mid-Cap Growth Index	$25,213

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	1.29%	2.74%	6.50%	7.86%
5-year period ended 6-30-15	15.14%	15.10%	15.42%	16.96%
10-year period ended 6-30-15	9.96%	9.63%	9.58%	11.06%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

New Concepts Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.8%		
DSW, Inc., Class A	780	$ 26,043
Urban Outfitters, Inc. (A)	830	29,055
		55,098
Apparel, Accessories & Luxury Goods – 4.4%		
Burberry Group plc (B)	930	22,968
Kate Spade & Co. (A)	724	15,594
Polo Ralph Lauren Corp. (C)	223	29,464
Under Armour, Inc., Class A (A)	197	16,465
		84,491
Auto Parts & Equipment – 1.5%		
BorgWarner, Inc.	504	28,661
Department Stores – 1.2%		
Nordstrom, Inc.	310	23,077
Homefurnishing Retail – 1.5%		
Bed Bath & Beyond, Inc. (A)	419	28,905
Internet Retail – 1.1%		
TripAdvisor, Inc. (A)	250	21,788
Leisure Products – 2.9%		
Mattel, Inc.	1,068	27,444
Polaris Industries, Inc.	189	28,051
		55,495
Restaurants – 2.1%		
Dunkin' Brands Group, Inc. (C)	730	40,155
Specialty Stores – 2.9%		
Tiffany & Co.	236	21,631
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	220	33,982
		55,613
Total Consumer Discretionary – 20.4%		**393,283**
Consumer Staples		
Distillers & Vintners – 1.1%		
Brown-Forman Corp., Class B	201	20,087
Food Retail – 1.3%		
Whole Foods Market, Inc.	651	25,661
Packaged Foods & Meats – 4.0%		
Hain Celestial Group, Inc. (The) (A)	606	39,909
Mead Johnson Nutrition Co. (C)	418	37,706
		77,615
Personal Products – 1.2%		
Coty, Inc., Class A (D)	739	$ 23,611
Total Consumer Staples – 7.6%		**146,974**
Energy		
Oil & Gas Exploration & Production – 6.1%		
Cabot Oil & Gas Corp.	898	28,336
Cimarex Energy Co.	136	14,990
Continental Resources, Inc. (A)	624	26,437
Noble Energy, Inc.	446	19,043
Oasis Petroleum LLC (A)	600	9,510
Southwestern Energy Co. (A)	848	19,279
		117,595
Total Energy – 6.1%		**117,595**
Financials		
Asset Management & Custody Banks – 4.1%		
Northern Trust Corp.	809	61,860
Oaktree Capital Group LLC	302	16,072
		77,932
Regional Banks – 5.6%		
First Republic Bank	729	45,934
Signature Bank (A)	324	47,363
UMB Financial Corp.	250	14,255
		107,552
Specialized Finance – 1.5%		
CME Group, Inc.	318	29,622
Total Financials – 11.2%		**215,106**
Health Care		
Biotechnology – 7.3%		
ACADIA Pharmaceuticals, Inc. (A)	433	18,144
Alkermes plc (A)	510	32,831
BioMarin Pharmaceutical, Inc. (A)	304	41,566
Incyte Corp. (A)	215	22,429
Medivation, Inc. (A)	224	25,589
		140,559
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	205	29,142
Health Care Equipment – 2.7%		
Intuitive Surgical, Inc. (A)	106	51,579
Health Care Facilities – 1.3%		
Acadia Healthcare Co., Inc. (A)	312	24,448
Health Care Supplies – 1.5%		
Align Technology, Inc. (A)	460	28,826
Health Care Technology – 1.2%		
Cerner Corp. (A)(C)	344	$ 23,781
Pharmaceuticals – 2.0%		
Zoetis, Inc.	803	38,700
Total Health Care – 17.5%		**337,035**
Industrials		
Air Freight & Logistics – 2.3%		
Expeditors International of Washington, Inc.	953	43,941
Building Products – 2.0%		
Fortune Brands Home & Security, Inc.	858	39,332
Construction Machinery & Heavy Trucks – 0.9%		
Joy Global, Inc.	483	17,482
Electrical Components & Equipment – 0.5%		
Generac Holdings, Inc. (A)	258	10,263
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (A)	214	28,653
Industrial Machinery – 1.6%		
Flowserve Corp.	528	27,786
Woodward, Inc.	54	2,966
		30,752
Research & Consulting Services – 5.2%		
CoStar Group, Inc. (A)	190	38,285
Towers Watson & Co., Class A	208	26,141
Verisk Analytics, Inc., Class A (A)	476	34,628
		99,054
Trading Companies & Distributors – 2.0%		
Fastenal Co.	924	38,960
Trucking – 0.8%		
J.B. Hunt Transport Services, Inc.	175	14,383
Total Industrials – 16.8%		**322,820**
Information Technology		
Application Software – 1.4%		
ANSYS, Inc. (A)	289	26,387
Communications Equipment – 1.1%		
F5 Networks, Inc. (A)	182	21,899
Data Processing & Outsourced Services – 1.6%		
Alliance Data Systems Corp. (A)	103	30,081

New Concepts Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS (Continued)	Shares	Value
Home Entertainment Software – 2.8%		
Electronic Arts, Inc. (A)(C)	805	$ 53,560
Internet Software & Services – 3.7%		
GrubHub, Inc. (A)	637	21,699
Pandora Media, Inc. (A)	2,097	32,594
WebMD Health Corp., Class A (A)	376	16,645
		70,938
IT Consulting & Other Services – 1.3%		
Teradata Corp. (A)	700	25,884
Semiconductors – 2.1%		
Microchip Technology, Inc.	872	41,374
Systems Software – 1.4%		
ServiceNow, Inc. (A)	351	26,067
Technology Hardware, Storage & Peripherals – 0.8%		
SanDisk Corp.	249	14,515
Total Information Technology – 16.2%		**310,705**
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	327	19,368
Specialty Chemicals – 1.1%		
Valspar Corp. (The)	255	20,826
Total Materials – 2.1%		**40,194**
TOTAL COMMON STOCKS – 97.9%		**$1,883,712**
(Cost: $1,458,914)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Russell 2000 Index, Put $1,240.00, Expires 7–31–15, OTC (Ctrpty: UBS AG)	1,090	$2,311
S&P 500 Index, Put $2,050.00, Expires 7–31–15	480	1,622
SPDR S&P MIDCAP 400 ETF Trust, Put $272.50, Expires 7–31–15, OTC (Ctrpty: Deutsche Bank AG)	5,670	2,722
TOTAL PURCHASED OPTIONS – 0.4%		**$6,655**
(Cost: $3,857)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 2.2%		
Bemis Co., Inc., 0.370%, 7–9–15	$ 8,500	8,499
Campbell Soup Co., 0.400%, 8–13–15	10,000	9,995
Chicago, IL, O'Hare Intl Arpt Rev Notes, Ser 2015D-3 (GTD by BMO Harris Bank N.A.), 0.160%, 7–23–15	5,000	5,000
Ecolab, Inc., 0.440%, 7–16–15	4,530	4,529
EMC Corp., 0.130%, 7–13–15	5,000	5,000
Essilor International S.A., 0.140%, 7–23–15	4,000	4,000
Commercial Paper (E) (Continued)		
J.M. Smucker Co. (The), 0.350%, 7–1–15	$1,846	$ 1,846
Mondelez International, Inc., 0.290%, 7–21–15	3,000	2,999
		41,868
TOTAL SHORT-TERM SECURITIES – 2.2%		**$ 41,868**
(Cost: $41,868)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$1,932,235**
(Cost: $1,504,639)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		**(8,857)**
NET ASSETS – 100.0%		**$1,923,378**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $2,165 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)All or a portion of securities with an aggregate value of $3,491 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(E)Rate shown is the yield to maturity at June 30, 2015.

New Concepts Fund *(in thousands)* JUNE 30, 2015

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Coty, Inc., Class A	N/A	Call	1,092	July 2015	$ 32.00	$ 133	$ (139)
Pacira Pharmaceuticals, Inc.	Goldman Sachs International	Put	1,093	July 2015	85.00	842	(1,629)
Russell 2000 Index	UBS AG	Put	1,090	July 2015	1,140.00	215	(431)
S&P 500 Index	N/A	Put	480	July 2015	1,880.00	133	(295)
SPDR S&P MIDCAP 400 ETF Trust	Deutsche Bank AG	Put	5,670	July 2015	250.00	164	(510)
Woodward, Inc.	Credit Suisse (USA), Inc.	Put	940	July 2015	50.00	81	(9)
						$1,568	$(3,013)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,883,712	$ —	$ —
Purchased Options	1,622	5,033	—
Short-Term Securities	—	41,868	—
Total	$ 1,885,334	$ 46,901	$ —
Liabilities			
Written Options	$ 434	$ 2,579	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Science and Technology Fund



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Waddell & Reed Advisors Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. He has managed the Fund since February 2001 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisors Science and Technology Fund (Class A shares at net asset value)	2.28%
Waddell & Reed Advisors Science and Technology Fund (Class A shares including sales load)	–3.62%

Benchmark(s) and/or Lipper Category

S&P North American Technology Sector Index	10.21%
(generally reflects the performance of U.S. science and technology stocks)	
Lipper Science & Technology Funds Universe Average	9.72%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended June 30, 2015. After a slower-than-expected start to 2014 — often blamed on poor winter weather — the U.S. economy rebounded in the second quarter. The U.S. continued to demonstrate stable growth, albeit at low levels, through the fiscal year-end. The U.S. Federal Reserve (Fed) exited quantitative easing and looks to be raising rates at some point this year. On the international front, economic growth remained sluggish despite a continued policy of central bank easing. That said, shortly after the start of 2015, international markets reacted positively as the European Central Bank (ECB) announced additional easing efforts — unveiling details of a trillion-euro bond purchases program — that began in March. Greece also made headlines as the country was unable to meet their debt obligations. After years of bailouts, budget battles and a damaged economy, Greece may be on the brink of exiting the Eurozone.

The decline in energy prices that started mid-year 2014 gathered steam as robust North American production, in addition to the recovery of oil supplies in OPEC nations (Libya and Iraq), has overwhelmed tepid global demand for the commodity. The continued downgrading of demand growth through the year, along with OPEC's unwillingness to support price levels by curtailing output, led to the rapid decline in price levels.

On the year, information technology stocks performed well, with the Fund's benchmark index advancing approximately 10%. Key contributors included software and services as well as electronic components. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

A volatile year

The Fund underperformed its benchmark and its peer-group average during the period. Poor stock selection in information technology was the main detractor to relative performance, though overall sector allocation also contributed to the relative decline. In terms of specific holdings, a position in Micron Technology Inc. was the greatest detractor to performance for the year, followed by holding Cree Inc. (The Fund sold its position in Cree Inc.) Micron Technology reported disappointing earnings and guidance during the fiscal year. Weakness in the PC industry, along with cost and margin concerns, negatively impacted performance during the period. Continuing the trend through most of 2014, larger legacy technology companies performed well over the course of the year and were a detriment to relative performance as those types of companies are typically not held by the Fund.

On the positive side, the Fund's "applied science and technology" investment approach benefitted performance. The Fund's allocation to health care, a sector not included in the Fund's benchmark index, was a top contributor to performance, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. As such, we expect to maintain the Fund's approximate 15 to 20% exposure to the sector going forward. Biotech company Isis Pharmaceuticals was the greatest contributor to the Fund's performance for the period — up more than 65%. The stock has been in the Fund since 2008, yet we think the prospects for the company continue to be bright. The company maintains a broad pipeline of drugs to treat a wide variety of diseases, and in our view, the company's patents provide strong and extensive protection for its innovative drugs and technology. When a company is able to create novel, new therapies with significant positive outcomes, we believe people will pay for them.

Additionally, health care holding Vertex Pharmaceuticals enjoyed substantial stock appreciation emanating from positive results from a late-stage cystic fibrosis treatment shown to significantly improve patient lung function. As a result, it was a top contributor to Fund performance for the period.

Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes in internal infrastructure. The Fund had about 63% of its equity exposure in the information technology sector as of June 30, 2015.

Our exposure to health care names over the year remained relatively stable, and as of the fiscal year-end, about 21% of the Fund's equity holdings were in the health care sector. We believe managed care companies will benefit from the implementation of government initiatives. Also, in developing markets, as the standard of living increases, we believe the demand for quality health care increases as well. In our view, medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at companies that may benefit from a low interest rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 16%. The Fund's cash position as of June 30, 2015 was about 3.2%. Our current cash allocation is in line with the Fund's historic average allocation. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities as global growth resumes

We believe global economic growth is fragile and is being buoyed by an extremely aggressive global monetary policy. From a central bank standpoint, Japan, Europe, Switzerland and China set a very dovish tone during the latter half of 2014. For example, Japan, which began the fourth quarter of 2014 with the most aggressive quantitative easing, increased its commitment to buy assets by 60%. In addition, early in 2015 the ECB unveiled details of a trillion-euro bond purchase program. It seems that only the Fed has moved in a direction of tighter policy. All in all, we think eventual improvement in economic growth will lead to tighter monetary and, to a lesser extent, fiscal policy across the globe. Despite fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming fiscal year. In mixed economic environments, we believe there are many potential investment opportunities — especially in scarce resources, data, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities for the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Because the Fund invests more than 25% of its total assets in the science and technology industry, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Science and Technology Fund.

Science and Technology Fund

ALL DATA IS AS OF JUNE 30, 2015 (UNAUDITED)

Asset Allocation

Stocks	**96.7%**
Information Technology	60.7%
Health Care	20.3%
Consumer Discretionary	5.2%
Industrials	5.2%
Telecommunication Services	1.9%
Utilities	1.3%
Financials	1.2%
Materials	0.6%
Consumer Staples	0.3%
Warrants	**0.1%**
Purchased Options	**0.0%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.2%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	142/156	91
3 Year	20/148	14
5 Year	7/139	5
10 Year	8/115	7

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**75.4%**
United States	75.4%
Europe	**10.9%**
Spain	3.5%
Other Europe	7.4%
Pacific Basin	**5.4%**
Other	**4.0%**
Israel	4.0%
Bahamas/Caribbean	**1.1%**
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	**3.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Cerner Corp.	United States	Health Care	Health Care Technology
Isis Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
NXP Semiconductors N.V.	Netherlands	Information Technology	Semiconductors
Tenet Healthcare Corp.	United States	Health Care	Health Care Facilities

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

Science and Technology Fund



Science and Technology Fund, Class A Shares[1]	$30,670
S&P North American Technology Sector Index	$26,496

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-3.62%	-2.27%	1.36%	2.51%
5-year period ended 6-30-15	18.71%	18.70%	18.97%	20.48%
10-year period ended 6-30-15	11.86%	11.50%	11.38%	12.88%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Science and Technology Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automobile Manufacturers – 2.0%		
Tesla Motors, Inc. (A)	275	$ 73,637
Consumer Electronics – 3.2%		
Garmin Ltd.	878	38,575
Harman International Industries, Inc.	705	83,853
		122,428
Total Consumer Discretionary – 5.2%		**196,065**
Consumer Staples		
Agricultural Products – 0.3%		
Arcadia Biosciences, Inc. (A)	1,895	12,069
Total Consumer Staples – 0.3%		**12,069**
Financials		
Office REITs – 1.0%		
QTS Realty Trust, Inc., Class A	1,042	37,974
Specialized REITs – 0.2%		
Communications Sales & Leasing, Inc.	374	9,244
Total Financials – 1.2%		**47,218**
Health Care		
Biotechnology – 8.9%		
Evogene Ltd. (A)	1,155	10,211
FibroGen, Inc. (A)	705	16,561
Isis Pharmaceuticals, Inc. (A)	2,024	116,493
PTC Therapeutics, Inc. (A)	443	21,341
Seres Therapeutics, Inc. (A)	104	4,313
Spark Therapeutics, Inc. (A)	75	4,499
Vertex Pharmaceuticals, Inc. (A)	1,354	167,241
		340,659
Health Care Equipment – 1.7%		
Avinger, Inc. (A)(B)	853	11,011
Cardiovascular Systems, Inc. (A)	550	14,545
Intuitive Surgical, Inc. (A)	80	38,711
		64,267
Health Care Facilities – 2.9%		
Tenet Healthcare Corp. (A)	1,938	112,183
Health Care Technology – 3.1%		
Cerner Corp. (A)(C)	1,689	116,629
Life Sciences Tools & Services – 1.4%		
PRA Health Sciences, Inc. (A)	1,460	$ 53,047
Pharmaceuticals – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	1,472	87,001
Total Health Care – 20.3%		**773,786**
Industrials		
Building Products – 0.9%		
Advanced Drainage Systems, Inc.	1,119	32,830
Construction & Engineering – 2.2%		
Abengoa S.A., Class B (D)	8,713	27,392
Abengoa S.A., Class B ADR	3,561	56,588
		83,980
Industrial Machinery – 2.1%		
Pentair, Inc.	1,165	80,087
Total Industrials – 5.2%		**196,897**
Information Technology		
Application Software – 11.7%		
ACI Worldwide, Inc. (A)	5,362	131,747
Aspen Technology, Inc. (A)	4,242	193,240
Globant S.A. (A)	716	21,780
Mobileye N.V. (A)	1,027	54,627
Silver Spring Networks, Inc. (A)(B)	3,624	44,968
		446,362
Communications Equipment – 0.7%		
Ruckus Wireless, Inc. (A)	2,547	26,337
Data Processing & Outsourced Services – 13.9%		
Alliance Data Systems Corp. (A)	700	204,402
Euronet Worldwide, Inc. (A)(E)	2,409	148,645
EVERTEC, Inc.	1,508	32,019
QIWI plc ADR	1,442	40,442
WNS (Holdings) Ltd. ADR (A)(B)	3,921	104,894
		530,402
Electronic Components – 2.0%		
Universal Display Corp. (A)	1,496	77,370
Electronic Equipment & Instruments – 0.9%		
FLIR Systems, Inc.	1,071	32,996
Internet Software & Services – 8.0%		
21Vianet Group, Inc. ADR (A)	1,239	$ 25,416
Alibaba Group Holding Ltd. ADR (A)	453	37,235
Baidu.com, Inc. ADR (A)	94	18,614
Facebook, Inc., Class A (A)	953	81,734
Google, Inc., Class A (A)	86	46,282
Google, Inc., Class C (A)	112	58,046
Twitter, Inc. (A)	1,058	38,328
		305,655
IT Consulting & Other Services – 2.5%		
Acxiom Corp. (A)(B)	4,383	77,062
Virtusa Corp. (A)	357	18,370
		95,432
Semiconductor Equipment – 1.3%		
Nanometrics, Inc. (A)	977	15,751
Photronics, Inc. (A)(B)	3,419	32,515
		48,266
Semiconductors – 17.3%		
Cypress Semiconductor Corp.	4,733	55,662
Dialog Semiconductor plc (A)(D)	884	47,788
Marvell Technology Group Ltd.	3,125	41,197
Micron Technology, Inc. (A)	9,969	187,818
Microsemi Corp. (A)	2,794	97,664
NXP Semiconductors N.V. (A)	1,146	112,508
Rambus, Inc. (A)	4,298	62,277
Semtech Corp. (A)	2,315	45,951
Silicon Laboratories, Inc. (A)	165	8,895
		659,760
Systems Software – 2.4%		
Microsoft Corp.	2,093	92,410
Total Information Technology – 60.7%		**2,314,990**
Materials		
Commodity Chemicals – 0.5%		
BioAmber, Inc. (A)(B)	2,409	20,721
Fertilizers & Agricultural Chemicals – 0.1%		
Marrone Bio Innovations, Inc. (A)(B)	1,828	3,618
Total Materials – 0.6%		**24,339**

Science and Technology Fund (in thousands) JUNE 30, 2015

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services		
Alternative Carriers – 1.4%		
Zayo Group Holdings, Inc. (A)	2,039	$ 52,435
Integrated Telecommunication Services – 0.5%		
China Unicom Ltd. (D)	13,240	20,838
Total Telecommunication Services – 1.9%		73,273
Utilities		
Renewable Electricity – 1.3%		
Abengoa Yield plc	905	28,348
Abengoa Yield plc (F)	705	21,644
		49,992
Total Utilities – 1.3%		49,992
TOTAL COMMON STOCKS – 96.7%		$3,688,629
(Cost: $2,191,304)		

WARRANTS		
Commodity Chemicals – 0.1%		
BioAmber, Inc. (B)(G)	1,423	2,732
TOTAL WARRANTS – 0.1%		$ 2,732
(Cost: $167)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple, Inc.:		
Call $135.00, Expires 7–17–15, OTC (Ctrpty: Citibank N.A.)	10,957	115
Call $135.00, Expires 8–21–15, OTC (Ctrpty: Citibank N.A.)	2,236	$ 290
Call $140.00, Expires 8–21–15, OTC (Ctrpty: Citibank N.A.)	2,236	135
TOTAL PURCHASED OPTIONS – 0.0%		$ 540
(Cost: $5,201)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (H) – 3.1%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.110%, 7–8–15	$10,000	10,000
Campbell Soup Co., 0.400%, 8–13–15	10,000	9,995
Danaher Corp., 0.170%, 7–10–15	9,870	9,870
Essilor International S.A., 0.140%, 7–23–15	5,000	4,999
Exxon Mobil Corp., 0.090%, 7–6–15	6,618	6,618
John Deere Canada ULC (GTD by Deere & Co.), 0.120%, 7–13–15	7,000	7,000
Kroger Co. (The), 0.430%, 7–20–15	10,000	9,998
McDonald's Corp., 0.350%, 7–29–15	18,000	17,995
NBCUniversal Enterprise, Inc., 0.360%, 7–7–15	7,000	6,999
Novartis Finance Corp. (GTD by Novartis AG), 0.080%, 7–7–15	10,000	10,000
Siemens Capital Co. LLC (GTD by Siemens AG), 0.150%, 8–25–15	4,000	3,999
St. Jude Medical, Inc., 0.270%, 7–23–15	$10,000	$ 9,998
Unilever Capital Corp. (GTD by Unilever N.V.), 0.160%, 7–6–15	5,000	5,000
Wisconsin Electric Power Co., 0.150%, 7–1–15	4,529	4,529
		117,000
Master Note – 0.0%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (I)	278	278
Municipal Obligations – 0.3%		
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.070%, 7–7–15 (I)	10,000	10,000
TOTAL SHORT-TERM SECURITIES – 3.4%		$ 127,278
(Cost: $127,279)		
TOTAL INVESTMENT SECURITIES – 100.2%		$3,819,179
(Cost: $2,323,951)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(5,782)
NET ASSETS – 100.0%		$3,813,397

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(C)All or a portion of securities with an aggregate value of $2,379 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Listed on an exchange outside the United States.

(E)All or a portion of securities with an aggregate value of $2,468 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(F)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2015 the total value of these securities amounted to $21,644 or 0.6% of net assets.

(G)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H)Rate shown is the yield to maturity at June 30, 2015.

(I)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple, Inc.	Citibank N.A.	Put	10,957	July 2015	$120.00	$3,400	$ (564)
	Citibank N.A.	Put	2,236	August 2015	120.00	445	(575)
	Citibank N.A.	Put	2,236	August 2015	125.00	756	(1,029)
	Citibank N.A.	Call	4,472	August 2015	155.00	138	(33)
						$4,739	$(2,201)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 196,065	$ —	$ —
Consumer Staples	12,069	—	—
Financials	47,218	—	—
Health Care	773,786	—	—
Industrials	196,897	—	—
Information Technology	2,314,990	—	—
Materials	24,339	—	—
Telecommunication Services	73,273	—	—
Utilities	28,348	21,644	—
Total Common Stocks	$ 3,666,985	$ 21,644	$ —
Warrants	2,732	—	—
Purchased Options	—	540	—
Short-Term Securities	—	127,278	—
Total	$ 3,669,717	$ 149,462	$ —
Liabilities			
Written Options	$ —	$ 2,201	$ —

During the period ended June 30, 2015, securities totaling $3,578 were transferred from Level 2 to Level 1 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	75.4%
Israel	4.0%
Spain	3.5%
Netherlands	2.9%
India	2.7%
China	2.7%

Country Diversification (Continued)

United Kingdom	2.1%
Germany	1.3%
Bermuda	1.1%
Cyprus	1.1%
Other+	3.2%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Timothy Miller

Below, Timothy Miller, CFA, portfolio manager of the Waddell & Reed Advisors Small Cap Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. He has managed the Fund since 2010 and has 36 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015	
Waddell & Reed Advisors Small Cap Fund (Class A shares at new asset value)	7.94%
Waddell & Reed Advisors Small Cap Fund (Class A shares including sales charges)	1.75%

Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	12.34%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.10%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Small-cap growth stocks staged a strong rally in the fiscal year ending June 30, 2015 to pull ahead of the S&P 500 index for the 12-month period while also exceeding the mid- and large-cap growth indexes. Calendar year 2014 was a year of consolidation and retrenchment for small-cap growth stocks after posting dramatic gains in 2013 and coming off of a five-year run of strong performance. When reviewing a 2-year window of small-cap growth stocks versus the S&P 500 Index, the surge of outperformance in 2013 had been completely reversed by September of 2014, at which point another rally ensued through the end of the fiscal year.

The correction of small-cap growth stocks in calendar 2014 tended to be a combination of excessive valuations, high expectations, and a sufficient degree of fundamental economic and earnings disappointment. After the banner year of 2013, there was simply not much room for any disappointment in earnings, and the discrepancy between small-cap valuations and large-cap valuations was too wide. Consequently, as fears of interest rate hikes set in during March 2014, the biotech bubble started to burst and along with it all of the high expectation, highly valued small-cap technology and health care stocks. The correction was sharp but short-lived, however, as the fears of an interest rate hike waned. The benchmark U.S. 10-year Treasury bond began calendar 2014 near 3% but was drifting downward in the first half of the year, which provided some stabilization for the market. Thence followed a roller coaster summer/fall period in the market driven by recession fears in Europe and China while the U.S. economy was strengthening. Another upward spike in the 10-year Treasury yield in September drove the small-cap growth stock market to its low point for the fiscal year. From that point forward, interest rates turned back downward and small-cap stocks surged.

An important variable in the economic puzzle then started to provide a stimulus to consumers worldwide. Oil prices were cracking, and cracking hard. West Texas Intermediate (WTI) Oil was priced in the $100 per barrel range at the start of the fiscal year, and the forces of global supply and demand finally leaned against prices, driving WTI down to the $50s range by the end of calendar 2014. The oil "dividend" coincided with another decline in the U.S. 10-year Treasury bond index to a level below 2%, resulting in an economic boost for the consumer and a valuation boost for the market. So all of those highly valued biotech stocks that were crushed during the summer proceeded to soar again over the balance of the fiscal year. The small-cap growth index significantly outperformed from the September/October low point, surpassing the S&P 500 Index and the mid- and large-cap growth indexes.

The low interest rate environment has helped create a bubble in biotechs, considered the ultimate long-duration asset. Over the past 12 months, the biotech component of the Russell 2000 Growth Index is up 55% versus a single-digit return for the rest of the index. The biotech group has more than doubled in the past two years. Many companies are sporting multi-billion dollar valuations for businesses that have yet to commercialize a product approved for the marketplace.

During the period, the Fund participated in this sector primarily through a total return swap, which gave us diversified exposure to the group. The Fund's weighting, however, has been significantly below the 10-12% of the index. Note: the Fund invests in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities.

Contributors and detractors

The Fund lagged its benchmark for the 12-month period ended June 30, 2015. The principal cause of the underperformance can be attributed to two sectors, industrials and technology. The shortfall in industrials can be attributed to weakness in the transports and disappointments from the energy-related infrastructure companies. Performance from transports, primarily truckers and logistics companies, had been strong in the first half of the fiscal year but faded in the second half over concerns about the sustainability of pricing trends. The trucking industry had been a major beneficiary of the bottlenecks in the rail networks that were exacerbated by the rapid growth in oil tanker shipments. As oil prices receded and rail congestion eased, concerns built over the pricing environment for the truckers and logistics companies. These concerns have not been realized in the earnings performance of our companies, but they nevertheless have pressured the stocks. We believe that the chronic shortage of drivers in the industry will continue to limit capacity growth for truckers and thereby maintain healthy demand and pricing trends. The more damaging impact on the portfolio came from energy-related industrials. The Fund had successfully reduced exposure to the pure energy sector, but was damaged by industrial companies with exposure to energy-related markets, such as Primoris Construction (no longer a Fund holding) and Rush Enterprises. This exposure has been reduced, primarily in the engineering and construction space. Offsetting some of this weakness was strong performance from non-energy related commercial and industrial companies such as HNI Corp., Watsco and Apogee Enterprises.

Technology sector performance over the past fiscal year was led by semiconductors and software. The Fund fully participated in the software gains but lagged the move by the semiconductor stocks. Software winners for the year included SS&C Technologies, Manhattan Associates and Tyler Technologies. The Software-As-A-Service, or SAAS trend, continues to drive major enterprise transformation and companies such as Manhattan and Demandware are leading players in this high-growth segment. Semiconductor stocks had a big move over the past fiscal year, but the Fund lagged due to underexposure to the group and disappointing results from Power Integrations. Exposure to the handset market has been a major driver of growth for many small-cap semiconductor companies, and we see that market slowing significantly over the next few years, hence an unwillingness to chase those stocks. The Fund had two companies acquired over the past year, Micros and Open Table (no longer Fund holdings).

Outside of biotechs, the Fund's healthcare winners included a number of medical technology and service companies such as DexCom, LDR Holding and AMN Healthcare Services. These and others contributed to net positive performance in the non-biotech/pharma portion of the health care sector.

Positive performance versus the benchmark was achieved most significantly in the energy, materials and financials sectors, while strong absolute gains were realized in a number of consumer discretionary stocks. The Fund raised its weighting in the consumer sector during the second half of the fiscal year with a focus on restaurants, retail and apparel. The oil and interest rate "dividend" was coinciding with an improving domestic job market, which provided a strong catalyst for spending growth. Fund beneficiaries included Vail Resorts, Dave & Buster's Entertainment, Carters, Inc. and Oxford Industries. Sales comparisons and earnings in all cases handily exceeded expectations. The Fund tends to favor restaurant and retail concepts with strong brand recognition, healthy profitability and good unit growth potential. One of the Fund's largest positions, Vail Resorts, prevailed in a dispute over ownership of the Park City, Utah mountain resort, which set up the opportunity for substantial earnings accretion from the development of its Utah assets. Vail has successfully acquired a powerful suite of mountain assets across the U.S. and leveraged that position with a shrewd financial strategy that is centered around its season pass program. Further growth opportunities outside of the U.S. are likely the next step.

The Fund navigated the volatility in the energy sector over the fiscal year with an underweight position in the second half as oil prices were falling. The focus of the Fund continues to be on the best positioned, faster growing exploration and production (E&P) companies. The acquisition of the Fund's holding in Athlon Energy by Encana Corp. at a nice premium provided confirmation of the theme. Diamondback Energy was the other major contributor for the year. Positions eliminated included Rice Energy and Dril-Quip. Offsetting some of the E&P gains was a disappointment from Matrix Services, a company that builds storage tanks/terminals and provides other construction services to the energy industry.

The balance of the portfolio outperformed the benchmark, with the Fund's overweight in banks and asset managers led by strong gains at WisdomTree Investments, Bank of the Ozarks and SVB Financial.

Outlook

The strategy for the next 12 months is likely to lean a bit more conservatively and focus on the strongest core positions in the Fund. Small caps tend to be primarily domestic businesses, and as such, we believe should benefit from the strength of the U.S. economy and be less impacted by the rising dollar. We think the factors favoring the consumer sector remain in place and could be favorably boosted by a rising wage trend as well. The software sector will also remain an area of the Fund's focus, with an emphasis on the growth companies that are showing progress in the profitability and cash-generating characteristics of their model. Health care device companies and service companies will also remain an area of focus. But clearly the most dominant variable over the next 12 months will be the direction of interest rates. The market's perception that the bottom has been reached and a rising trend is forthcoming will shake up the highest valued, riskiest portion of the market and favor the better quality core positions in the portfolio. The Fund also has an outsized weighting in financial services stocks that should benefit from a rising interest rate environment.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earning s than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Small Cap Fund's performance.

Small Cap Fund

Asset Allocation

Stocks	**94.8%**
Consumer Discretionary	22.5%
Information Technology	19.1%
Health Care	19.0%
Industrials	15.0%
Financials	14.6%
Energy	2.6%
Consumer Staples	2.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.2%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	368/544	68
3 Year	336/477	71
5 Year	287/416	69
10 Year	107/300	36

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
DexCom, Inc.	Health Care	Health Care Equipment
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities
SVB Financial Group	Financials	Regional Banks
Cepheid	Health Care	Biotechnology
Bank of the Ozarks, Inc.	Financials	Regional Banks
Watsco, Inc.	Industrials	Trading Companies & Distributors
Jack Henry & Associates, Inc.	Information Technology	Data Processing & Outsourced Services
AMN Healthcare Services, Inc.	Health Care	Health Care Services
WisdomTree Investment, Inc.	Financials	Asset Management & Custody Banks

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



	Class A[3]	Class B[4]	Class C	Class Y
Average Annual Total Return[2]				
1-year period ended 6-30-15	1.75%	2.97%	7.09%	8.37%
5-year period ended 6-30-15	15.78%	15.72%	16.17%	17.67%
10-year period ended 6-30-15	8.95%	8.69%	8.70%	10.15%

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.3%		
Zumiez, Inc. (A)	429	$ 11,430
Apparel, Accessories & Luxury Goods – 4.3%		
Carter's, Inc.	154	16,360
Kate Spade & Co. (A)	398	8,564
Oxford Industries, Inc.	156	13,677
		38,601
Automotive Retail – 2.7%		
Asbury Automotive Group, Inc. (A)	43	3,933
CST Brands, Inc.	176	6,882
Monro Muffler Brake, Inc.	219	13,607
		24,422
Broadcasting – 0.3%		
Townsquare Media, Inc. (A)	221	3,004
Distributors – 1.5%		
Pool Corp.	198	13,882
General Merchandise Stores – 1.7%		
Burlington Stores, Inc. (A)	303	15,508
Hotels, Resorts & Cruise Lines – 1.9%		
La Quinta Holdings, Inc. (A)	730	16,687
Leisure Facilities – 3.2%		
Vail Resorts, Inc. (B)	259	28,316
Restaurants – 5.0%		
Dave & Buster's Entertainment, Inc. (A)	371	13,385
Fiesta Restaurant Group, Inc. (A)	296	14,820
Sonic Corp.	596	17,168
		45,373
Specialty Stores – 0.6%		
Cabela's, Inc., Class A (A)(B)	106	5,313
Total Consumer Discretionary – 22.5%		**202,536**
Consumer Staples		
Packaged Foods & Meats – 2.0%		
Freshpet, Inc. (A)	220	4,092
Lance, Inc. (B)	420	13,568
		17,660
Total Consumer Staples – 2.0%		**17,660**
Energy		
Oil & Gas Equipment & Services – 0.0%		
Matrix Service Co. (A)	11	208

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 2.6%		
Diamondback Energy, Inc. (A)	122	$ 9,174
RSP Permian, Inc. (A)	280	7,871
Viper Energy Partners L.P.	294	5,788
		22,833
Total Energy – 2.6%		**23,041**
Financials		
Asset Management & Custody Banks – 3.4%		
Financial Engines, Inc.	124	5,280
Janus Capital Group, Inc.	408	6,978
WisdomTree Investment, Inc.	827	18,170
		30,428
Consumer Finance – 1.0%		
Portfolio Recovery Associates, Inc. (A)	140	8,719
Real Estate Services – 1.0%		
RE/MAX Holdings, Inc., Class A	270	9,595
Regional Banks – 9.2%		
Bank of the Ozarks, Inc.	541	24,746
Cathay General Bancorp	428	13,888
IBERIABANK Corp.	150	10,228
PrivateBancorp, Inc.	210	8,354
SVB Financial Group (A)	179	25,787
		83,003
Total Financials – 14.6%		**131,745**
Health Care		
Biotechnology – 2.8%		
Cepheid (A)	409	24,998
Health Care Equipment – 4.6%		
Cardiovascular Systems, Inc. (A)	169	4,473
DexCom, Inc. (A)	464	37,073
		41,546
Health Care Facilities – 2.8%		
AAC Holdings, Inc. (A)	84	3,668
Acadia Healthcare Co., Inc. (A)	35	2,773
AmSurg Corp. (A)	148	10,374
Surgical Care Affiliates, Inc. (A)	217	8,332
		25,147
Health Care Services – 3.5%		
AMN Healthcare Services, Inc. (A)	624	19,696
ExamWorks Group, Inc. (A)	300	11,740
		31,436

COMMON STOCKS (Continued)	Shares	Value
Health Care Supplies – 2.9%		
Endologix, Inc. (A)	184	$ 2,817
LDR Holding Corp. (A)	314	13,563
Spectranetics Corp. (The) (A)	426	9,800
		26,180
Health Care Technology – 1.1%		
Medidata Solutions, Inc. (A)	182	9,897
Pharmaceuticals – 1.3%		
Akorn, Inc. (A)	187	8,169
Intersect ENT, Inc. (A)	111	3,166
		11,335
Total Health Care – 19.0%		**170,539**
Industrials		
Air Freight & Logistics – 1.2%		
Hub Group, Inc. (A)	259	10,428
Building Products – 0.9%		
Apogee Enterprises, Inc.	152	8,001
Construction Machinery & Heavy Trucks – 2.1%		
Wabash National Corp. (A)	837	10,500
Westinghouse Air Brake Technologies Corp.	88	8,267
		18,767
Human Resource & Employment Services – 0.8%		
Kforce, Inc.	310	7,092
Industrial Machinery – 2.5%		
CLARCOR, Inc.	228	14,166
Graham Corp.	45	914
Tennant Co.	117	7,627
		22,707
Office Services & Supplies – 1.9%		
HNI Corp.	340	17,406
Trading Companies & Distributors – 3.7%		
Rush Enterprises, Inc. (A)	478	12,523
Watsco, Inc.	171	21,135
		33,658
Trucking – 1.9%		
Covenant Transportation Group, Inc., Class A (A)	224	5,603
Knight Transportation, Inc.	85	2,276
Saia, Inc. (A)	232	9,119
		16,998
Total Industrials – 15.0%		**135,057**

COMMON STOCKS (Continued)

	Shares	Value
Information Technology		
Application Software – 9.7%		
Descartes Systems Group, Inc. (The) (A)(C)	380	$ 6,103
Manhattan Associates, Inc. (A)	271	16,159
Paycom Software, Inc. (A) . .	251	8,558
SS&C Technologies Holdings, Inc.	218	13,650
Tyler Technologies, Inc. (A)	102	13,158
Ultimate Software Group, Inc. (The) (A)(B)	179	29,382
		87,010
Data Processing & Outsourced Services – 2.3%		
Jack Henry & Associates, Inc. (B)	320	20,691
Electronic Manufacturing Services – 0.3%		
Mercury Computer Systems, Inc. (A)	167	2,441
Internet Software & Services – 3.3%		
Demandware, Inc. (A)	215	15,303
GrubHub, Inc. (A)	186	6,351
Textura Corp. (A)	283	7,877
		29,531
IT Consulting & Other Services – 1.6%		
CACI International, Inc., Class A (A)	75	6,074
Science Applications International Co.	162	8,567
		14,641

COMMON STOCKS (Continued)

	Shares	Value
Semiconductors – 1.9%		
Microsemi Corp. (A)	259	$ 9,045
Power Integrations, Inc. (B)	179	8,096
		17,141
Total Information Technology – 19.1%		171,455
TOTAL COMMON STOCKS – 94.8%		**$852,033**
(Cost: $575,622)		

SHORT-TERM SECURITIES

	Principal	
Commercial Paper (D) – 5.1%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.190%, 7–14–15	$ 5,000	5,000
Campbell Soup Co., 0.400%, 8–13–15	5,000	4,997
EMC Corp., 0.130%, 7–13–15	8,000	8,000
General Mills, Inc., 0.370%, 7–1–15	10,000	10,000
J.M. Smucker Co. (The), 0.350%, 7–1–15	2,206	2,206
John Deere Canada ULC (GTD by Deere & Co.), 0.130%, 8–11–15	5,000	4,999

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (D) (Continued)		
Siemens Capital Co. LLC (GTD by Siemens AG), 0.110%, 7–29–15	$5,000	$ 4,999
Wisconsin Gas LLC, 0.140%, 7–14–15	6,000	6,000
		46,201
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (E) . .	3,365	3,365
TOTAL SHORT-TERM SECURITIES – 5.5%		$ 49,566
(Cost: $49,567)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$901,599**
(Cost: $625,189)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(2,293)
NET ASSETS – 100.0%		**$899,306**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $350 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Rate shown is the yield to maturity at June 30, 2015.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at June 30, 2015:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1][2]	Unrealized Appreciation
JPMorgan Chase Bank N.A.	144,828	Biotech Custom Index	09/09/2015	$20,311	1M LIBOR less 50 bps	$409

(1) The Fund pays the financing fee multiplied by the notional amount each month.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 852,033	$ —	$ —
Short-Term Securities	—	49,566	—
Total	$ 852,033	$ 49,566	$ —
Total Return Swaps	$ —	$ 409	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Bradley M. Klapmeyer

Bradley M. Klapmeyer, CFA, who has 15 years of industry experience, became portfolio manager of Waddell & Reed Advisors Tax-Managed Equity Fund in August 2014. The Fund was managed by Sarah C. Ross, CFA from Mary 2009 to July 2014. Below, Mr. Klapmeyer discusses positioning, performance and results for the fiscal year ended June 30, 2015.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares at net asset value)	13.14%
Waddell & Reed Advisors Tax-Managed Equity Fund (Class A shares including sales charges)	6.61%

Benchmark(s) and/or Lipper Category

Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	10.56%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.50%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key Drivers

The Russell 1000 Growth Index recorded yet another double-digit gain for the year ended June 30, 2015. The market was driven by continued easy monetary policy out of the Federal Reserve (Fed), strong gains in domestic growth but also concerns regarding global growth with sluggishness in Europe, Japan and China. The U.S. remained the source of stability and hope within an uncertain global macro environment. It also resulted in U.S. investors focusing mainly on the positive indicators at work in the U.S., such as employment gains, strong manufacturing returns and low interest rates.

Another notable event occurred in the second half of the fiscal year, an increase in volatility of oil prices, particularly to the downside, rattled investor confidence in the industrial economy as energy capital spending was certainly likely to decline. This dynamic led to a notable rerating lower in energy-related securities and was slowly washing through economic data points. An offset to energy concerns was a growing sense of optimism relating to the U.S. consumer, which should potentially benefit from lower energy prices, but more importantly, should see benefits from a tightening labor picture as well. With that said, benefits from the consumer remain just optimism as hourly wage growth and increases in consumer spending did not materialize in a notable way during the measurement period.

Looking more specifically at the Russell 1000 Growth Index benchmark performance, factor performance shows that price momentum and relative strength were key variables in driving performance during the fiscal year. This implies that the market kept "betting on the winners." Dividend yield and dividend growth were no longer positive factors during this measurement period, likely indicative of the changing interest rate expectation. Valuation and quality factors, such as enterprise value/EBITDA and return on equity, began showing up as contributing factors to outperformance, likely a sign that the market has started to distinguish between winners and losers as the cycle matures.

Strategies Employed and Attribution

Performance for the Fund was strong for the fiscal year as it outperformed the Russell 1000 Growth Index during the period, before the effects of sales charges. The Fund's philosophy has remained consistent regardless of the economic backdrop, which is a process that identifies structurally advantaged companies that can generate superior levels of profitability and growth over time. In many cases, short-term dislocations and volatility provided by macro uncertainty offer a favorable entry point for structurally advantaged businesses. The process tends to appreciate the near-term nuances, but stresses the importance of getting the maturity value correct and taking advantages of periodic dislocations.

In terms of performance attribution, the Fund benefited from the health care sector, both in terms of an overweight position and favorable stock selection. Security selection in technology, an underweight in energy and materials and stock selection in telecommunications were other call outs driving favorable relative performance.

Health care was by far the biggest favorable contributor to Fund's relative performance during the measurement period. Performance in health care was across sub-sectors with strength in specialty pharmaceuticals, hospitals and biotechnology. Allergan and Shire Pharmaceuticals, both high-quality specialty pharmaceutical companies, added to performance on the back of takeover or consolidation overtures. Biotechnology names like Gilead Sciences and Incyte Corp. contributed to performance as new product launches continued to drive upward revisions to revenue and earnings. Hospital stocks, such as the Fund's position in HCA Holdings and Universal Health Services, benefited from strong enrollment in the Affordable Care Act and a better macroeconomic backdrop.

Other notable performers included consumer discretionary names Limited Brands, Inc. and Amazon.com. Limited Brands shares moved higher as investors began to appreciate the international potential of the Victoria's Secret brand. Amazon shares outperformed as additional transparency allowed investors to become more comfortable with the company's long-term earnings potential.

Despite the consumer discretionary stock-specific performances as aforementioned, overall security selection in the sector was a notable detractor from performance during the Fund's fiscal year. Chinese government pressure on corruption and a tightening of credit put a halt to gaming revenue growth in Macau, driving shares of Las Vegas Sands and Wynn Resorts (no longer a Fund holding) lower.

Security selection in industrials and energy were additional detractors of performance as the turn in lower oil prices began to call into question near-term fundamentals across the U.S. industrial economy. Names such as Halliburton and Pentair (no longer a Fund holding) began to price in the estimate revisions that were likely to take place due to lower energy capital spending going forward. Cash held was also a detractor of relative performance given the sizeable gains from the Russell 1000 Growth Index benchmark.

Outlook

Although the tone should generally remain positive regarding sustainable growth from the U.S. economy, we think in the 2.5 to 3% range, the debates are likely to turn elsewhere during the coming fiscal year. There are some key debates that are worth appreciating, which will help to determine equity market performance on a "go-forward" basis. These debates center on global growth and the timing of the Fed's move to a "less accommodative" fiscal policy.

As mentioned, global macro indicators weakened throughout the period and, in response, central banks around the world have eased monetary policy — creating liquidity and devaluing their currencies — in an attempt to fuel some economic growth, similar to what has occurred in the U.S. Another output has been a strong U.S. dollar (USD), which we think is putting the U.S. in a position of strength at the moment. However, there is likely an underlying assumption embedded in the U.S. market strength that USD strength implies global growth ultimately remerges. If this global liquidity policy ultimately turns out to be a "pushing on a string" exercise then it is possible that growth in the U.S. is not immune to sluggish global growth. The U.S. may be a temporary bastion of growth, but without a better global backdrop, it becomes more difficult to see the equity markets sustain their current high valuations.

A second emerging risk to the market comes with a change in Fed interest rate policy and how that impacts liquidity. This liquidity has supported asset prices and the current modest growth in the U.S. economy. Since qualitative easing has meant cheap money and massive liquidity, it is only intellectually honest to think that market valuations may change course upon Fed action to raise rates. An implied tightening of liquidity, even if only minor, may put market valuations at risk. As we enter a year in which these two debates — global growth and U.S. liquidity — will likely take center stage, the domestic market likely tilts toward a more balanced risk-reward situation.

The Fund's positioning for fiscal year ending June 30, 2015 will focus intently on near-term valuations and also on long-term maturity value. Near-term valuations can offer some protection in the interim as long as the market position of a company is well defended, growth is sustained and maturity value is realizable. The Fund will stay the course and continue to seek companies with strong business models that also have a maturity value materially higher than current levels. Within this approach, the Fund will attempt to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Tax-Managed Equity Fund's performance.

Tax-Managed Equity Fund

Asset Allocation

Stocks	**94.3%**
Information Technology	24.2%
Health Care	23.8%
Consumer Discretionary	22.8%
Industrials	11.0%
Consumer Staples	7.6%
Energy	2.7%
Telecommunication Services	2.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**5.7%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	134/699	20
3 Year	92/630	15
5 Year	182/543	34
10 Year	40/396	11

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Allergen plc	Health Care	Pharmaceuticals
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
salesforce.com, Inc.	Information Technology	Application Software
Adobe Systems, Inc.	Information Technology	Application Software
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



		Class A[3]	Class B[4]	Class C
Average Annual Total Return[2]				
1-year period ended 6-30-15		6.61%	8.02%	12.10%
5-year period ended 6-30-15		16.60%	16.74%	16.93%
10-year period ended 6-30-15		9.29%	9.11%	8.94%

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Before- and After-Tax Returns[1]	1-year period ended 6-30-15	5-year period ended 6-30-15	10-year period ended 6-30-15
Class A[2]			
Before Taxes	6.61%	16.60%	9.29%
After Taxes on Distributions	4.88%	15.63%	8.84%
After Taxes on Distributions and Sale of Fund Shares	5.00%[3]	13.34%	7.60%
Class B[4]			
Before Taxes	8.02%	16.74%	9.11%
After Taxes on Distributions	5.94%	15.71%	8.66%
After Taxes on Distributions and Sale of Fund Shares	6.05%[3]	13.46%	7.43%
Class C			
Before Taxes	12.10%	16.93%	8.94%
After Taxes on Distributions	10.01%	15.90%	8.46%
After Taxes on Distributions and Sale of Fund Shares	8.36%[3]	13.62%	7.29%
Russell 1000 Growth Index[5]	10.56%	18.59%	9.10%

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

(2) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(3) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Tax-Managed Equity Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.2%		
Limited Brands, Inc.	134	$11,513
Broadcasting – 0.4%		
CBS Corp., Class B	30	1,648
Cable & Satellite – 3.9%		
Comcast Corp., Class A	113	6,820
Time Warner Cable, Inc.	41	7,323
		14,143
Casinos & Gaming – 0.6%		
Las Vegas Sands, Inc.	45	2,376
Footwear – 1.9%		
NIKE, Inc., Class B	64	6,946
Hotels, Resorts & Cruise Lines – 1.9%		
Hilton Worldwide Holdings, Inc. (A)	183	5,045
Starwood Hotels & Resorts Worldwide, Inc.	22	1,800
		6,845
Internet Retail – 7.0%		
Amazon.com, Inc. (A)	32	13,969
JD.com, Inc. ADR (A)	115	3,930
priceline.com, Inc. (A)	7	7,829
		25,728
Leisure Products – 2.6%		
Polaris Industries, Inc.	63	9,346
Movies & Entertainment – 1.3%		
Twenty-First Century Fox, Inc., Class A	152	4,937
Total Consumer Discretionary – 22.8%		**83,482**
Consumer Staples		
Brewers – 1.2%		
Anheuser-Busch InBev S.A. ADR	35	4,236
Food Retail – 1.6%		
Casey's General Stores, Inc.	61	5,847
Hypermarkets & Super Centers – 1.1%		
Costco Wholesale Corp.	29	3,869
Packaged Foods & Meats – 1.5%		
Mead Johnson Nutrition Co.	60	5,422
Personal Products – 1.5%		
Estee Lauder Co., Inc. (The), Class A	65	5,659
Tobacco – 0.7%		
Philip Morris International, Inc.	34	$ 2,742
Total Consumer Staples – 7.6%		**27,775**
Energy		
Oil & Gas Equipment & Services – 2.7%		
Halliburton Co.	127	5,466
Schlumberger Ltd.	50	4,301
		9,767
Total Energy – 2.7%		**9,767**
Health Care		
Biotechnology – 10.3%		
ACADIA Pharmaceuticals, Inc. (A)	89	3,710
Alexion Pharmaceuticals, Inc. (A)	43	7,737
Biogen, Inc. (A)	20	8,079
Gilead Sciences, Inc.	79	9,226
Incyte Corp. (A)	46	4,814
Vertex Pharmaceuticals, Inc. (A)	34	4,248
		37,814
Health Care Facilities – 2.4%		
HCA Holdings, Inc. (A)	62	5,598
Universal Health Services, Inc., Class B	23	3,197
		8,795
Pharmaceuticals – 11.1%		
Allergen plc (A)	47	14,184
Bristol-Myers Squibb Co.	122	8,105
Shire Pharmaceuticals Group plc ADR	42	10,070
Teva Pharmaceutical Industries Ltd. ADR	138	8,132
		40,491
Total Health Care – 23.8%		**87,100**
Industrials		
Aerospace & Defense – 2.5%		
Boeing Co. (The)	53	7,394
Precision Castparts Corp.	8	1,659
		9,053
Industrial Machinery – 1.1%		
Pall Corp.	32	4,020
Railroads – 2.5%		
Kansas City Southern	35	3,174
Union Pacific Corp.	63	5,960
		9,134
Research & Consulting Services – 2.7%		
Verisk Analytics, Inc., Class A (A)	135	$ 9,801
Trucking – 2.2%		
J.B. Hunt Transport Services, Inc.	98	8,069
Total Industrials – 11.0%		**40,077**
Information Technology		
Application Software – 5.5%		
Adobe Systems, Inc. (A)	125	10,126
salesforce.com, Inc. (A)	146	10,173
		20,299
Communications Equipment – 0.5%		
F5 Networks, Inc. (A)	15	1,769
Data Processing & Outsourced Services – 7.4%		
FleetCor Technologies, Inc. (A)	42	6,476
MasterCard, Inc., Class A	109	10,208
Visa, Inc., Class A	155	10,395
		27,079
Internet Software & Services – 5.3%		
Facebook, Inc., Class A (A)	113	9,700
Google, Inc., Class A (A)	9	5,076
Google, Inc., Class C (A)	9	4,439
		19,215
Semiconductor Equipment – 1.3%		
Applied Materials, Inc.	250	4,807
Technology Hardware, Storage & Peripherals – 4.2%		
Apple, Inc.	122	15,258
Total Information Technology – 24.2%		**88,427**
Telecommunication Services		
Wireless Telecommunication Service – 2.2%		
SBA Communications Corp. (A)	69	7,876
Total Telecommunication Services – 2.2%		**7,876**
TOTAL COMMON STOCKS – 94.3%		**$344,504**
(Cost: $231,385)		

Tax-Managed Equity Fund *(in thousands)* JUNE 30, 2015

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 2.8%		
Kroger Co. (The), 0.300%, 7–1–15	$4,917	$ 4,917
St. Jude Medical, Inc., 0.260%, 8–4–15	5,300	5,298
		10,215

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 1.7%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (C)	$6,374	$ 6,374
TOTAL SHORT-TERM SECURITIES – 4.5%		**$ 16,589**
(Cost: $16,590)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$361,093**
(Cost: $247,975)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**4,204**
NET ASSETS – 100.0%		**$365,297**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 344,504	$ —	$ —
Short-Term Securities	—	16,589	—
Total	$ 344,504	$ 16,589	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Waddell & Reed Advisor Value Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2015. He has managed the Fund since inception and has 23 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisor Value Fund (Class A shares at net asset value)	3.75%
Waddell & Reed Advisor Value Fund (Class A shares including sales charges)	–2.19%

Benchmark(s) and/or Lipper Category

Russell 1000 Value Index	4.13%
(generally reflects the performance of large-company value style stocks)	
Lipper Large-Cap Value Funds Universe Average	4.07%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

Uncertainty would be an excellent word to describe the world outlook and equity markets during the fiscal year that ended on June 30, 2015. This situation has led to roughly flat performance for the Russell 1000 Value Index. The list of factors to consider each day has been extensive, but includes potential rising U.S. interest rates, possible default of sovereign Greece debt, plunging oil prices, China's economy and extreme market volatility, and inconsistent U.S. economic statistics that have caused wide swings in investors' perceptions.

As economic cycles age, growth investing often outperforms value for a period as investors search for growth amongst an aging expansion. This has been true since the middle of 2014. Currently, the growth index is outperforming the value index. This occurs as investors gravitate to a very narrow list of companies they believe will have outsized earnings growth regardless of the macro factors. This is always short term in nature and usually ends poorly for the investors chasing the high-flying companies. We believe value investing will begin to outperform growth again when interest rates rise or the U.S. economy slows. Unforeseen outside influences can also create a change in mindsets.

Contributors and detractors

The Fund slightly underperformed its benchmark for the 12-month period ended June 30, 2015.

From a sector standpoint, the single greatest detractor was the Fund's technology exposure, where company holdings in the flash memory space hurt performance. Micron Technology, Inc., SanDisk Corp. and Western Digital Corp. all provide various memory solutions in the personal computer market, a market which is currently experiencing sluggish sales growth.

Energy and health care were positive contributors to Fund performance during the measurement period. Our exposure to the oil refiner Marathon Petroleum Corp. continues to do well, and key holdings in the health care space, Humana, Inc. and HCA Holdings, Inc., also performed well.

We continue to focus on investing by researching one company at a time, and finding names that are trading substantially below our estimate of their true value. This approach will not change due to short-term market events. An illustrative example would be American International Group, Inc. (AIG). As the world's largest multi-line insurance company, AIG underpriced business during the 2008-2009 recession and needed a government bailout to continue operations. Now, the company's balance sheet has been fixed, the government has sold its ownership stake and AIG is operating at pre-recession levels.

We continue to pursue a strategy of buying inexpensive stocks and diversifying our picks among economic sectors to reduce long-term volatility. Our focus is on high free-cash-flow yielding industrial companies, and low price-to-book ratios for financial companies. Currently we have found more ideas in the areas of consumers, insurance and technology. Areas we are under-represented in, due to a lack of quality ideas, include real estate, industrials and telecommunications. Our investments in these areas can and will shift when opportunities present themselves.

Outlook

Third quarter 2015 promises to be interesting. The Federal Reserve is now pulling back on certain stimulus measures that it implemented during the recession and has signaled an intent to raise interest rates; although the timing seems to be a moving target. A continued increase in U.S. housing activity would be a welcome sign, as that would also create loan demand at banks.

While the economic forces listed above are clearly important factors, our first approach is at the company level. We seek to find quality, growing companies whose stocks are trading notably below what we consider fair value. Often times this is due to short term negative factors, and we become larger owners of a company if we feel those negatives are about to dissipate. This approach has served investors well over time, and continue to believe strongly that it will in the future.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisor Value Fund's performance.

Value Fund

Asset Allocation

Stocks	**96.9%**
Financials	26.8%
Consumer Discretionary	20.4%
Health Care	14.4%
Information Technology	12.4%
Consumer Staples	9.8%
Energy	7.5%
Utilities	3.0%
Materials	2.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.1%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	332/524	64
3 Year	134/455	30
5 Year	253/396	64
10 Year	112/286	40

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
American International Group, Inc.	Financials	Multi-Line Insurance
Citigroup, Inc.	Financials	Other Diversified Financial Services
Capital One Financial Corp.	Financials	Consumer Finance
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
Microsoft Corp.	Information Technology	Systems Software
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
HCA Holdings, Inc.	Health Care	Health Care Facilities
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Marathon Petroleum Corp.	Energy	Oil & Gas Refining & Marketing

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*



Value Fund, Class A Shares[1]	$18,206
Russell 1000 Value Index	$19,758

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 6-30-15	-2.19%	-1.18%	2.81%	4.07%
5-year period ended 6-30-15	13.41%	13.33%	13.74%	15.24%
10-year period ended 6-30-15	6.17%	5.92%	5.84%	7.27%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Value Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 3.0%		
Magna International, Inc.	496	$ 27,832
Cable & Satellite – 7.3%		
Comcast Corp., Class A	413	24,856
Time Warner Cable, Inc.	234	41,710
		66,566
Casinos & Gaming – 3.2%		
Las Vegas Sands, Inc.	554	29,134
Department Stores – 2.5%		
Macy's, Inc.	343	23,162
Homebuilding – 2.0%		
Pulte Homes, Inc.	911	18,349
Hotels, Resorts & Cruise Lines – 2.4%		
Wyndham Worldwide Corp.	265	21,706
Total Consumer Discretionary – 20.4%		**186,749**
Consumer Staples		
Agricultural Products – 1.3%		
Ingredion, Inc.	143	11,381
Brewers – 2.0%		
Molson Coors Brewing Co., Class B (A)	261	18,227
Drug Retail – 1.0%		
CVS Caremark Corp.	90	9,450
Soft Drinks – 2.5%		
Coca-Cola Enterprises, Inc.	525	22,800
Tobacco – 3.0%		
Philip Morris International, Inc.	346	27,715
Total Consumer Staples – 9.8%		**89,573**
Energy		
Oil & Gas Refining & Marketing – 4.4%		
Marathon Petroleum Corp. (A)	545	28,519
NuStar Energy L.P.	199	11,829
		40,348
Oil & Gas Storage & Transportation – 3.1%		
MarkWest Energy Partners L.P.	247	13,929
VTTI Energy Partners L.P.	558	13,967
		27,896
Total Energy – 7.5%		**68,244**
Financials		
Asset Management & Custody Banks – 2.0%		
State Street Corp.	243	$ 18,695
Consumer Finance – 4.7%		
Capital One Financial Corp.	492	43,246
Life & Health Insurance – 2.2%		
MetLife, Inc.	356	19,916
Multi-Line Insurance – 6.3%		
American International Group, Inc.	932	57,629
Other Diversified Financial Services – 8.3%		
Citigroup, Inc. (A)	808	44,656
JPMorgan Chase & Co.	464	31,461
		76,117
Regional Banks – 0.7%		
First Republic Bank	104	6,580
Reinsurance – 2.6%		
Reinsurance Group of America, Inc.	247	23,441
Total Financials – 26.8%		**245,624**
Health Care		
Biotechnology – 2.5%		
Amgen, Inc.	147	22,614
Health Care Facilities – 3.2%		
HCA Holdings, Inc. (B)	325	29,475
Managed Health Care – 5.0%		
Aetna, Inc.	123	15,728
Anthem, Inc.	67	10,915
Humana, Inc.	100	19,071
		45,714
Pharmaceuticals – 3.7%		
Teva Pharmaceutical Industries Ltd. ADR	569	33,652
Total Health Care – 14.4%		**131,455**
Information Technology		
Semiconductor Equipment – 1.5%		
Lam Research Corp.	170	13,854
Semiconductors – 2.1%		
Micron Technology, Inc. (B)	1,039	19,576
Systems Software – 3.7%		
Microsoft Corp.	775	34,234
Technology Hardware, Storage & Peripherals – 5.1%		
SanDisk Corp. (A)	370	$ 21,547
Western Digital Corp.	314	24,640
		46,187
Total Information Technology – 12.4%		**113,851**
Materials		
Diversified Chemicals – 2.6%		
Dow Chemical Co. (The)	463	23,676
Total Materials – 2.6%		**23,676**
Utilities		
Electric Utilities – 3.0%		
Exelon Corp.	873	27,417
Total Utilities – 3.0%		**27,417**
TOTAL COMMON STOCKS – 96.9%		**$886,589**
(Cost: $736,014)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 4.4%		
Army & Air Force Exchange Service, 0.100%, 7–10–15	$ 5,000	5,000
Campbell Soup Co., 0.230%, 8–26–15	3,000	2,999
Kroger Co. (The), 0.300%, 7–1–15	3,536	3,536
National Oilwell Varco, Inc., 0.150%, 7–14–15	12,000	11,999
NBCUniversal Enterprise, Inc., 0.360%, 7–7–15	4,000	4,000
St. Jude Medical, Inc.:		
0.270%, 7–23–15	7,000	6,999
0.260%, 8–4–15	6,000	5,998
		40,531
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.110%, 7–1–15 (D)	1,826	1,826
TOTAL SHORT-TERM SECURITIES – 4.6%		**$ 42,357**
(Cost: $42,356)		

Value Fund (in thousands) JUNE 30, 2015

	Value
TOTAL INVESTMENT SECURITIES – 101.5%	**$928,946**
(Cost: $778,370)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.5)%	**(13,419)**
NET ASSETS – 100.0%	**$915,527**

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $21,398 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at June 30, 2015.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following written options were outstanding at June 30, 2015 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
First Republic Bank	N/A	Put	775	August 2015	$55.00	$ 50	$ (25)
	N/A	Put	305	November 2015	55.00	37	(33)
Ingredion, Inc.	N/A	Put	457	August 2015	80.00	74	(119)
JPMorgan Chase & Co.	N/A	Put	690	August 2015	62.50	36	(38)
Marathon Petroleum Corp.	N/A	Call	762	July 2015	47.50	387	(385)
Molson Coors Brewing Co., Class B	N/A	Call	1,359	July 2015	90.00	97	(10)
NuStar Energy L.P.	N/A	Put	603	August 2015	60.00	80	(175)
	N/A	Put	603	September 2015	60.00	104	(199)
VTTI Energy Partners L.P.	N/A	Put	945	July 2015	22.50	70	(14)
						$935	$(998)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 886,589	$ —	$ —
Short-Term Securities	—	42,357	—
Total	$ 886,589	$ 42,357	$ —
Liabilities			
Written Options	$ 237	$ 761	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Waddell & Reed Advisors Vanguard Fund, discuss positioning, performance and results for the fiscal year ended June 30, 2015. Mr. Becker has managed the Fund since 1998 and Mr. Sanders has managed the Fund since 2007. Both men have 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2015

Waddell & Reed Advisors Vanguard Fund (Class A shares at net asset value)	12.53%
Waddell & Reed Advisors Vanguard Fund (Class A shares including sales charges)	6.09%

Benchmark(s) and/or Lipper Category

Russell 1000 Growth Index	10.56%
(generally reflects the performance of securities that represent the large-cap growth market)	
Lipper Large-Cap Growth Funds Universe Average	10.50%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Key drivers

The second half of 2014 introduced two complicating factors to an already complex investment environment – a rising U.S. dollar relative to most other currencies and the collapse in oil prices. These factors have continued and accelerated into 2015. We attribute recent dollar strength primarily to the monetary policy decoupling of the U.S. and other international economies, as we believe the Federal Reserve Bank will begin to normalize monetary policy in the near future. While this could encourage capital flows to the U.S. and be supportive of the domestic market as a whole, it is also likely to be an earnings headwind for many multinational companies with extensive overseas operations. Lower energy prices should ultimately prove to be a net benefit to U.S. economic growth as more than two-thirds of our country's spending is consumer-based, but the rapidity of the price decline is already having a disruptive effect on several industries and regions of the U.S. that are tied to operating, supporting and building out our country's energy infrastructure. In simplistic terms, we believe a transfer of wealth is occurring between energy industry participants and consumers, but that transfer of wealth is not occurring in a smooth and predictable fashion. The consequences of the energy industry retrenchment have been and will continue to be a negative for overall corporate profit growth throughout the remainder of 2015.

The Eurozone economic malaise continues to affect capital flows, currency values and geographic profit outlooks as it has for the past several years. Much has been written about the problems associated with the European Union (EU) where the participants are united by a single currency and monetary policy, but differ in their respective fiscal policies. These issues are highlighted by the potential bankruptcy of Greece, as it continues to roil the capital markets. Given the economic size of Greece, and although very important to capital flows and investment strategy, this issue is not as damaging as many may think as most large U.S. companies have very little revenue risk and the EU banking system is now prepared to face Greece's continued problems. On the positive side, any further difficulty with Greece would be met with further monetary policy reaction from the European Central Bank, which could be a positive for growth stocks and global stock markets.

Contributors and detractors

The U.S equity market generated another year of solid gains, despite ongoing macroeconomic and geopolitical concerns. In a very volatile world, the U.S. economy, and its corporations remain a relative island of stability. While growth has been disappointing in Europe, Japan, China and most emerging markets, the U.S. economic expansion continues – supported by steady improvement in the labor market, solid housing and auto sales, rising consumer confidence and record high levels of corporate profitability and cash flow. Within the overall market; however, sector performance was quite diverse. Growth stock styles generally performed better than value styles, and by a wide margin. This marks a change from the recent past. For the year ended June 30, 2015, the Fund outperformed the Russell 1000 Growth Index, before the effects of sales charges and ranked favorably in its competitive universe in what proved to be a very challenging year for active managers.

Our philosophy and investment process has remained steadfast and consistent over time – focusing on structurally advantaged companies that we believe can generate superior levels of profitability and growth over the long term. One primary area of emphasis for the Fund over the past fiscal year was the health care sector, where an overweighting and strong stock selection, were key drivers to performance. Notable standouts during the period included Celgene, Shire Pharmaceuticals, Biogen and Gilead Sciences. Within the technology sector, key holdings such as NXP Semiconductor, MasterCard and Facebook also aided performance.

While the Fund's underweighting in the weak performing energy sector also proved beneficial to performance, this was offset by some industrials holdings that underperformed because a portion of their business is tied to this sector [Flowserve, Pentair and Precision Castparts (no longer a Fund holding) and Canadian Pacific Railroad]. Also detracting from performance was the Fund's overweighting and unfavorable stock selection in the consumer discretionary sector. In particular, performance was hurt by Fund holdings in Las Vegas Sands, which was negatively impacted by a meaningful slowdown in the Macau gaming market; and by CBS Corp., which suffered from a weak advertising market.

Portfolio repositioning during the year focused on reducing the Fund's energy, industrials and select consumer discretionary holdings amid weakening end markets and unfavorable currency headwinds, with the bulk of the proceeds being reinvested in the health care and technology sectors.

Outlook

Looking to the rest of 2015, we believe the current investment environment can be aptly described by the theme of "divergence" – where divergent global monetary policies, economic growth prospects, interest rate curves and currency values all add complexity to the analytical process. As a case in point, the U.S. dollar index jumped more than 10% over the past year, the largest increase in quite some time. We think this will create significant earnings headwinds for many multinational companies as the year progresses. When currency value changes are combined with a weakening earnings contribution from the energy sector due to the collapse in oil prices, we believe that earnings for the overall market will struggle to show much, if any, growth this year. This type of period is usually called a profit recession where gross domestic product growth is moderate, but profit growth falls or is close to zero. Nevertheless, we still see pockets of strength in certain areas of the economy. If energy profit pools are removed, then profits should actually grow moderately. We expect more profit and cash flow dispersion in the profit outlook across industries/sectors than we have seen in quite some time. The good news is that we believe this is supportive of a more favorable environment for active management than we have experienced in recent years. We believe it should also be beneficial for the large-cap growth asset class as current valuation levels for many secular growth companies do not appear to reflect the outsized sales and profit growth we expect them to generate compared to the broad market.

The current portfolio strategy remains focused on identifying true secular growth companies that have the ability to drive solid top- and bottom-line growth without the help of strong economic tailwinds. In the current muted global economic environment, sales and profit growth is likely to become much more challenging. Consequently, we believe there is a real opportunity for unit driven, sustainable growth companies to be revalued higher. We are currently finding the most attractive investment opportunities in the health care, consumer discretionary and technology sectors. Examples of some specific areas of emphasis include biotechnology companies that we believe will benefit from new product launches or dominant positions in fast-growing therapeutic markets, technology companies riding the secular trend toward electronic and mobile payments, social network and media companies positioned to benefit as advertising spending moves away from "old world" media companies, and consumer-oriented companies benefiting from changing consumer spending patterns and driving differentiated customer experiences.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Vanguard Fund's performance.

Vanguard Fund

Asset Allocation

Stocks	97.8%
Information Technology	31.9%
Consumer Discretionary	26.3%
Health Care	24.9%
Industrials	6.5%
Consumer Staples	2.6%
Telecommunication Services	1.9%
Financials	1.5%
Materials	1.1%
Energy	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.2%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	181/699	26
3 Year	256/630	41
5 Year	253/543	47
10 Year	159/396	41

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Celgene Corp.	Health Care	Biotechnology
Biogen, Inc.	Health Care	Biotechnology
Gilead Sciences, Inc.	Health Care	Biotechnology
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Allergen plc	Health Care	Pharmaceuticals
Facebook, Inc., Class A	Information Technology	Internet Software & Services
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Vanguard Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Vanguard Fund, Class A Shares(1) $21,378
Russell 1000 Growth Index $23,901
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class Y
1-year period ended 6-30-15	6.09%	7.25%	11.40%	12.76%
5-year period ended 6-30-15	16.00%	15.84%	16.17%	17.76%
10-year period ended 6-30-15	7.89%	7.51%	7.39%	8.89%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Vanguard Fund *(in thousands)* JUNE 30, 2015

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.1%		
Limited Brands, Inc.	198	$ 17,000
Apparel, Accessories & Luxury Goods – 1.0%		
Under Armour, Inc., Class A (A)	183	15,278
Automotive Retail – 2.1%		
AutoZone, Inc. (A)	12	8,003
O'Reilly Automotive, Inc. (A)	110	24,767
		32,770
Broadcasting – 0.7%		
CBS Corp., Class B	181	10,029
Cable & Satellite – 1.9%		
Comcast Corp., Class A	497	29,871
Casinos & Gaming – 0.5%		
Las Vegas Sands, Inc.	143	7,491
Consumer Electronics – 1.7%		
Harman International Industries, Inc.	214	25,477
Footwear – 1.6%		
NIKE, Inc., Class B	221	23,905
Home Improvement Retail – 3.7%		
Home Depot, Inc. (The)	514	57,076
Hotels, Resorts & Cruise Lines – 2.3%		
Hilton Worldwide Holdings, Inc. (A)	1,292	35,592
Internet Retail – 3.6%		
Amazon.com, Inc. (A)	97	41,890
priceline.com, Inc. (A)	12	13,356
		55,246
Leisure Products – 0.7%		
Polaris Industries, Inc.	77	11,390
Movies & Entertainment – 1.6%		
Walt Disney Co. (The)	210	24,004
Restaurants – 1.8%		
Starbucks Corp.	507	27,204
Specialty Stores – 2.0%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	202	31,245
Total Consumer Discretionary – 26.3%		**403,578**
Consumer Staples		
Brewers – 2.1%		
Anheuser-Busch InBev S.A. ADR	276	33,305
Personal Products – 0.5%		
Estee Lauder Co., Inc. (The), Class A	85	$ 7,401
Total Consumer Staples – 2.6%		**40,706**
Energy		
Oil & Gas Exploration & Production – 1.1%		
EOG Resources, Inc.	187	16,390
Total Energy – 1.1%		**16,390**
Financials		
Investment Banking & Brokerage – 1.5%		
Charles Schwab Corp. (The)	711	23,214
Total Financials – 1.5%		**23,214**
Health Care		
Biotechnology – 14.0%		
Alexion Pharmaceuticals, Inc. (A)	41	7,321
Biogen, Inc. (A)	164	66,206
Celgene Corp. (A)	584	67,578
Gilead Sciences, Inc.	505	59,172
Vertex Pharmaceuticals, Inc. (A)	122	15,089
		215,366
Health Care Facilities – 2.7%		
HCA Holdings, Inc. (A)	461	41,777
Pharmaceuticals – 8.2%		
Allergen plc (A)	182	55,301
Bristol-Myers Squibb Co.	671	44,648
Shire Pharmaceuticals Group plc ADR	107	25,791
		125,740
Total Health Care – 24.9%		**382,883**
Industrials		
Aerospace & Defense – 1.6%		
Boeing Co. (The)	173	23,985
Railroads – 4.9%		
Canadian Pacific Railway Ltd.	241	38,535
Union Pacific Corp.	394	37,547
		76,082
Total Industrials – 6.5%		**100,067**
Information Technology		
Application Software – 1.8%		
Adobe Systems, Inc. (A)	346	28,013
Data Processing & Outsourced Services – 11.0%		
Alliance Data Systems Corp. (A)	52	$ 15,210
FleetCor Technologies, Inc. (A)	168	26,203
MasterCard, Inc., Class A	757	70,736
Visa, Inc., Class A	845	56,755
		168,904
Internet Software & Services – 7.0%		
Facebook, Inc., Class A (A)	535	45,893
Google, Inc., Class A (A)	37	19,765
Google, Inc., Class C (A)	50	26,201
LinkedIn Corp., Class A (A)	75	15,518
		107,377
IT Consulting & Other Services – 2.5%		
Cognizant Technology Solutions Corp., Class A (A)	621	37,943
Semiconductor Equipment – 2.1%		
Applied Materials, Inc.	466	8,949
Lam Research Corp.	281	22,835
		31,784
Semiconductors – 2.1%		
NXP Semiconductors N.V. (A)	334	32,819
Technology Hardware, Storage & Peripherals – 5.4%		
Apple, Inc.	659	82,639
Total Information Technology – 31.9%		**489,479**
Materials		
Diversified Chemicals – 1.1%		
PPG Industries, Inc.	145	16,680
Total Materials – 1.1%		**16,680**
Telecommunication Services		
Wireless Telecommunication Service – 1.9%		
American Tower Corp., Class A	195	18,182
SBA Communications Corp. (A)	89	10,244
		28,426
Total Telecommunication Services – 1.9%		**28,426**
TOTAL COMMON STOCKS – 97.8%		**$1,501,423**
(Cost: $955,854)		

Vanguard Fund *(in thousands)* JUNE 30, 2015

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.9%		
Siemens Capital Co. LLC (GTD by Siemens AG), 0.110%, 7–29–15	$ 5,000	$ 4,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.150%, 7–20–15	10,000	9,999
Wisconsin Electric Power Co., 0.150%, 7–1–15	6,919	6,919
Wisconsin Gas LLC, 0.120%, 7–9–15	8,000	8,000
		29,917
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.140%, 7–1–15 (C)	2,892	2,892
Municipal Obligations – 0.2%		
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.070%, 7–7–15 (C)	$2,500	$ 2,500
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 35,309**
(Cost: $35,310)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$1,536,732**
(Cost: $991,164)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		**(1,235)**
NET ASSETS – 100.0%		**$1,535,497**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2015.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2015. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2015. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,501,423	$ —	$ —
Short-Term Securities	—	35,309	—
Total	$ 1,501,423	$ 35,309	$ —

During the period ended June 30, 2015, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund[2]
ASSETS							
Investments in unaffiliated securities at value+	$1,442,879	$3,019,721	$1,524,819	$4,461,290	$638,877	$271,565	$644,674
Investments in affiliated securities at value+	—	74,983	—	—	—	—	—
Bullion at value+	—	96,587	—	—	—	—	—
Investments at Value	1,442,879	3,191,291	1,524,819	4,461,290	638,877	271,565	644,674
Cash	20	2,079	1	1	2	1	1
Cash denominated in foreign currencies at value+	—	2	—	—	—	—	2
Investment securities sold receivable	36,368	—	—	38,006	7,865	—	17,091
Dividends and interest receivable	1,251	9,418	4,298	4,694	1,143	104	1,152
Capital shares sold receivable	1,430	2,115	1,837	3,012	660	343	690
Unrealized appreciation on forward foreign currency contracts	—	1,065	—	—	—	—	—
Prepaid and other assets	65	63	71	106	36	34	55
Total Assets	1,482,013	3,206,033	1,531,026	4,507,109	648,583	272,047	663,665
LIABILITIES							
Investment securities purchased payable	15,995	15,399	—	53,437	—	—	12,300
Capital shares redeemed payable	3,170	3,968	2,111	6,572	783	298	909
Independent Trustees and Chief Compliance Officer fees payable	466	409	264	1,172	86	23	202
Distribution and service fees payable	10	23	11	30	5	2	4
Shareholder servicing payable	200	608	261	645	148	100	147
Investment management fee payable	26	56	28	74	12	6	15
Accounting services fee payable	22	22	22	22	14	8	14
Unrealized depreciation on forward foreign currency contracts	—	1,416	—	—	—	—	—
Variation margin payable	—	1,111	—	—	—	—	—
Written options at value+	314	14,181	—	—	—	—	—
Other liabilities	16	63	16	46	9	5	13
Total Liabilities	20,219	37,256	2,713	61,998	1,057	442	13,604
Total Net Assets	$1,461,794	$3,168,777	$1,528,313	$4,445,111	$647,526	$271,605	$650,061
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,030,370	$2,966,616	$1,230,719	$3,209,020	$450,621	$232,821	$532,507
Undistributed (distributions in excess of) net investment income	4,493	22,245	4,510	6,732	3,370	(277)	(202)
Accumulated net realized gain (loss)	127,034	(6,648)	80,370	399,431	59,850	(7,023)	34,328
Net unrealized appreciation	299,897	186,564	212,714	829,928	133,685	46,084	83,428
Total Net Assets	$1,461,794	$3,168,777	$1,528,313	$4,445,111	$647,526	$271,605	$650,061
CAPITAL SHARES OUTSTANDING:							
Class A	129,170	340,439	143,823	604,803	37,094	18,727	46,289
Class B	454	3,500	450	1,916	230	101	106
Class C	604	6,042	1,556	3,600	492	214	159
Class Y	485	7,164	527	13,733	299	194	6,124
NET ASSET VALUE PER SHARE:							
Class A	$11.19	$8.88	$10.44	$7.13	$16.99	$14.13	$12.34
Class B	$9.75	$8.52	$10.30	$6.08	$16.56	$12.71	$11.13
Class C	$9.93	$8.57	$10.38	$6.21	$16.70	$13.12	$11.62
Class Y	$11.26	$8.94	$10.45	$7.17	$17.00	$14.76	$12.37
+COST							
Investments in unaffiliated securities at cost	$1,143,124	$2,800,817	$1,312,105	$3,631,362	$505,192	$225,481	$561,167
Investments in affiliated securities at cost	—	94,324	—	—	—	—	—
Bullion at cost	—	100,571	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	2	—	—	—	—	2
Written options premiums received at cost	469	7,086	—	—	—	—	—

(1) Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

(2) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at value+	$1,932,235	$3,521,658	$901,599	$361,093	$928,946	$1,536,732
Investments in affiliated securities at value+	—	297,521	—	—	—	—
Investments at Value	1,932,235	3,819,179	901,599	361,093	928,946	1,536,732
Cash	134	—*	1	2	1	1
Investment securities sold receivable	1,271	1,387	1,907	4,045	900	—
Dividends and interest receivable	996	1,312	232	181	1,374	411
Capital shares sold receivable	1,350	2,238	642	324	881	962
Unrealized appreciation on swap agreements	—	—	409	—	—	—
Prepaid and other assets	56	63	23	30	32	65
Total Assets	1,936,042	3,824,179	904,813	365,675	932,134	1,538,171
LIABILITIES						
Investment securities purchased payable	5,940	2,450	3,719	—	13,497	—
Capital shares redeemed payable	2,876	4,696	1,306	291	1,736	1,914
Independent Trustees and Chief Compliance Officer fees payable	321	609	187	25	112	418
Distribution and service fees payable	13	26	6	2	6	10
Shareholder servicing payable	414	644	237	38	210	259
Investment management fee payable	44	84	21	7	17	28
Accounting services fee payable	22	22	19	10	19	22
Written options at value+	3,013	2,201	—	—	998	—
Other liabilities	21	50	12	5	12	23
Total Liabilities	12,664	10,782	5,507	378	16,607	2,674
Total Net Assets	$1,923,378	$3,813,397	$899,306	$365,297	$915,527	$1,535,497
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,367,240	$2,079,971	$545,407	$226,497	$689,625	$ 892,682
Undistributed (distributions in excess of) net investment income	(1,739)	(12,144)	(837)	(12)	3,217	(417)
Accumulated net realized gain	131,726	247,808	77,922	25,694	72,172	97,664
Net unrealized appreciation	426,151	1,497,762	276,814	113,118	150,513	545,568
Total Net Assets	$1,923,378	$3,813,397	$899,306	$365,297	$915,527	$1,535,497
CAPITAL SHARES OUTSTANDING:						
Class A	161,463	231,675	48,511	19,326	54,546	136,723
Class B	894	1,587	478	29	192	619
Class C	1,289	1,813	622	319	383	755
Class Y	7,140	7,787	1,204	N/A	1,006	8,321
NET ASSET VALUE PER SHARE:						
Class A	$11.25	$15.70	$17.73	$18.61	$16.32	$10.48
Class B	$8.15	$11.42	$13.78	$16.06	$15.31	$7.90
Class C	$8.47	$11.60	$14.59	$16.06	$15.57	$8.09
Class Y	$12.46	$17.48	$19.71	N/A	$16.40	$11.09
+COST						
Investments in unaffiliated securities at cost	$1,504,639	$2,068,631	$625,189	$247,975	$778,370	$ 991,164
Investments in affiliated securities at cost	—	255,320	—	—	—	—
Written options premiums received at cost	1,568	4,739	—	—	935	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund[2]
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 19,359	$ 49,594	$ 17,593	$ 59,276	$ 15,970	$ 3,330	$ 11,053
Foreign dividend withholding tax	(243)	(1,292)	(148)	(1,125)	(178)	(88)	(972)
Interest and amortization from unaffiliated securities	75	11,489	11,594	142	71	21	48
Foreign interest withholding tax	—	—*	—	—	—	—	—*
Payment in-kind bond security income	—	5,176	—	—	—	—	—
Total Investment Income	19,191	64,967	29,039	58,293	15,863	3,263	10,129
EXPENSES							
Investment management fee	9,516	21,737	9,868	27,648	4,812	2,361	5,283
Distribution and service fees:							
Class A	3,430	8,104	3,537	10,874	1,673	675	1,386
Class B	48	372	50	135	48	16	15
Class C	56	592	158	222	90	31	19
Shareholder servicing:							
Class A	1,859	5,825	2,490	6,089	1,504	973	1,337
Class B	27	161	25	72	27	14	14
Class C	19	161	41	74	28	15	10
Class Y	7	104	9	145	7	5	96
Registration fees	77	148	115	154	76	77	75
Custodian fees	29	175	24	54	17	11	61
Independent Trustees and Chief Compliance Officer fees	96	184	84	296	38	14	43
Accounting services fee	260	260	260	260	172	96	166
Professional fees	54	225	54	137	35	25	38
Other	63	296	69	195	47	35	85
Total Expenses	15,541	38,344	16,784	46,355	8,574	4,348	8,628
Less:							
Expenses in excess of limit	(658)	(100)	(200)	(644)	—	—	(186)
Total Net Expenses	14,883	38,244	16,584	45,711	8,574	4,348	8,442
Net Investment Income (Loss)	4,308	26,723	12,455	12,582	7,289	(1,085)	1,687
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	161,086	(41,480)	130,954	607,759	97,074	(871)	36,779
Futures contracts	—	(1,097)	—	—	—	—	—
Written options	5,219	12,250	—	—	174	—	—
Swap agreements	—	(18,685)	—	—	—	—	—
Forward foreign currency contracts	—	14,258	—	—	—	—	9,487
Foreign currency exchange transactions	(20)	(431)	—	(26)	—	(15)	(110)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(6,305)	(116,060)	(91,413)	(448,101)	(95,615)	(78,969)	(52,319)
Investments in affiliated securities	—	(19,342)	—	—	—	—	—
Futures contracts	—	(1,477)	—	—	—	—	—
Written options	(4,677)	(7,410)	—	—	—	—	—
Swap agreements	—	(4,997)	—	—	—	—	—
Forward foreign currency contracts	—	319	—	—	—	—	118
Foreign currency exchange transactions	(16)	(172)	—	5	—	2	(108)
Net Realized and Unrealized Gain (Loss)	155,287	(184,324)	39,541	159,637	1,633	(79,853)	(6,153)
Net Increase (Decrease) in Net Assets Resulting from Operations	$159,595	$(157,601)	$ 51,996	$ 172,219	$ 8,922	$(80,938)	$ (4,466)

* Not shown due to rounding.

(1) Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

(2) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 15,223	$ 22,696	$ 5,738	$ 3,654	$ 16,251	$ 13,139
Foreign dividend withholding tax	(57)	(993)	—	(42)	(165)	(193)
Interest and amortization from unaffiliated securities	56	185	64	26	103	42
Total Investment Income	15,222	21,888	5,802	3,638	16,189	12,988
EXPENSES						
Investment management fee	15,915	30,889	7,414	2,189	6,513	10,149
Distribution and service fees:						
Class A	4,466	9,063	2,086	829	2,263	3,458
Class B	82	202	74	6	37	54
Class C	112	207	90	47	66	60
Shareholder servicing:						
Class A	3,975	5,661	2,294	349	2,036	2,378
Class B	49	93	47	2	23	31
Class C	43	74	32	9	23	22
Class Y	132	204	33	N/A	22	136
Registration fees	107	135	87	58	100	85
Custodian fees	32	151	23	14	20	27
Independent Trustees and Chief Compliance Officer fees	109	218	52	17	51	97
Accounting services fee	260	260	218	106	224	260
Professional fees	66	120	43	22	46	57
Other	103	181	65	24	63	75
Total Expenses	25,451	47,458	12,558	3,672	11,487	16,889
Less:						
Expenses in excess of limit	(200)	(200)	(174)	(46)	(93)	(300)
Total Net Expenses	25,251	47,258	12,384	3,626	11,394	16,589
Net Investment Income (Loss)	(10,029)	(25,370)	(6,582)	12	4,795	(3,601)
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	154,757	250,919	86,403	40,695	94,246	157,938
Investments in affiliated securities	—	92,095	—	—	—	—
Written options	2,321	3,444	—	—	2,017	—
Swap agreements	—	—	8,384	—	—	—
Foreign currency exchange transactions	(10)	(219)	3	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(8,153)	(170,028)	(22,451)	736	(66,971)	17,460
Investments in affiliated securities	—	(68,960)	—	—	—	—
Written options	(1,568)	2,538	—	—	(103)	—
Swap agreements	—	—	409	—	—	—
Foreign currency exchange transactions	—	(8)	—*	—	—	—
Net Realized and Unrealized Gain	147,347	109,781	72,748	41,431	29,189	175,398
Net Increase in Net Assets Resulting from Operations	$137,318	$ 84,411	$ 66,166	$41,443	$ 33,984	$171,797

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund Year ended 6-30-15	Accumulative Fund Year ended 6-30-14	Asset Strategy Fund[1] Year ended 6-30-15	Asset Strategy Fund[1] Year ended 6-30-14	Continental Income Fund Year ended 6-30-15	Continental Income Fund Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,308	$ 2,216	$ 26,723	$ 28,197	$ 12,455	$ 8,286
Net realized gain (loss) on investments	166,285	240,367	(35,185)	860,118	130,954	43,915
Net change in unrealized appreciation (depreciation)	(10,998)	66,268	(149,139)	(282,250)	(91,413)	142,739
Net Increase (Decrease) in Net Assets Resulting from Operations	**159,595**	**308,851**	**(157,601)**	**606,065**	**51,996**	**194,940**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,322)	(3,058)	(22,828)	(13,675)	(9,088)	(7,833)
Class B	—	—	(6)	—	—	—
Class C	—	—	(102)	—	—	—
Class Y	(17)	(19)	(591)	(495)	(55)	(62)
Net realized gains:						
Class A	(199,869)	(562)	(629,529)	(140,403)	(53,696)	(50,969)
Class B	(749)	(3)	(7,664)	(2,328)	(197)	(274)
Class C	(856)	(3)	(11,914)	(3,124)	(605)	(644)
Class Y	(660)	(2)	(13,297)	(3,058)	(224)	(291)
Total Distributions to Shareholders	**(204,473)**	**(3,647)**	**(685,931)**	**(163,083)**	**(63,865)**	**(60,073)**
Capital Share Transactions	**162,213**	**(100,190)**	**358,328**	**100,228**	**210,320**	**332,660**
Net Increase (Decrease) in Net Assets	117,335	205,014	(485,204)	543,210	198,451	467,527
Net Assets, Beginning of Period	1,344,459	1,139,445	3,653,981	3,110,771	1,329,862	862,335
Net Assets, End of Period	**$1,461,794**	**$1,344,459**	**$3,168,777**	**$3,653,981**	**$1,528,313**	**$1,329,862**
Undistributed net investment income	$ 4,493	$ 1,977	$ 22,245	$ 29,450	$ 4,510	$ 1,091

(1) Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 12,582	$ 15,411	$ 7,289	$ 7,225	$ (1,085)	$ (1,403)
Net realized gain (loss) on investments	607,733	486,520	97,248	127,555	(886)	31,584
Net change in unrealized appreciation (depreciation)	(448,096)	451,958	(95,615)	18,136	(78,967)	50,723
Net Increase (Decrease) in Net Assets Resulting from Operations	172,219	953,889	8,922	152,916	(80,938)	80,904
Distributions to Shareholders From:						
Net investment income:						
Class A	(11,596)	(14,950)	(7,181)	(6,233)	—	—
Class B	—	—	(5)	(8)	—	—
Class C	—	—	(22)	(22)	—	—
Class Y	(491)	(558)	(71)	(22)	—	—
Net realized gains:						
Class A	(467,440)	(514,572)	(99,941)	(36,784)	—	—
Class B	(1,606)	(2,338)	(755)	(364)	—	—
Class C	(2,495)	(2,926)	(1,335)	(532)	—	—
Class Y	(10,665)	(11,681)	(760)	(95)	—	—
Total Distributions to Shareholders	(494,293)	(547,025)	(110,070)	(44,060)	—	—
Capital Share Transactions	347,434	544,228	33,361	(97,063)	43,077	12,348
Net Increase (Decrease) in Net Assets	25,360	951,092	(67,787)	11,793	(37,861)	93,252
Net Assets, Beginning of Period	4,419,751	3,468,659	715,313	703,520	309,466	216,214
Net Assets, End of Period	$4,445,111	$4,419,751	$ 647,526	$715,313	$271,605	$309,466
Undistributed (distributions in excess of) net investment income	$ 6,732	$ 6,260	$ 3,370	$ 3,324	$ (277)	$ (398)

See Accompanying Notes to Financial Statements.

(In thousands)	Global Growth Fund[1]		New Concepts Fund		Science and Technology Fund	
	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,687	$ 3,962	$ (10,029)	$ (11,825)	$ (25,370)	$ (20,771)
Net realized gain on investments	46,156	54,847	157,068	317,516	346,239	282,355
Net change in unrealized appreciation (depreciation)	(52,309)	69,878	(9,721)	42,788	(236,458)	772,763
Net Increase (Decrease) in Net Assets Resulting from Operations	**(4,466)**	**128,687**	**137,318**	**348,479**	**84,411**	**1,034,347**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,224)	(7,814)	—	—	—	—
Class B	—	—*	—	—	—	—
Class C	—	(6)	—	—	—	—
Class Y	(366)	(1,152)	—	—	—	—
Net realized gains:						
Class A	(19,159)	—	(232,808)	(161,258)	(316,453)	(279,924)
Class B	(57)	—	(1,374)	(1,290)	(2,374)	(2,680)
Class C	(68)	—	(1,789)	(1,440)	(2,308)	(2,193)
Class Y	(2,116)	—	(10,912)	(7,690)	(10,753)	(9,648)
Total Distributions to Shareholders	**(23,990)**	**(8,972)**	**(246,883)**	**(171,678)**	**(331,888)**	**(294,445)**
Capital Share Transactions	**43,430**	**(7,790)**	**165,395**	**112,582**	**143,452**	**276,449**
Net Increase (Decrease) in Net Assets	14,974	111,925	55,830	289,383	(104,025)	1,016,351
Net Assets, Beginning of Period	635,087	523,162	1,867,548	1,578,165	3,917,422	2,901,071
Net Assets, End of Period	**$650,061**	**$635,087**	**$1,923,378**	**$1,867,548**	**$3,813,397**	**$3,917,422**
Distributions in excess of net investment income	$ (202)	$ (1,889)	$ (1,739)	$ (8,344)	$ (12,144)	$ (10,227)

* Not shown due to rounding.

(1) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Fund		Tax-Managed Equity Fund	
	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (6,582)	$ (9,250)	$ 12	$ 126
Net realized gain on investments	94,790	127,137	40,695	17,650
Net change in unrealized appreciation (depreciation)	(22,042)	58,923	736	56,090
Net Increase in Net Assets Resulting from Operations	66,166	176,810	41,443	73,866
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(63)	(66)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Net realized gains:				
Class A	(67,753)	(112,070)	(22,173)	(23,154)
Class B	(762)	(1,668)	(46)	(65)
Class C	(860)	(1,706)	(352)	(353)
Class Y	(1,743)	(2,296)	N/A	N/A
Total Distributions to Shareholders	(71,118)	(117,740)	(22,634)	(23,638)
Capital Share Transactions	(3,772)	53,127	36,235	22,863
Net Increase (Decrease) in Net Assets	(8,724)	112,197	55,044	73,091
Net Assets, Beginning of Period	908,030	795,833	310,253	237,162
Net Assets, End of Period	$899,306	$ 908,030	$365,297	$310,253
Undistributed (distributions in excess of) net investment income	$ (837)	$ (2,999)	$ (12)	$ 39

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands)	Value Fund		Vanguard Fund	
	Year ended 6-30-15	Year ended 6-30-14	Year ended 6-30-15	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 4,795	$ 3,104	$ (3,601)	$ 343
Net realized gain on investments	96,263	90,089	157,938	190,272
Net change in unrealized appreciation (depreciation)	(67,074)	60,617	17,460	176,479
Net Increase in Net Assets Resulting from Operations	33,984	153,810	171,797	367,094
Distributions to Shareholders From:				
Net investment income:				
Class A	(2,614)	(1,925)	(12)	(119)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	(97)	(58)	(132)	(118)
Net realized gains:				
Class A	(86,378)	(38,392)	(139,889)	(206,550)
Class B	(352)	(247)	(699)	(1,299)
Class C	(630)	(339)	(740)	(1,162)
Class Y	(1,528)	(491)	(8,914)	(12,031)
Total Distributions to Shareholders	(91,599)	(41,452)	(150,386)	(221,279)
Capital Share Transactions	84,148	110,457	51,728	(49,035)
Net Increase in Net Assets	26,533	222,815	73,139	96,780
Net Assets, Beginning of Period	888,994	666,179	1,462,358	1,365,578
Net Assets, End of Period	$915,527	$888,994	$1,535,497	$1,462,358
Undistributed (distributions in excess of) net investment income	$ 3,217	$ 9,766	$ (417)	$ (613)

See Accompanying Notes to Financial Statements.

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$11.74	$ 0.04	$ 1.24	$ 1.28	$(0.02)	$(1.81)	$(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Year ended 6-30-2012	7.90	(0.01)	(0.02)	(0.03)	—*	—	—*
Year ended 6-30-2011	5.93	0.00	1.98	1.98	(0.01)	—	(0.01)
Class B Shares[4]							
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Year ended 6-30-2012	7.22	(0.10)	(0.02)	(0.12)	—	—	—
Year ended 6-30-2011	5.47	(0.08)	1.83	1.75	—	—	—
Class C Shares							
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Year ended 6-30-2012	7.29	(0.08)	(0.02)	(0.10)	—	—	—
Year ended 6-30-2011	5.52	(0.07)	1.84	1.77	—	—	—
Class Y Shares							
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)
Year ended 6-30-2012	7.92	0.02	(0.03)	(0.01)	(0.01)	—	(0.01)
Year ended 6-30-2011	5.94	0.03	1.98	2.01	(0.03)	—	(0.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$11.19	12.19%	$1,447	1.06%	0.32%	1.11%	0.27%	113%
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Year ended 6-30-2012	7.87	-0.35	1,080	1.17	-0.09	1.22	-0.14	58
Year ended 6-30-2011	7.90	33.44	1,246	1.16	0.05	1.21	0.00	42
Class B Shares[4]								
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Year ended 6-30-2012	7.10	-1.66	8	2.46	-1.38	2.49	-1.41	58
Year ended 6-30-2011	7.22	31.99	15	2.34	-1.14	2.37	-1.17	42
Class C Shares								
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Year ended 6-30-2012	7.19	-1.37	5	2.22	-1.13	2.26	-1.17	58
Year ended 6-30-2011	7.29	32.07	7	2.20	-0.99	2.23	-1.02	42
Class Y Shares								
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87
Year ended 6-30-2012	7.90	-0.05	4	0.86	0.22	0.90	0.18	58
Year ended 6-30-2011	7.92	33.91	5	0.86	0.35	0.89	0.32	42

See Accompanying Notes to Financial Statements

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$11.66	$ 0.08	$(0.58)	$(0.50)	$(0.08)	$(2.20)	$(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Year ended 6-30-2012	9.98	0.10	(1.02)	(0.92)	(0.10)	—	(0.10)
Year ended 6-30-2011	7.98	0.07	2.02	2.09	(0.09)	—	(0.09)
Class B Shares[4]							
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Year ended 6-30-2012	9.71	0.00	(0.97)	(0.97)	(0.02)	—	(0.02)
Year ended 6-30-2011	7.77	(0.01)	1.97	1.96	(0.02)	—	(0.02)
Class C Shares							
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Year ended 6-30-2012	9.74	0.02	(0.98)	(0.96)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.79	0.00	1.97	1.97	(0.02)	—	(0.02)
Class Y Shares							
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)
Year ended 6-30-2012	10.03	0.12	(1.01)	(0.89)	(0.13)	—	(0.13)
Year ended 6-30-2011	8.00	0.10	2.03	2.13	(0.10)	—	(0.10)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$ 8.88	-4.46%	$3,023	1.10%	0.80%	1.10%	0.80%	69%
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Year ended 6-30-2012	8.96	-9.16	2,665	1.17	1.06	1.17	1.06	53
Year ended 6-30-2011	9.98	26.27	3,162	1.14	0.77	1.14	0.77	72
Class B Shares[4]								
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Year ended 6-30-2012	8.72	-9.98	59	2.13	0.04	2.13	0.04	53
Year ended 6-30-2011	9.71	25.22	90	2.05	-0.13	2.05	-0.13	72
Class C Shares								
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Year ended 6-30-2012	8.75	-9.86	67	1.99	0.21	1.99	0.21	53
Year ended 6-30-2011	9.74	25.36	90	1.95	-0.04	1.95	-0.04	72
Class Y Shares								
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.10	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50
Year ended 6-30-2012	9.01	-8.82	54	0.85	1.28	0.85	1.28	53
Year ended 6-30-2011	10.03	26.77	71	0.84	1.08	0.84	1.08	72

See Accompanying Notes to Financial Statements

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$10.55	$ 0.09	$0.28	$0.37	$(0.07)	$(0.41)	$(0.48)
Year ended 6-30-2014	9.33	0.08	1.69	1.77	(0.07)	(0.48)	(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Year ended 6-30-2012	8.70	0.10	0.18	0.28	(0.11)	(0.17)	(0.28)
Year ended 6-30-2011	7.23	0.10	1.86	1.96	(0.10)	(0.39)	(0.49)
Class B Shares[4]							
Year ended 6-30-2015	10.46	(0.02)	0.27	0.25	—	(0.41)	(0.41)
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Year ended 6-30-2012	8.68	0.01	0.17	0.18	(0.02)	(0.17)	(0.19)
Year ended 6-30-2011	7.22	0.02	1.85	1.87	(0.02)	(0.39)	(0.41)
Class C Shares							
Year ended 6-30-2015	10.51	0.00	0.28	0.28	—	(0.41)	(0.41)
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Year ended 6-30-2012	8.69	0.02	0.17	0.19	(0.03)	(0.17)	(0.20)
Year ended 6-30-2011	7.23	0.03	1.85	1.88	(0.03)	(0.39)	(0.42)
Class Y Shares							
Year ended 6-30-2015	10.56	0.12	0.28	0.40	(0.10)	(0.41)	(0.51)
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)
Year ended 6-30-2012	8.70	0.13	0.17	0.30	(0.13)	(0.17)	(0.30)
Year ended 6-30-2011	7.23	0.13	1.86	1.99	(0.13)	(0.39)	(0.52)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$10.44	3.62%	$1,502	1.14%	0.87%	1.15%	0.86%	38%
Year ended 6-30-2014	10.55	19.49	1,302	1.16	0.75	1.18	0.73	34
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Year ended 6-30-2012	8.70	3.42	636	1.20	1.18	1.22	1.16	37
Year ended 6-30-2011	8.70	27.65	654	1.21	1.27	1.23	1.25	32
Class B Shares[4]								
Year ended 6-30-2015	10.30	2.49	5	2.21	-0.21	2.22	-0.22	38
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Year ended 6-30-2012	8.67	2.21	6	2.32	0.06	2.34	0.04	37
Year ended 6-30-2011	8.68	26.25	9	2.27	0.21	2.29	0.19	32
Class C Shares								
Year ended 6-30-2015	10.38	2.77	16	1.98	0.03	1.99	0.02	38
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Year ended 6-30-2012	8.68	2.38	7	2.11	0.28	2.13	0.26	37
Year ended 6-30-2011	8.69	26.37	7	2.14	0.35	2.16	0.33	32
Class Y Shares								
Year ended 6-30-2015	10.45	3.91	5	0.86	1.13	0.87	1.12	38
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49
Year ended 6-30-2012	8.70	3.74	4	0.89	1.57	0.91	1.55	37
Year ended 6-30-2011	8.70	28.05	6	0.90	1.59	0.92	1.57	32

See Accompanying Notes to Financial Statements

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$7.72	$ 0.02	$0.26	$0.28	$(0.02)	$(0.85)	$(0.87)
Year ended 6-30-2014	7.02	0.03	1.77	1.80	(0.03)	(1.07)	(1.10)
Year ended 6-30-2013	6.30	0.04	1.12	1.16	(0.03)	(0.41)	(0.44)
Year ended 6-30-2012	6.49	0.02	0.11	0.13	(0.02)	(0.30)	(0.32)
Year ended 6-30-2011	4.70	0.02	1.78	1.80	(0.01)	—	(0.01)
Class B Shares[4]							
Year ended 6-30-2015	6.71	(0.06)	0.22	0.16	—	(0.79)	(0.79)
Year ended 6-30-2014	6.23	(0.05)	1.55	1.50	—	(1.02)	(1.02)
Year ended 6-30-2013	5.66	(0.04)	1.01	0.97	—	(0.40)	(0.40)
Year ended 6-30-2012	5.92	(0.05)	0.09	0.04	—	(0.30)	(0.30)
Year ended 6-30-2011	4.33	(0.04)	1.63	1.59	—	—	—
Class C Shares							
Year ended 6-30-2015	6.83	(0.04)	0.22	0.18	—	(0.80)	(0.80)
Year ended 6-30-2014	6.33	(0.04)	1.58	1.54	—	(1.04)	(1.04)
Year ended 6-30-2013	5.74	(0.03)	1.02	0.99	—	(0.40)	(0.40)
Year ended 6-30-2012	5.98	(0.04)	0.10	0.06	—	(0.30)	(0.30)
Year ended 6-30-2011	4.37	(0.03)	1.64	1.61	—	—	—
Class Y Shares							
Year ended 6-30-2015	7.76	0.04	0.26	0.30	(0.04)	(0.85)	(0.89)
Year ended 6-30-2014	7.05	0.05	1.78	1.83	(0.05)	(1.07)	(1.12)
Year ended 6-30-2013	6.32	0.06	1.13	1.19	(0.05)	(0.41)	(0.46)
Year ended 6-30-2012	6.51	0.04	0.10	0.14	(0.03)	(0.30)	(0.33)
Year ended 6-30-2011	4.71	0.04	1.79	1.83	(0.03)	—	(0.03)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$7.13	3.89%	$4,313	1.02%	0.28%	1.03%	0.27%	64%
Year ended 6-30-2014	7.72	27.42	4,296	1.04	0.39	1.06	0.37	52
Year ended 6-30-2013	7.02	19.22	3,354	1.09	0.56	1.11	0.54	68
Year ended 6-30-2012	6.30	2.68	2,867	1.12	0.32	1.15	0.29	58
Year ended 6-30-2011	6.49	38.39	3,021	1.12	0.35	1.14	0.33	79
Class B Shares[4]								
Year ended 6-30-2015	6.08	2.64	12	2.17	-0.88	2.18	-0.89	64
Year ended 6-30-2014	6.71	25.88	15	2.21	-0.78	2.22	-0.79	52
Year ended 6-30-2013	6.23	17.90	15	2.34	-0.68	2.36	-0.70	68
Year ended 6-30-2012	5.66	1.26	17	2.38	-0.93	2.40	-0.95	58
Year ended 6-30-2011	5.92	36.72	23	2.31	-0.85	2.33	-0.87	79
Class C Shares								
Year ended 6-30-2015	6.21	2.94	22	1.96	-0.66	1.97	-0.67	64
Year ended 6-30-2014	6.83	26.08	22	1.99	-0.56	2.00	-0.57	52
Year ended 6-30-2013	6.33	18.15	17	2.07	-0.41	2.09	-0.43	68
Year ended 6-30-2012	5.74	1.60	14	2.11	-0.67	2.13	-0.69	58
Year ended 6-30-2011	5.98	36.84	16	2.12	-0.64	2.14	-0.66	79
Class Y Shares								
Year ended 6-30-2015	7.17	4.12	98	0.78	0.53	0.79	0.52	64
Year ended 6-30-2014	7.76	27.80	87	0.79	0.65	0.80	0.64	52
Year ended 6-30-2013	7.05	19.67	83	0.80	0.85	0.82	0.83	68
Year ended 6-30-2012	6.32	2.82	53	0.82	0.62	0.84	0.60	58
Year ended 6-30-2011	6.51	38.91	35	0.82	0.62	0.84	0.60	79

See Accompanying Notes to Financial Statements

DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$19.98	$ 0.20	$ 0.04	$ 0.24	$(0.21)	$(3.02)	$(3.23)
Year ended 6-30-2014	17.17	0.20	3.83	4.03	(0.18)	(1.04)	(1.22)
Year ended 6-30-2013	14.85	0.21	2.31	2.52	(0.20)	—	(0.20)
Year ended 6-30-2012	15.44	0.20	(0.65)	(0.45)	(0.14)	—	(0.14)
Year ended 6-30-2011	11.54	0.13	3.91	4.04	(0.14)	—	(0.14)
Class B Shares[3]							
Year ended 6-30-2015	19.56	0.00*	0.04	0.04	(0.02)	(3.02)	(3.04)
Year ended 6-30-2014	16.88	(0.01)	3.75	3.74	(0.02)	(1.04)	(1.06)
Year ended 6-30-2013	14.64	0.03	2.28	2.31	(0.07)	—	(0.07)
Year ended 6-30-2012	15.25	0.03	(0.60)	(0.57)	(0.04)	—	(0.04)
Year ended 6-30-2011	11.43	(0.02)	3.87	3.85	(0.03)	—	(0.03)
Class C Shares							
Year ended 6-30-2015	19.67	0.04	0.06	0.10	(0.05)	(3.02)	(3.07)
Year ended 6-30-2014	16.95	0.04	3.77	3.81	(0.05)	(1.04)	(1.09)
Year ended 6-30-2013	14.69	0.07	2.29	2.36	(0.10)	—	(0.10)
Year ended 6-30-2012	15.29	0.07	(0.62)	(0.55)	(0.05)	—	(0.05)
Year ended 6-30-2011	11.46	0.00	3.88	3.88	(0.05)	—	(0.05)
Class Y Shares							
Year ended 6-30-2015	19.99	0.26	0.04	0.30	(0.27)	(3.02)	(3.29)
Year ended 6-30-2014	17.18	0.25	3.83	4.08	(0.23)	(1.04)	(1.27)
Year ended 6-30-2013	14.85	0.28	2.31	2.59	(0.26)	—	(0.26)
Year ended 6-30-2012	15.45	0.26	(0.68)	(0.42)	(0.18)	—	(0.18)
Year ended 6-30-2011	11.54	0.16	3.95	4.11	(0.20)	—	(0.20)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2015	$16.99	1.20%	$631	1.23%	1.08%	40%
Year ended 6-30-2014	19.98	24.30	698	1.26	1.05	47
Year ended 6-30-2013	17.17	17.11	686	1.29	1.33	36
Year ended 6-30-2012	14.85	-2.55	698	1.32	1.43	43
Year ended 6-30-2011	15.44	35.15	749	1.30	0.91	40
Class B Shares[3]						
Year ended 6-30-2015	16.56	0.11	4	2.33	-0.02	40
Year ended 6-30-2014	19.56	22.91	6	2.39	-0.07	47
Year ended 6-30-2013	16.88	15.81	7	2.48	0.17	36
Year ended 6-30-2012	14.64	-3.71	8	2.47	0.24	43
Year ended 6-30-2011	15.25	33.69	14	2.38	-0.16	40
Class C Shares						
Year ended 6-30-2015	16.70	0.43	8	2.06	0.24	40
Year ended 6-30-2014	19.67	23.20	9	2.11	0.20	47
Year ended 6-30-2013	16.95	16.17	9	2.17	0.46	36
Year ended 6-30-2012	14.69	-3.51	10	2.23	0.49	43
Year ended 6-30-2011	15.29	33.92	13	2.22	-0.01	40
Class Y Shares						
Year ended 6-30-2015	17.00	1.53	5	0.90	1.40	40
Year ended 6-30-2014	19.99	24.68	2	0.95	1.32	47
Year ended 6-30-2013	17.18	17.63	2	0.89	1.71	36
Year ended 6-30-2012	14.85	-2.22	1	0.91	1.84	43
Year ended 6-30-2011	15.45	35.77	2	0.92	1.19	40

See Accompanying Notes to Financial Statements

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$18.81	$(0.06)	$(4.62)	$(4.68)	$—	$—	$—
Year ended 6-30-2014	13.72	(0.09)	5.18	5.09	—	—	—
Year ended 6-30-2013	11.21	(0.08)	2.59	2.51	—	—	—
Year ended 6-30-2012	14.38	(0.08)	(3.09)	(3.17)	—	—	—
Year ended 6-30-2011	9.72	(0.09)	4.75	4.66	—	—	—
Class B Shares[3]							
Year ended 6-30-2015	17.13	(0.23)	(4.19)	(4.42)	—	—	—
Year ended 6-30-2014	12.65	(0.25)	4.73	4.48	—	—	—
Year ended 6-30-2013	10.47	(0.22)	2.40	2.18	—	—	—
Year ended 6-30-2012	13.59	(0.22)	(2.90)	(3.12)	—	—	—
Year ended 6-30-2011	9.29	(0.22)	4.52	4.30	—	—	—
Class C Shares							
Year ended 6-30-2015	17.61	(0.18)	(4.31)	(4.49)	—	—	—
Year ended 6-30-2014	12.96	(0.21)	4.86	4.65	—	—	—
Year ended 6-30-2013	10.68	(0.18)	2.46	2.28	—	—	—
Year ended 6-30-2012	13.81	(0.18)	(2.95)	(3.13)	—	—	—
Year ended 6-30-2011	9.41	(0.18)	4.58	4.40	—	—	—
Class Y Shares							
Year ended 6-30-2015	19.55	0.01	(4.80)	(4.79)	—	—	—
Year ended 6-30-2014	14.20	(0.01)	5.36	5.35	—	—	—
Year ended 6-30-2013	11.53	(0.01)	2.68	2.67	—	—	—
Year ended 6-30-2012	14.71	(0.01)	(3.17)	(3.18)	—	—	—
Year ended 6-30-2011	9.89	(0.02)	4.84	4.82	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 6-30-2015	$14.13	-24.88%	$265	1.55%	-0.38%	24%
Year ended 6-30-2014	18.81	37.00	299	1.57	-0.54	43
Year ended 6-30-2013	13.72	22.48	208	1.66	-0.62	22
Year ended 6-30-2012	11.21	-22.05	185	1.68	-0.67	22
Year ended 6-30-2011	14.38	47.94	258	1.63	-0.69	26
Class B Shares[3]						
Year ended 6-30-2015	12.71	-25.80	1	2.81	-1.64	24
Year ended 6-30-2014	17.13	35.41	2	2.78	-1.75	43
Year ended 6-30-2013	12.65	20.82	3	2.93	-1.88	22
Year ended 6-30-2012	10.47	-22.96	3	2.89	-1.89	22
Year ended 6-30-2011	13.59	46.29	5	2.72	-1.78	26
Class C Shares						
Year ended 6-30-2015	13.12	-25.50	3	2.43	-1.25	24
Year ended 6-30-2014	17.61	35.77	4	2.42	-1.40	43
Year ended 6-30-2013	12.96	21.44	3	2.52	-1.47	22
Year ended 6-30-2012	10.68	-22.67	3	2.50	-1.50	22
Year ended 6-30-2011	13.81	46.76	6	2.43	-1.49	26
Class Y Shares						
Year ended 6-30-2015	14.76	-24.50	3	1.09	0.08	24
Year ended 6-30-2014	19.55	37.68	4	1.09	-0.06	43
Year ended 6-30-2013	14.20	23.16	2	1.10	-0.06	22
Year ended 6-30-2012	11.53	-21.62	2	1.11	-0.12	22
Year ended 6-30-2011	14.71	48.74	3	1.10	-0.16	26

See Accompanying Notes to Financial Statements

GLOBAL GROWTH FUND[5]

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$12.93	$ 0.03	$(0.13)	$(0.10)	$(0.05)	$(0.44)	$(0.49)
Year ended 6-30-2014	10.51	0.08	2.52	2.60	(0.18)	—	(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Year ended 6-30-2012	10.26	0.08	(0.95)	(0.87)	(0.15)	—	(0.15)
Year ended 6-30-2011	7.54	0.14	2.64	2.78	(0.06)	—	(0.06)
Class B Shares[4]							
Year ended 6-30-2015	11.83	(0.14)	(0.12)	(0.26)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Year ended 6-30-2012	9.51	(0.06)	(0.88)	(0.94)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.03	0.00	2.48	2.48	—	—	—
Class C Shares							
Year ended 6-30-2015	12.28	(0.09)	(0.13)	(0.22)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Year ended 6-30-2012	9.82	(0.02)	(0.90)	(0.92)	(0.06)	—	(0.06)
Year ended 6-30-2011	7.24	0.03	2.55	2.58	—	—	—
Class Y Shares							
Year ended 6-30-2015	12.95	0.08	(0.14)	(0.06)	(0.08)	(0.44)	(0.52)
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)
Year ended 6-30-2012	10.29	0.13	(0.97)	(0.84)	(0.19)	—	(0.19)
Year ended 6-30-2011	7.55	0.18	2.66	2.84	(0.10)	—	(0.10)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$12.34	-0.59%	$571	1.39%	0.24%	1.42%	0.21%	72%
Year ended 6-30-2014	12.93	24.81	572	1.42	0.65	1.45	0.62	49
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Year ended 6-30-2012	9.24	-8.39	424	1.50	0.83	1.53	0.80	30
Year ended 6-30-2011	10.26	36.98	525	1.48	1.47	1.51	1.44	58
Class B Shares[4]								
Year ended 6-30-2015	11.13	-2.06	1	2.83	-1.27	2.86	-1.30	72
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Year ended 6-30-2012	8.54	-9.83	2	2.96	-0.75	2.99	-0.78	30
Year ended 6-30-2011	9.51	35.28	4	2.82	0.02	2.85	-0.01	58
Class C Shares								
Year ended 6-30-2015	11.62	-1.65	2	2.42	-0.80	2.45	-0.83	72
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Year ended 6-30-2012	8.84	-9.38	2	2.55	-0.27	2.58	-0.30	30
Year ended 6-30-2011	9.82	35.64	3	2.53	0.37	2.56	0.34	58
Class Y Shares								
Year ended 6-30-2015	12.37	-0.30	76	1.04	0.63	1.07	0.60	72
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44
Year ended 6-30-2012	9.26	-8.06	50	1.06	1.38	1.09	1.35	30
Year ended 6-30-2011	10.29	37.73	62	1.06	1.88	1.09	1.85	58

See Accompanying Notes to Financial Statements

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$12.06	$(0.06)	$ 0.88	$ 0.82	$—	$(1.63)	$(1.63)
Year ended 6-30-2014	10.93	(0.08)	2.43	2.35	—	(1.22)	(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Year ended 6-30-2012	12.27	(0.08)	(0.67)	(0.75)	—	(1.99)	(1.99)
Year ended 6-30-2011	8.81	(0.04)	3.91	3.87	—	(0.41)	(0.41)
Class B Shares[4]							
Year ended 6-30-2015	9.22	(0.14)	0.64	0.50	—	(1.57)	(1.57)
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Year ended 6-30-2012	10.37	(0.16)	(0.59)	(0.75)	—	(1.91)	(1.91)
Year ended 6-30-2011	7.48	(0.13)	3.31	3.18	—	(0.29)	(0.29)
Class C Shares							
Year ended 6-30-2015	9.51	(0.13)	0.67	0.54	—	(1.58)	(1.58)
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Year ended 6-30-2012	10.55	(0.15)	(0.59)	(0.74)	—	(1.92)	(1.92)
Year ended 6-30-2011	7.61	(0.12)	3.36	3.24	—	(0.30)	(0.30)
Class Y Shares							
Year ended 6-30-2015	13.17	(0.03)	0.97	0.94	—	(1.65)	(1.65)
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)
Year ended 6-30-2012	13.01	(0.05)	(0.70)	(0.75)	—	(2.03)	(2.03)
Year ended 6-30-2011	9.33	0.00	4.15	4.15	—	(0.47)	(0.47)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$11.25	7.51%	$1,816	1.34%	-0.53%	1.35%	-0.54%	33%
Year ended 6-30-2014	12.06	22.44	1,764	1.36	-0.67	1.37	-0.68	51
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Year ended 6-30-2012	9.53	-5.52	1,308	1.43	-0.76	1.45	-0.78	48
Year ended 6-30-2011	12.27	44.44	1,458	1.41	-0.32	1.43	-0.34	55
Class B Shares[4]								
Year ended 6-30-2015	8.15	6.28	7	2.47	-1.66	2.48	-1.67	33
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Year ended 6-30-2012	7.71	-6.64	13	2.58	-1.91	2.60	-1.93	48
Year ended 6-30-2011	10.37	42.91	21	2.49	-1.39	2.51	-1.41	55
Class C Shares								
Year ended 6-30-2015	8.47	6.50	11	2.25	-1.44	2.26	-1.45	33
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Year ended 6-30-2012	7.89	-6.44	11	2.38	-1.71	2.40	-1.73	48
Year ended 6-30-2011	10.55	43.01	13	2.35	-1.27	2.37	-1.29	55
Class Y Shares								
Year ended 6-30-2015	12.46	7.86	89	1.01	-0.21	1.02	-0.22	33
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38
Year ended 6-30-2012	10.23	-5.11	56	1.03	-0.45	1.05	-0.47	48
Year ended 6-30-2011	13.01	45.03	59	1.02	0.03	1.04	0.01	55

See Accompanying Notes to Financial Statements

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$16.85	$(0.11)	$0.42	$0.31	$—	$(1.46)	$(1.46)
Year ended 6-30-2014	13.55	(0.09)	4.75	4.66	—	(1.36)	(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Year ended 6-30-2012	11.06	(0.10)	0.32	0.22	—	(0.83)	(0.83)
Year ended 6-30-2011	8.56	(0.09)	2.80	2.71	—	(0.21)	(0.21)
Class B Shares[4]							
Year ended 6-30-2015	12.78	(0.20)	0.30	0.10	—	(1.46)	(1.46)
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Year ended 6-30-2012	9.03	(0.18)	0.25	0.07	—	(0.74)	(0.74)
Year ended 6-30-2011	7.10	(0.17)	2.31	2.14	—	(0.21)	(0.21)
Class C Shares							
Year ended 6-30-2015	12.95	(0.19)	0.30	0.11	—	(1.46)	(1.46)
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Year ended 6-30-2012	9.10	(0.16)	0.24	0.08	—	(0.75)	(0.75)
Year ended 6-30-2011	7.14	(0.16)	2.33	2.17	—	(0.21)	(0.21)
Class Y Shares							
Year ended 6-30-2015	18.55	(0.07)	0.46	0.39	—	(1.46)	(1.46)
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)
Year ended 6-30-2012	11.92	(0.07)	0.35	0.28	—	(0.87)	(0.87)
Year ended 6-30-2011	9.18	(0.06)	3.01	2.95	—	(0.21)	(0.21)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$15.70	2.28%	$3,638	1.24%	-0.67%	1.24%	-0.67%	29%
Year ended 6-30-2014	16.85	35.51	3,736	1.26	-0.58	1.26	-0.58	41
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Year ended 6-30-2012	10.45	3.40	2,169	1.37	-0.99	1.38	-1.00	42
Year ended 6-30-2011	11.06	31.80	2,317	1.35	-0.86	1.36	-0.87	44
Class B Shares[4]								
Year ended 6-30-2015	11.42	1.30	18	2.30	-1.73	2.30	-1.73	29
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Year ended 6-30-2012	8.36	2.19	23	2.56	-2.17	2.57	-2.18	42
Year ended 6-30-2011	9.03	30.30	32	2.47	-1.97	2.48	-1.98	44
Class C Shares								
Year ended 6-30-2015	11.60	1.36	21	2.20	-1.62	2.20	-1.62	29
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Year ended 6-30-2012	8.43	2.31	13	2.38	-1.99	2.39	-2.00	42
Year ended 6-30-2011	9.10	30.55	15	2.35	-1.85	2.36	-1.86	44
Class Y Shares								
Year ended 6-30-2015	17.48	2.51	136	0.99	-0.41	0.99	-0.41	29
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50
Year ended 6-30-2012	11.33	3.71	78	1.03	-0.64	1.04	-0.65	42
Year ended 6-30-2011	11.92	32.28	81	1.02	-0.53	1.03	-0.54	44

See Accompanying Notes to Financial Statements

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$17.91	$(0.13)	$ 1.41	$ 1.28	$—	$(1.46)	$(1.46)
Year ended 6-30-2014	16.87	(0.19)	3.85	3.66	—	(2.62)	(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Year ended 6-30-2012	17.19	(0.18)	(0.88)	(1.06)	—	(1.43)	(1.43)
Year ended 6-30-2011	11.87	(0.16)	5.48	5.32	—	—	—
Class B Shares[4]							
Year ended 6-30-2015	14.39	(0.25)	1.10	0.85	—	(1.46)	(1.46)
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Year ended 6-30-2012	15.08	(0.30)	(0.81)	(1.11)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.53	(0.27)	4.82	4.55	—	—	—
Class C Shares							
Year ended 6-30-2015	15.11	(0.23)	1.17	0.94	—	(1.46)	(1.46)
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Year ended 6-30-2012	15.49	(0.27)	(0.82)	(1.09)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.79	(0.25)	4.95	4.70	—	—	—
Class Y Shares							
Year ended 6-30-2015	19.71	(0.07)	1.57	1.50	—	(1.50)	(1.50)
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)
Year ended 6-30-2012	18.28	(0.12)	(0.92)	(1.04)	—	(1.43)	(1.43)
Year ended 6-30-2011	12.56	(0.08)	5.80	5.72	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$17.73	7.94%	$859	1.41%	-0.75%	1.43%	-0.77%	42%
Year ended 6-30-2014	17.91	22.91	870	1.43	-1.04	1.45	-1.06	47
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Year ended 6-30-2012	14.70	-5.14	655	1.54	-1.27	1.56	-1.29	51
Year ended 6-30-2011	17.19	44.82	734	1.52	-1.06	1.54	-1.08	65
Class B Shares[4]								
Year ended 6-30-2015	13.78	6.80	7	2.53	-1.87	2.55	-1.89	42
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Year ended 6-30-2012	12.54	-6.26	12	2.70	-2.42	2.72	-2.44	51
Year ended 6-30-2011	15.08	43.21	21	2.58	-2.10	2.60	-2.12	65
Class C Shares								
Year ended 6-30-2015	14.59	7.09	9	2.24	-1.58	2.26	-1.60	42
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Year ended 6-30-2012	12.97	-5.95	10	2.37	-2.09	2.39	-2.11	51
Year ended 6-30-2011	15.49	43.56	13	2.33	-1.87	2.35	-1.89	65
Class Y Shares								
Year ended 6-30-2015	19.71	8.37	24	1.03	-0.36	1.05	-0.38	42
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40
Year ended 6-30-2012	15.81	-4.70	26	1.05	-0.77	1.07	-0.79	51
Year ended 6-30-2011	18.28	45.54	28	1.04	-0.53	1.06	-0.55	65

See Accompanying Notes to Financial Statements

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$17.66	$ 0.00	$2.21	$ 2.21	$ —*	$(1.26)	$(1.26)
Year ended 6-30-2014	14.70	0.01	4.43	4.44	(0.01)	(1.47)	(1.48)
Year ended 6-30-2013	13.14	0.06	1.90	1.96	(0.05)	(0.35)	(0.40)
Year ended 6-30-2012	13.10	(0.01)	0.05	0.04	—	—	—
Year ended 6-30-2011	9.85	0.01	3.26	3.27	(0.02)	—	(0.02)
Class B Shares[4]							
Year ended 6-30-2015	15.55	(0.15)	1.92	1.77	—	(1.26)	(1.26)
Year ended 6-30-2014	13.09	(0.13)	3.92	3.79	—	(1.33)	(1.33)
Year ended 6-30-2013	11.82	(0.07)	1.69	1.62	—	(0.35)	(0.35)
Year ended 6-30-2012	11.90	(0.12)	0.04	(0.08)	—	—	—
Year ended 6-30-2011	9.01	(0.09)	2.98	2.89	—	—	—
Class C Shares							
Year ended 6-30-2015	15.54	(0.13)	1.91	1.78	—	(1.26)	(1.26)
Year ended 6-30-2014	13.08	(0.12)	3.94	3.82	—	(1.36)	(1.36)
Year ended 6-30-2013	11.80	(0.06)	1.69	1.63	—	(0.35)	(0.35)
Year ended 6-30-2012	11.87	(0.11)	0.04	(0.07)	—	—	—
Year ended 6-30-2011	8.99	(0.09)	2.97	2.88	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$18.61	13.14%	$360	1.06%	0.02%	1.08%	0.00%	43%
Year ended 6-30-2014	17.66	31.22	305	1.08	0.06	1.09	0.05	30
Year ended 6-30-2013	14.70	15.26	233	1.12	0.42	1.14	0.40	42
Year ended 6-30-2012	13.14	0.31	203	1.14	-0.06	1.15	-0.07	37
Year ended 6-30-2011	13.10	33.22	195	1.14	0.08	1.15	0.07	43
Class B Shares[4]								
Year ended 6-30-2015	16.06	12.02	—*	2.05	-0.97	—	—	43
Year ended 6-30-2014	15.55	29.98	1	2.06	-0.92	—	—	30
Year ended 6-30-2013	13.09	14.02	1	2.16	-0.60	—	—	42
Year ended 6-30-2012	11.82	-0.67	1	2.14	-1.06	—	—	37
Year ended 6-30-2011	11.90	32.08	1	2.07	-0.83	—	—	43
Class C Shares								
Year ended 6-30-2015	16.06	12.10	5	1.93	-0.85	—	—	43
Year ended 6-30-2014	15.54	30.09	4	1.95	-0.81	—	—	30
Year ended 6-30-2013	13.08	14.21	3	2.03	-0.49	—	—	42
Year ended 6-30-2012	11.80	-0.59	3	2.06	-0.98	—	—	37
Year ended 6-30-2011	11.87	32.04	4	2.05	-0.82	—	—	43

See Accompanying Notes to Financial Statements

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$17.45	$ 0.09	$ 0.54	$ 0.63	$(0.05)	$(1.71)	$(1.76)
Year ended 6-30-2014	15.14	0.07	3.13	3.20	(0.04)	(0.85)	(0.89)
Year ended 6-30-2013	11.91	0.11	3.27	3.38	(0.15)	—	(0.15)
Year ended 6-30-2012	12.55	0.11	(0.64)	(0.53)	(0.11)	—	(0.11)
Year ended 6-30-2011	9.82	0.02	2.71	2.73	—	—	—
Class B Shares[4]							
Year ended 6-30-2015	16.48	(0.11)	0.52	0.41	—	(1.58)	(1.58)
Year ended 6-30-2014	14.40	(0.12)	2.98	2.86	—	(0.78)	(0.78)
Year ended 6-30-2013	11.35	(0.05)	3.11	3.06	(0.01)	—	(0.01)
Year ended 6-30-2012	12.01	(0.02)	(0.62)	(0.64)	(0.02)	—	(0.02)
Year ended 6-30-2011	9.49	(0.11)	2.63	2.52	—	—	—
Class C Shares							
Year ended 6-30-2015	16.73	(0.06)	0.52	0.46	—	(1.62)	(1.62)
Year ended 6-30-2014	14.59	(0.08)	3.02	2.94	—	(0.80)	(0.80)
Year ended 6-30-2013	11.48	(0.01)	3.16	3.15	(0.04)	—	(0.04)
Year ended 6-30-2012	12.13	0.01	(0.63)	(0.62)	(0.03)	—	(0.03)
Year ended 6-30-2011	9.57	(0.09)	2.65	2.56	—	—	—
Class Y Shares							
Year ended 6-30-2015	17.53	0.15	0.54	0.69	(0.11)	(1.71)	(1.82)
Year ended 6-30-2014	15.21	0.12	3.14	3.26	(0.10)	(0.84)	(0.94)
Year ended 6-30-2013	11.96	0.17	3.28	3.45	(0.20)	—	(0.20)
Year ended 6-30-2012	12.64	0.17	(0.66)	(0.49)	(0.19)	—	(0.19)
Year ended 6-30-2011	9.83	0.04	2.77	2.81	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$16.32	3.75%	$891	1.22%	0.52%	1.23%	0.51%	80%
Year ended 6-30-2014	17.45	21.77	867	1.25	0.41	1.26	0.40	72
Year ended 6-30-2013	15.14	28.58	646	1.32	0.80	1.33	0.79	62
Year ended 6-30-2012	11.91	-4.12	473	1.39	0.98	1.40	0.97	70
Year ended 6-30-2011	12.55	27.80	474	1.37	0.16	1.38	0.15	48
Class B Shares[4]								
Year ended 6-30-2015	15.31	2.53	3	2.38	-0.66	2.39	-0.67	80
Year ended 6-30-2014	16.48	20.37	4	2.40	-0.75	2.41	-0.76	72
Year ended 6-30-2013	14.40	27.12	5	2.54	-0.38	2.55	-0.39	62
Year ended 6-30-2012	11.35	-5.34	6	2.60	-0.23	2.61	-0.24	70
Year ended 6-30-2011	12.01	26.55	11	2.48	-0.98	2.49	-0.99	48
Class C Shares								
Year ended 6-30-2015	15.57	2.81	6	2.09	-0.36	2.10	-0.37	80
Year ended 6-30-2014	16.73	20.76	7	2.13	-0.48	2.14	-0.49	72
Year ended 6-30-2013	14.59	27.46	6	2.23	-0.10	2.24	-0.11	62
Year ended 6-30-2012	11.48	-5.09	6	2.32	0.06	2.33	0.05	70
Year ended 6-30-2011	12.13	26.75	9	2.29	-0.78	2.30	-0.79	48
Class Y Shares								
Year ended 6-30-2015	16.40	4.07	16	0.89	0.86	0.90	0.85	80
Year ended 6-30-2014	17.53	22.17	11	0.90	0.75	0.91	0.74	72
Year ended 6-30-2013	15.21	29.19	9	0.91	1.26	0.92	1.25	62
Year ended 6-30-2012	11.96	-3.75	3	0.93	1.44	0.94	1.43	70
Year ended 6-30-2011	12.64	28.59	3	0.92	0.34	0.93	0.33	48

See Accompanying Notes to Financial Statements

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2015	$10.39	$(0.03)	$1.26	$1.23	$ —*	$(1.14)	$(1.14)
Year ended 6-30-2014	9.50	0.00*	2.62	2.62	—*	(1.73)	(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	(0.40)
Year ended 6-30-2012	8.57	(0.01)	0.22	0.21	—	—	—
Year ended 6-30-2011	6.49	(0.01)	2.10	2.09	(0.01)	—	(0.01)
Class B Shares[4]							
Year ended 6-30-2015	8.15	(0.11)	0.96	0.85	—	(1.10)	(1.10)
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	(0.39)
Year ended 6-30-2012	7.28	(0.10)	0.19	0.09	—	—	—
Year ended 6-30-2011	5.58	(0.08)	1.78	1.70	—	—	—
Class C Shares							
Year ended 6-30-2015	8.31	(0.10)	0.98	0.88	—	(1.10)	(1.10)
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	(0.39)
Year ended 6-30-2012	7.35	(0.09)	0.19	0.10	—	—	—
Year ended 6-30-2011	5.63	(0.08)	1.80	1.72	—	—	—
Class Y Shares							
Year ended 6-30-2015	10.94	0.00*	1.32	1.32	(0.02)	(1.15)	(1.17)
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	(0.42)
Year ended 6-30-2012	8.88	0.02	0.23	0.25	—	—	—
Year ended 6-30-2011	6.71	0.02	2.17	2.19	(0.02)	—	(0.02)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2015	$10.48	12.53%	$1,432	1.13%	-0.25%	1.15%	-0.27%	36%
Year ended 6-30-2014	10.39	29.25	1,364	1.17	0.02	1.19	0.00	43
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Year ended 6-30-2012	8.78	2.45	1,260	1.22	-0.13	1.24	-0.15	46
Year ended 6-30-2011	8.57	32.12	1,289	1.23	-0.09	1.25	-0.11	87
Class B Shares[4]								
Year ended 6-30-2015	7.90	11.13	5	2.28	-1.40	2.30	-1.42	36
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Year ended 6-30-2012	7.37	1.24	9	2.50	-1.40	2.52	-1.42	46
Year ended 6-30-2011	7.28	30.47	14	2.43	-1.27	2.45	-1.29	87
Class C Shares								
Year ended 6-30-2015	8.09	11.40	6	2.08	-1.20	2.10	-1.22	36
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Year ended 6-30-2012	7.45	1.36	6	2.31	-1.22	2.33	-1.24	46
Year ended 6-30-2011	7.35	30.55	7	2.32	-1.17	2.34	-1.19	87
Class Y Shares								
Year ended 6-30-2015	11.09	12.76	92	0.85	0.02	0.87	0.00*	36
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78
Year ended 6-30-2012	9.13	2.82	83	0.86	0.20	0.88	0.18	46
Year ended 6-30-2011	8.88	32.59	98	0.86	0.25	0.88	0.23	87

See Accompanying Notes to Financial Statements

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth (formerly known as Waddell & Reed Advisors International Growth Fund), Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Tax-Managed Equity Fund, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, London Interbank Offered Rate ("LIBOR") rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the

Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Effective July 1, 2015, short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service authorized by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2015, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of June 30, 2015:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy Fund							
Investments in unaffiliated securities at value*	$1,124	$ —	$1,124	$(1,124)	$ —	$ —	$ —
Unrealized appreciation on forward foreign currency contracts	1,065	—	1,065	(1,065)	—	—	—
Total	$2,189	$ —	$2,189	$(2,189)	$ —	$ —	$ —
New Concepts Fund							
Investments in unaffiliated securities at value*	$5,033	$ —	$5,033	$ (941)	$(951)	$(2,211)	$930
Science and Technology Fund							
Investments in unaffiliated securities at value*	$ 540	$ —	$ 540	$ (540)	$ —	$ —	$ —
Small Cap Fund							
Unrealized appreciation on swap agreements	$ 409	$ —	$ 409	$ —	$ —	$ —	$409

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 1,473	$ —	$ 1,473	$ —	$ (1,287)	$ —	$ 186
Written options at value	14,030	—	14,030	(2,188)	(10,760)	—	1,082
Total	$15,503	$ —	$15,503	$(2,188)	$(12,047)	$ —	$1,268
New Concepts Fund							
Written options at value	$ 2,579	$ —	$ 2,579	$ (941)	$ (1,629)	$ —	$ 9
Science and Technology Fund							
Written options at value	$ 2,201	$ —	$ 2,201	$ (540)	$ (1,661)	$ —	$ —

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2015:

Fund	Type of Risk Exposure	Assets — Statement of Assets & Liabilities Location	Value	Liabilities — Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity			Written options at value	$ 314
Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	$1,248	Written options at value	14,181
	Equity			Unrealized depreciation on futures contracts**	1,477
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,065	Unrealized depreciation on forward foreign currency contracts	1,416
New Concepts Fund	Equity	Investments in unaffiliated securities at value*	6,655	Written options at value	3,013
Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	540	Written options at value	2,201
Small Cap Fund	Equity	Unrealized appreciation on swap agreements	409		
Value Fund	Equity			Written options at value	998

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended June 30, 2015.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2015:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ (3,732)	$ —	$ —	$ 5,219	$ —	$ 1,487
Asset Strategy Fund	Equity	(14,137)	(18,685)	(1,097)	12,250	—	(21,669)
	Foreign currency	—	—	—	—	14,258	14,258
Dividend Opportunities	Equity	—	—	—	174	—	174
Global Growth Fund	Foreign currency	—	—	—	—	9,487	9,487
New Concepts Fund	Equity	(7,413)	—	—	2,321	—	(5,092)
Science and Technology Fund	Equity	(3,272)	—	—	3,444	—	172
Small Cap Fund	Equity	—	8,384	—	—	—	8,384
Value Fund	Equity	—	—	—	2,017	—	2,017

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2015:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$(2,783)	$ —	$ —	$(4,677)	$ —	$ (7,460)
Asset Strategy Fund	Equity	(2,996)	(4,997)	(1,477)	(7,410)	—	(16,880)
	Foreign currency	—	—	—	—	319	319
Global Growth Fund	Foreign currency	—	—	—	—	118	118
New Concepts Fund	Equity	6,070	—	—	(1,568)	—	4,502
Science and Technology Fund	Equity	(4,661)	—	—	2,538	—	(2,123)
Small Cap Fund	Equity	—	409	—	—	—	409
Value Fund	Equity	—	—	—	(103)	—	(103)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2015, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$ —	$ —	$ —	$ —	$1,145	$ 939
Asset Strategy Fund	550	40,539	—	73,972	4,149	4,208
Dividend Opportunities	—	—	—	—	—	6
Global Growth Fund	416	—	—	—	—	—
New Concepts Fund	—	—	—	—	1,300	677
Science and Technology Fund	—	—	—	—	1,342	1,562
Small Cap Fund	—	—	—	15,126	—	—
Value Fund	—	—	—	—	—	757

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

The derivative instruments outstanding as of period end and the amounts of realized and changes in unrealized gains and losses on derivative instruments during the period, as disclosed in the Statement of Operations and Notes to Schedule of Investments, serve as indicators of the volume of derivative activity for the Funds.

Objectives and Strategies

Accumulative Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and generating additional income from written option premiums. To achieve these objectives, the Fund utilized options, both written and purchased, on individual equity securities and domestic equity indexes.

Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures contracts, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized option contracts, both written and purchased, on individual equity securities.

Dividend Opportunities Fund. The Fund's objective in using derivatives during the period was primarily income enhancement. To achieve this objective, the Fund utilized written options on individual equity securities.

Global Growth Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

New Concepts Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk and individual security exposure in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities.

Small Cap Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities.

Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-15
Accumulative Fund						
Number of Contracts	30,923	31,406	(20,975)	(23,771)	(13,900)	3,683
Premium Received	$12,783	$ 5,801	$ (5,390)	$ (8,894)	$ (3,831)	$ 469
Asset Strategy Fund						
Number of Contracts	12,015	147,434	(20,511)	(8,089)	(65,793)	65,056
Premium Received	$ 510	$ 22,025	$ (6,440)	$ (768)	$ (8,241)	$ 7,086
Dividend Opportunities Fund						
Number of Contracts	N/A	1,262	—	—	(1,262)	N/A
Premium Received	N/A	$ 174	$ —	$ —	$ (174)	N/A
New Concepts Fund						
Number of Contracts	1,118	62,410	(32,662)	(5,100)	(15,401)	10,365
Premium Received	$ 151	$ 7,842	$ (3,588)	$ (628)	$ (2,209)	$ 1,568
Science and Technology Fund						
Number of Contracts	N/A	107,517	(86,573)	(1,043)	—	19,901
Premium Received	N/A	$ 10,907	$ (5,859)	$ (309)	$ —	$ 4,739
Value Fund						
Number of Contracts	5,123	60,098	(14,733)	(5,506)	(38,483)	6,499
Premium Received	$ 509	$ 5,197	$ (933)	$ (1,252)	$ (2,586)	$ 935

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY FUND

WRA ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Fund (referred to as "the Fund" in this subsection). WRA ASF III (SBP), LLC and WRA ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2015 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
WRA ASF II, Ltd.	1-31-13	4-10-13	$3,168,777	$97,301	3.07%
WRA ASF III (SBP), LLC	4-9-13	4-23-13	3,168,777	75,000	2.37
WRA ASF, LLC	12-10-12	12-18-12	3,168,777	39,534	1.25

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
Global Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 14), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
Global Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the rate of the costs charged by the financial services companies exceeds $12.00 per account for a Fund or an annual fee of 0.14 of 1% that is based on average daily net assets, WISC will reimburse the Fund the amount in excess of such amounts.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended June 30, 2015, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Accumulative Fund	$ 598	$ —*	$ 2	$ 1	$ 376
Asset Strategy Fund	3,211	6	22	6	2,054
Continental Income Fund	1,373	5	2	2	934
Core Investment Fund	2,943	3	8	4	1,867
Dividend Opportunities Fund	388	2	2	—*	259
Energy Fund	426	1	1	1	296
Global Growth Fund	225	—*	1	—*	135
New Concepts Fund	1,145	2	4	1	741
Science and Technology Fund	2,730	3	7	3	1,752
Small Cap Fund	603	1	3	—*	390
Tax-Managed Equity Fund	223	2	—*	—*	172
Value Fund	407	1	2	1	279
Vanguard Fund	657	1	3	—*	418

* Not shown due to rounding.
(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the period ended June 30, 2015, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$439
Asset Strategy Fund	100
Continental Income Fund	200
Core Investment Fund	600
Global Growth Fund	186
New Concepts Fund	200
Science and Technology Fund	200
Small Cap Fund	174
Value Fund	93
Vanguard Fund	300

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended June 30, 2015, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$219
Core Investment Fund	44
Tax-Managed Equity Fund	46

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2015 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended June 30, 2015.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2015 follows:

	6-30-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Asset Strategy Fund							
Circuit of the Americas LLC, Class B[1]	N/A	$ —*	$ —	$ —	$—	—*	$ —
Media Group Holdings LLC, Series H[1]	73	—	—	—	—	73	33,299
Media Group Holdings LLC, Series I[1]	43	—	—	—	—	43	17,019
Media Group Holdings LLC, Series T[1]	9	1,367	—	—	—	9	24,665
				$ —	$—		$ 74,983

	6-30-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	6-30-15 Share Balance	6-30-15 Value
Science and Technology Fund							
Acxiom Corp.[1]	4,383	$ —	$ —	$ —	$—	4,383	$ 77,062
Avinger, Inc.[1]	N/A	11,172	—	—	—	853	11,011
BioAmber, Inc.[1]	1,462	9,038	—	—	—	2,409	20,721
BioAmber, Inc., Expires 5-9-17	1,423	—	—	—	—	1,423	2,732
iGATE Corp.[2]	3,003	—	50,361	92,095	—	N/A	N/A
Marrone Bio Innovations, Inc.[1]	1,828	—	—	—	—	1,828	3,618
Photronics, Inc.[1]	3,419	—	—	—	—	3,419	32,515
Silver Spring Networks, Inc.[1]	3,624	—	—	—	—	3,624	44,968
WNS (Holdings) Ltd. ADR[1]	3,921	—	—	—	—	3,921	104,894
				$92,095	$—		$297,521

* Not shown due to rounding.
(1) No dividends were paid during the preceding 12 months.
(2) No longer affiliated as of June 30, 2015.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2015, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$—	$1,608,864	$ —	$1,521,564
Asset Strategy Fund	—	2,134,143	—	1,798,128
Continental Income Fund	—	699,687	14,893	502,887
Core Investment Fund	—	2,828,954	—	2,909,903
Dividend Opportunities Fund	—	258,916	—	377,531
Energy Fund	—	110,113	—	64,083
Global Growth Fund	—	454,078	—	429,265
New Concepts Fund	—	620,082	—	709,142
Science and Technology Fund	—	1,077,684	—	1,397,969
Small Cap Fund	—	352,559	—	460,322
Tax-Managed Equity Fund	—	142,274	—	138,494
Value Fund	—	709,591	—	704,781
Vanguard Fund	—	521,250	—	648,931

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Asset Strategy Fund			
	Year ended 6-30-15		Year ended 6-30-14		Year ended 6-30-15		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	14,088	$ 157,871	9,283	$ 98,154	45,322	$ 455,972	54,421	$ 621,918
Class B	34	341	24	224	82	819	224	2,473
Class C	149	1,489	71	679	632	6,155	988	11,039
Class Y	126	1,379	38	408	1,047	10,500	6,661	77,926
Shares issued in reinvestment of distributions to shareholders:								
Class A	18,504	191,147	327	3,429	71,499	640,631	13,393	152,006
Class B	83	749	—*	3	883	7,642	212	2,345
Class C	92	851	—*	3	1,360	11,821	278	3,084
Class Y	65	674	2	20	1,487	13,383	295	3,351
Shares redeemed:								
Class A	(16,593)	(187,964)	(18,893)	(198,499)	(73,235)	(733,013)	(58,260)	(664,326)
Class B	(185)	(1,829)	(271)	(2,542)	(1,522)	(14,634)	(1,559)	(17,340)
Class C	(163)	(1,639)	(169)	(1,626)	(1,929)	(18,823)	(1,853)	(20,654)
Class Y	(75)	(856)	(42)	(443)	(2,140)	(22,125)	(6,180)	(71,594)
Net increase (decrease)	16,125	$ 162,213	(9,630)	$(100,190)	43,486	$ 358,328	8,620	$ 100,228

	Continental Income Fund				Core Investment Fund			
	Year ended 6-30-15		Year ended 6-30-14		Year ended 6-30-15		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	36,066	$ 377,123	43,386	$ 433,181	75,111	$ 556,623	86,384	$ 644,293
Class B	65	671	86	858	162	1,029	215	1,424
Class C	408	4,247	657	6,522	954	6,116	959	6,353
Class Y	135	1,422	186	1,862	3,107	23,558	1,900	14,146
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,083	61,732	5,930	57,806	66,486	462,080	73,616	509,420
Class B	20	197	29	276	269	1,603	388	2,351
Class C	59	593	66	637	406	2,472	471	2,897
Class Y	27	277	36	350	1,582	11,045	1,749	12,138
Shares redeemed:								
Class A	(21,661)	(226,968)	(16,169)	(162,391)	(93,170)	(690,186)	(81,044)	(605,872)
Class B	(157)	(1,610)	(179)	(1,778)	(795)	(5,020)	(773)	(5,030)
Class C	(388)	(4,040)	(328)	(3,288)	(955)	(6,220)	(995)	(6,596)
Class Y	(317)	(3,324)	(138)	(1,375)	(2,120)	(15,666)	(4,225)	(31,296)
Net increase	20,340	$ 210,320	33,562	$ 332,660	51,037	$ 347,434	78,645	$ 544,228

* Not shown due to rounding.

| | Dividend Opportunities Fund | | | | Energy Fund | | | |
| | Year ended 6-30-15 | | Year ended 6-30-14 | | Year ended 6-30-15 | | Year ended 6-30-14 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,428	$ 100,233	6,441	$ 119,624	7,238	$ 110,451	4,524	$ 72,409
Class B	10	187	19	343	8	114	9	127
Class C	70	1,258	62	1,139	87	1,285	27	397
Class Y	198	3,909	17	325	114	1,902	100	1,681
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,095	104,031	2,357	42,131	—	—	—	—
Class B	45	752	21	374	—	—	—	—
Class C	79	1,330	31	547	—	—	—	—
Class Y	49	831	7	117	—	—	—	—
Shares redeemed:								
Class A	(9,370)	(173,569)	(13,804)	(255,818)	(4,463)	(67,484)	(3,779)	(59,382)
Class B	(126)	(2,260)	(126)	(2,291)	(37)	(514)	(81)	(1,183)
Class C	(136)	(2,496)	(171)	(3,136)	(72)	(1,022)	(65)	(985)
Class Y	(45)	(845)	(22)	(418)	(108)	(1,655)	(45)	(716)
Net increase (decrease)	2,297	$ 33,361	(5,168)	$ (97,063)	2,767	$ 43,077	690	$ 12,348

| | Global Growth Fund | | | | New Concepts Fund | | | |
| | Year ended 6-30-15 | | Year ended 6-30-14 | | Year ended 6-30-15 | | Year ended 6-30-14 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	7,695	$ 95,280	7,570	$ 89,935	20,708	$ 238,173	23,303	$ 274,987
Class B	4	51	31	351	30	259	67	624
Class C	23	270	50	583	192	1,682	224	2,116
Class Y	1,916	23,917	520	6,190	1,328	16,975	995	12,840
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,769	20,839	658	7,642	21,474	229,129	14,279	159,069
Class B	5	57	—*	—*	176	1,371	152	1,299
Class C	6	65	—*	6	220	1,776	162	1,426
Class Y	211	2,483	99	1,152	926	10,912	633	7,690
Shares redeemed:								
Class A	(7,408)	(91,456)	(8,208)	(97,178)	(26,930)	(310,953)	(26,350)	(311,915)
Class B	(63)	(702)	(53)	(579)	(329)	(2,806)	(459)	(4,194)
Class C	(36)	(422)	(49)	(566)	(361)	(3,217)	(403)	(3,794)
Class Y	(562)	(6,952)	(1,277)	(15,326)	(1,419)	(17,906)	(2,118)	(27,566)
Net increase (decrease)	3,560	$ 43,430	(659)	$ (7,790)	16,015	$ 165,395	10,485	$ 112,582

* Not shown due to rounding.

	Science and Technology Fund				Small Cap Fund			
	Year ended 6-30-15		Year ended 6-30-14		Year ended 6-30-15		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	23,886	$ 379,007	32,811	$ 511,584	6,148	$ 105,446	8,481	$ 152,139
Class B	57	671	143	1,699	9	126	29	431
Class C	375	4,447	547	6,625	92	1,300	84	1,289
Class Y	1,461	26,033	1,957	32,763	358	6,748	184	3,638
Shares issued in reinvestment of distributions to shareholders:								
Class A	20,284	302,228	17,577	267,172	4,138	66,871	6,667	110,805
Class B	218	2,373	232	2,694	60	762	125	1,675
Class C	207	2,287	185	2,172	63	836	119	1,672
Class Y	649	10,750	577	9,646	97	1,742	126	2,294
Shares redeemed:								
Class A	(34,189)	(543,565)	(32,584)	(509,730)	(10,355)	(177,671)	(10,485)	(188,877)
Class B	(526)	(6,136)	(675)	(8,116)	(211)	(2,846)	(272)	(3,956)
Class C	(449)	(5,385)	(582)	(7,130)	(199)	(2,841)	(227)	(3,397)
Class Y	(1,669)	(29,258)	(1,922)	(32,930)	(223)	(4,245)	(1,216)	(24,586)
Net increase (decrease)	10,304	$ 143,452	18,266	$ 276,449	(23)	$ (3,772)	3,615	$ 53,127

	Tax-Managed Equity Fund				Value Fund			
	Year ended 6-30-15		Year ended 6-30-14		Year ended 6-30-15		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,880	$ 70,174	3,371	$ 55,632	12,265	$ 208,630	15,554	$ 252,062
Class B	1	16	2	26	15	244	20	311
Class C	52	819	49	716	69	1,137	70	1,076
Class Y	N/A	N/A	N/A	N/A	454	8,003	131	2,150
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,195	20,565	1,378	22,064	5,460	87,901	2,544	39,857
Class B	3	44	4	64	23	352	17	248
Class C	23	343	25	347	40	616	22	336
Class Y	N/A	N/A	N/A	N/A	101	1,624	35	549
Shares redeemed:								
Class A	(3,032)	(54,923)	(3,327)	(54,977)	(12,849)	(217,531)	(11,080)	(180,217)
Class B	(16)	(255)	(17)	(255)	(104)	(1,647)	(139)	(2,147)
Class C	(35)	(548)	(51)	(754)	(133)	(2,144)	(122)	(1,918)
Class Y	N/A	N/A	N/A	N/A	(179)	(3,037)	(114)	(1,850)
Net increase	2,071	$ 36,235	1,434	$ 22,863	5,162	$ 84,148	6,938	$ 110,457

| | Vanguard Fund | | | |
| | Year ended 6-30-15 | | Year ended 6-30-14 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	17,805	$ 186,603	13,406	$ 136,348
Class B	46	368	39	319
Class C	113	927	67	553
Class Y	1,024	11,315	694	7,420
Shares issued in reinvestment of distributions to shareholders:				
Class A	13,823	136,430	21,195	201,987
Class B	93	699	174	1,305
Class C	96	735	150	1,154
Class Y	867	9,041	1,212	12,141
Shares redeemed:				
Class A	(26,155)	(274,643)	(37,303)	(382,295)
Class B	(273)	(2,177)	(341)	(2,753)
Class C	(190)	(1,565)	(252)	(2,096)
Class Y	(1,434)	(16,005)	(2,131)	(23,118)
Net increase (decrease)	**5,815**	**$ 51,728**	**(3,090)**	**$ (49,035)**

12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At June 30, 2015, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2015 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$1,146,538	$ 318,556	$ 22,215	$ 296,341
Asset Strategy Fund	2,976,291	322,374	107,374	215,000
Continental Income Fund	1,312,481	232,965	20,627	212,338
Core Investment Fund	3,639,428	900,813	78,951	821,862
Dividend Opportunities Fund	504,181	143,430	8,734	134,696
Energy Fund	225,686	52,993	7,114	45,879
Global Growth Fund	561,300	104,096	20,722	83,374
New Concepts Fund	1,509,302	540,552	117,619	422,933
Science and Technology Fund	2,324,841	1,601,177	106,839	1,494,338
Small Cap Fund	625,438	282,341	6,180	276,161
Tax-Managed Equity Fund	248,087	113,017	11	113,006
Value Fund	779,193	178,694	28,941	149,753
Vanguard Fund	994,770	549,894	7,932	541,962

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2015 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$37,766	$67,877	$166,707	$ 67,528	$ —	$ —	$ —
Asset Strategy Fund	23,497	—	662,434	—	—	—	5,145
Continental Income Fund	9,143	13,553	54,722	82,667	—	—	—
Core Investment Fund	65,244	43,060	429,049	372,337	—	—	—
Dividend Opportunities Fund	9,112	1,441	100,958	62,351	—	1,497	—
Energy Fund	—	—	—	—	—	—	620
Global Growth Fund	2,583	—	21,407	34,460	—	—	—
New Concepts Fund	10,708	16,263	236,175	119,287	—	—	—
Science and Technology Fund	—	—	331,888	248,699	—	—	11,539
Small Cap Fund	168	—	70,950	78,171	—	—	247
Tax-Managed Equity Fund	63	4,721	22,570	21,098	—	—	—
Value Fund	25,916	5,001	65,683	71,330	—	—	—
Vanguard Fund	9,876	5,939	140,510	95,331	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2015 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended June 30, 2015:

| | Pre-Enactment | | | | Post-Enactment | |
Fund	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Accumulative Fund	$ —	$ —	$ —	$ —	$ —	$ —
Asset Strategy Fund	—	—	—	—	—	—
Continental Income Fund	10,702	—	—	—	—	—
Core Investment Fund	—	—	—	—	—	—
Dividend Opportunities Fund	—	—	—	—	—	—
Energy Fund	—	—	—	4,890	1,562	—
Global Growth Fund	—	—	—	—	—	—
New Concepts Fund	—	—	—	—	—	—
Science and Technology Fund	—	—	—	—	—	—
Small Cap Fund	—	—	—	—	—	—
Tax-Managed Equity Fund	—	—	—	—	—	—
Value Fund	—	—	—	—	—	—
Vanguard Fund	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At June 30, 2015, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Accumulative Fund	$ 547	$ (546)	$ (1)	$ —
Asset Strategy Fund	(10,401)	36,254	(25,853)	—
Continental Income Fund	107	(98)	(9)	—
Core Investment Fund	(24)	26	(2)	—
Dividend Opportunities Fund	36	(35)	(1)	—
Energy Fund	1,205	(990)	(215)	—
Global Growth Fund	2,589	(2,215)	(374)	—
New Concepts Fund	16,635	(16,635)	—*	—
Science and Technology Fund	23,453	219	(23,672)	—
Small Cap Fund	8,744	(8,739)	—	(5)
Tax-Managed Equity Fund	—	—	—	—
Value Fund	(8,633)	8,654	(21)	—
Vanguard Fund	3,941	(3,941)	—	—

*Not shown due to rounding.

14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth Fund (formerly, Waddell & Reed Advisors International Growth Fund), Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund, and Waddell & Reed Advisors Vanguard Fund (the "Funds"), thirteen of the series constituting Waddell & Reed Advisors Funds, as of June 30, 2015, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2015, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of June 30, 2015, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
August 17, 2015

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended June 30, 2015:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Accumulative Fund	$20,330,392	$23,163,623
Asset Strategy Fund	14,775,404	23,497,190
Continental Income Fund	6,894,346	7,590,053
Core Investment Fund	46,787,525	55,872,612
Dividend Opportunities Fund	9,111,649	9,111,649
Energy Fund	—	—
Global Growth Fund	—	3,710,841
New Concepts Fund	5,179,609	5,181,025
Science and Technology Fund	—	—
Small Cap Fund	168,168	168,168
Tax-Managed Equity Fund	63,196	63,196
Value Fund	12,020,062	13,806,416
Vanguard Fund	9,875,598	9,875,598

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Accumulative Fund	$166,707,469
Asset Strategy Fund	662,433,761[1]
Continental Income Fund	54,722,159
Core Investment Fund	429,049,347
Dividend Opportunities Fund	100,958,115
Energy Fund	—
Global Growth Fund	21,407,288
New Concepts Fund	236,174,956
Science and Technology Fund	331,887,955
Small Cap Fund	70,950,083
Tax-Managed Equity Fund	22,570,399
Value Fund	65,683,260
Vanguard Fund	140,510,433

(1) Of this amount $42,442,414 is Collectible 28% Gain.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. None of the Funds elected to pass creditable foreign taxes through to their shareholders.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Funds Variable Insurance Portfolios (29 portfolios) and Waddell & Reed InvestEd Portfolios (3 portfolios) (collectively, the" Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds (34 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), comprises the Waddell & Reed/Ivy Fund Complex ("Fund Complex"). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the Ivy Funds and IVH.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (2009 to present); Director, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (35 portfolios overseen); Trustee, IVH (1 portfolio) overseen.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present).
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Former Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Founding Member and Trustee; CGSC Foundation (government) (2004 to 2012); Founding Chair and current Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director and past Chairman, Metropolitan Comm. College Foundation, (1980 to 2014); President, Men of Month Fraternity (2007 to 2011) (Community Service).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2015	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President, Graymark HealthCare (a NASDAQ listed company) (2008-2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Ivy Funds (35 portfolios overseen); Trustee IVH (1 portfolio) overseen.
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009).
Frank J. Ross, Jr. Polsinelli PC 700 West 47th Street, Suite 1000 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present).	Trustee, Ivy Funds (35 portfolios overseen); Trustee, IVH (1 portfolio) overseen.

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); President and Trustee of each of the funds in the Fund Complex.	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City; Trustee, Ivy Funds (35 portfolios overseen); and Trustee IVH (1 portfolio) overseen.
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	2008	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011), formerly CIO of WRIMCO and IICO (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present).	Director of WRIMCO and IICO.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 1964	Vice President Secretary	2008 2008	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Assistant Secretary	2014 2014 2014	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2014 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Waddell & Reed Advisors Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Growth Fund (formerly known as Waddell & Reed Advisors International Growth Fund)

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.